Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CO

02028953

REGISTRANT'S NAME Wienerberger Baustoffindustrie

*CURRENT ADDRESS ______________________

**FORMER NAME ______________________

PROCESSED

MAY 15 2002

THOMSON FINANCIAL

**NEW ADDRESS ______________________

FILE NO. 82- 4316 FISCAL YEAR 12-31-01

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DATE : 5/10/02

Wienerberger Baustoffindustrie

Wienerberger



Annual Report 2001

Corporate Data		1999	2000	2001	Change in %
Sales	in € mill.	1,337.5	1,670.3	1,544.9	-8
EBITDA	in € mill.	308.9	403.4	202.2	-50
Operating EBITDA [1]	in € mill.	278.1	307.8	221.2	-28
EBIT	in € mill.	187.8	254.3	-25.8	>100
Operating EBIT [1]	in € mill.	157.1	158.6	66.2	-58
Profit before tax	in € mill.	178.6	228.3	-62.7	>100
Profit after tax	in € mill.	124.7	201.4	-17.8	>100
Free cash flow [2]	in € mill.	-323.1	96.2	96.1	0
Capital expenditure	in € mill.	155.8	146.2	130.6	-11
Acquisitions	in € mill.	344.9	140.9	97.4	-31
Operating ROCE [1]	in %	7.7	7.8	4.0	–
Equity [3]	in € mill.	921.2	1,109.2	1,008.0	-9
Capital employed	in € mill.	1,297.1	1,568.5	1,613.9	+3
Balance sheet total	in € mill.	2,343.8	2,536.3	2,431.9	-4
Gearing	in %	62.2	54.5	66.9	–
Employees		10,374	11,069	11,331	+2

Stock Exchange Data		1999	2000	2001	Change in %
Dividend per share	in €	0.50	0.80	0.60	-25
Earnings per share	in €	1.74	2.86	-0.29	>100
Operating earnings per share [4]	in €	1.40	1.69	0.83	-51
Share price at year-end	in €	21.59	19.13	15.75	-18
Shares outstanding (weighted) [5]	in 1,000	69,223	68,823	67,975	-1
Market capitalization at year-end	in € mill.	1,499.5	1,328.7	1,093.9	-18

Segments 2001 in € million	Bricks Central and Eastern Europe	Bricks Western Europe	Bricks USA	Pipe and Roofing Investments	Real Estate and Other
Sales	287.1	522.9	291.2	435.4	8.3
Operating EBITDA [1]	70.7	59.4	56.8	40.1	-5.8
Operating EBIT [1]	39.1	-6.6	27.5	14.4	-8.2
Capex and acquisitions	35.4	142.9	24.4	22.7	2.7
Operating ROCE in % [1]	9.6	-1.3	4.0	5.2	n. a.
Capital employed	296.6	666.1	419.4	220.6	11.2
Employees	3,109	3,527	2,091	2,464	140

1) Adjusted for non-recurring income and expenses
2) Cash flow from operating activities minus cash flow from financing activities
3) Equity plus minority interest
4) Before amortization of goodwill, excluding non-recurring income and expenses
5) Adjusted for treasury stock

All abbreviations and foreign terms are defined in the glossary on pages 104 to 106.

Sales


in € mill.
1800
1600
1400
1200
1000
800
600
400
200
0
1,337.5
800.3
1,670.3
1,052.9
1,544.9
1,101.2
1999
2000
2001
Group
Bricks

EBITDA


in € mill.
420
360
300
240
180
120
60
0
308.9
278.1
403.4
307.8
202.2
221.2
1999
2000
2001
EBITDA
Operating EBITDA

EBIT


in € mill.
300
250
200
150
100
50
0
187.8
157.1
254.3
158.6
-25.8
66.2
1999
2000
2001
EBIT
Operating EBIT

Earnings per Share


in €
3.0
2.5
2.0
1.5
1.0
0.5
0.0
1.74
1.40
2.86
1.69
-0.29
0.83
1999
2000
2001
Earnings per share
Operating Earnings per share

ROCE


in %
14.0
12.0
10.0
8.0
6.0
4.0
2.0
0
10.1
7.7
13.9
7.8
0.4
4.0
1999
2000
2001
ROCE
Operating ROCE

Market Capitalization


in € mill.
1500
1250
1000
750
500
250
0
1,499.5
1,328.7
1,093.9
1999
2000
2001

Sales by Region


Austria 9%
Germany 15%
Benelux 11%
France 6%
Eastern Europe 20%
Other Europe 17%
USA 20%
Asia and other countries 2%

Sales by Segment


Bricks Western Europe 34%
Bricks Central and Eastern Europe 18%
Bricks USA 19%
Real Estate and Other 1%
Pipe and Roofing Investments 28%

EBIT by Segment


in € mill.
40
35
30
25
20
15
10
5
0
59%
-10%
22%
-12%
Bricks Central and Eastern Europe
Bricks Western Europe
Bricks USA
Pipe and Roofing Investments
Real Estate and Other

Vision and Mission

Building Value

We are dedicated to making residential housing better and less expensive.

Our primary goal is to create a long-term, balanced increase in value for all those involved with our Company – for investors, customers, and employees.

We are concentrating our efforts on those areas where we are among the best in the world – our core brick business and investments in building materials.

Our investors, customers, and partners set the standards for our success and we want to meet their expectations.

Continual improvement is a requirement for above-average performance. Our motto: grow, but also optimize.

We are successful because our employees act like entrepreneurs.

Our vision is built on value-based growth: Wienerberger – a leading international building materials group, ranking Nr. 1 in our markets.

Market Positions and Segments

Wienerberger is the world's largest producer of bricks and is also a leader on European pipe, roofing, and paver markets – with 217 plants in 28 countries.

Nr. 1 in hollow bricks worldwide
Nr. 1 in facing bricks in Continental Europe
Nr. 2 in facing bricks in the USA
Nr. 1 in roofing systems in Central-Eastern Europe
Nr. 4 in plastic pipes in Europe
Nr. 1 in clay pipes in Europe

Bricks

Bricks Central and Eastern Europe
Porotherm hollow brick systems for walls and ceilings
Semmelrock concrete pavers
Austria, Croatia, Czech Republic, Hungary, Poland, Slovakia, Slovenia

Bricks Western Europe
Terca facing brick systems for walls and pavers
Porotherm and Poroton hollow brick systems for walls and ceilings
Belgium, Denmark, Estonia, Finland, France, Germany, Italy, Netherlands, Norway, Sweden, Switzerland

Bricks USA
General Shale facing brick systems, concrete products for walls and pavers, and arkalite in the USA

Pipe and Roofing Investments

Bramac concrete roof tiles in Central-Eastern Europe
Tondach Gleinstätten clay roof tiles in Central-Eastern Europe
Pipelife plastic pipes in Europe, USA, China
Steinzeug sewage systems in Europe, Malaysia

Real Estate and Other

Real estate, stove tiles

As of March 2002

Wienerberger

Contents

Meets a basic need in unparalleled quality and creates security in an ever-changing world:
Brick.
The symbol of Wienerberger. An investment with vision and long-term perspective.



Pattern of holes for Porotherm bricks

Dear Shareholders,

2001 was a year of transition for Wienerberger:

- With the sale of Treibacher Industrie AG and major real estate projects in 2000, Wienerberger has developed from a holding structure into a focused operating building materials company.

- Non-recurring gains on the sale of segments and real estate, and the income generated by these businesses, totaled roughly 40% of Group earnings in 2000. Beginning in 2001 these one-time revenues play a much smaller role – our earnings growth is now driven by building materials.

- On May 21, 2001 the well-prepared change on the Managing Board was completed. My three colleagues and I have used this opportunity to review the strategy and structure of the Wienerberger Group.

The result of this process is our "new" Wienerberger with a very clear, simple, and transparent structure. The nucleus of our company is formed by the brick business and related products. It represents approximately 70% of Group sales and is organized into three regional segments: Eastern Europe including Austria, Western Europe, and the USA. These business units are complemented by strategic joint ventures in building materials, pipe and roofing investments, and non-operating assets that consist primarily of real estate.

This change process was also visualized in the redesign of our logo. Clear and forceful lines as well as a powerful flame symbolize the self-confidence and optimism of our Wienerberger.

Change also characterized the operating environment in 2001. The global economic downturn became increasingly obvious during the course of the year, and the events of September 11 accelerated and amplified this trend. Our reaction was swift and far-reaching. We intensified optimization programs in Germany, Austria and Switzerland, and introduced additional measures in Poland and the USA. Our goal was to adjust capacity to match weaker demand and to further improve our cost structure, in particular by increasing the flexibility of fixed costs. We therefore closed 17 plants in Europe and the USA, the majority of which were smaller factories with a limited remaining useful life. These closures led to non-recurring restructuring costs of € 19 million and write-downs of € 73 million. These optimization programs formed the basis to best prepare Wienerberger for the future market environment.

Operating results were strongly depressed, above all by adverse market conditions in the German construction industry. Both Poland and the USA recorded a sharp drop in profits. In total, comparable operating EBITDA fell by 24% to € 221.2 million and EBIT by 55% to € 66.2 million. Restructuring expenses led to a loss of € 19.6 million, or € -0.29 per share, for the Group. In the prior year, however, we have created the foundation to quickly return to our former earning power. In any event, 2001 will remain an exception with respect to the development of earnings.

Last year we defined a target range of 3.5 to 4% for our dividend yield. We want to continue this policy for the reporting year, and recommend that the Annual General Meeting approve a dividend of € 0.60 per share. This distribution is an expression of our conviction that, in spite of unsatisfactory results, we will soon be able to return our building materials business to its former earning power.

The price of the Wienerberger share came under considerable pressure during 2001. Growing pessimism over the situation on capital markets compounded our unsatisfactory earnings development. In past years, the combination of unusually good annual earnings and non-recurring income had made it difficult to "correctly" value the Wienerberger share. With our new structure, we have introduced a significantly higher degree of transparency. The value of the Wienerberger share is now determined by the building materials business plus residual non-operating real estate and investments which is currently estimated at € 160 to 180 million.

In order to optimize our capital structure and cost of capital, we bought back a total of 4.2 million shares, or 6.0%, of our own stock for a favorable average price of € 16.09. This step lowered the weighted average cost of capital to 7.0%.

Bricks will determine the future of Wienerberger. This product has been the material of choice in residential construction for over 5,000 years. In Europe roughly two million units are built each year, 60% with bricks. We are convinced that bricks will remain the leading material for residential construction, either as hollow bricks for load-bearing walls or facing bricks for facades and are working to make this conviction reality. Throughout the world, bricks symbolize high-quality living, security, aesthetics, and stability. These hopes and desires will also continue into the future.



Wolfgang Reithofer, Chief Executive Officer of Wienerberger AG

We are therefore intensifying our efforts primarily in three fields:

Marketing: The continuous development of our products has priority. In hollow bricks, we are focusing on improvements in construction properties and economy. Porotherm and Poroton plane bricks are outstanding examples of this development work. Our Terca facing bricks reflect latest trends in colors and surface structures. Other areas of emphasis are closeness to and service for our customers, with logistics supported by e-business.

Technology: By continually improving production processes, we want to make the production of bricks even less expensive and more environmentally friendly. We have developed patented processes for manufacturing hollow bricks, which will serve to safeguard our technology and cost leadership in the future.

Employees and management are the foundation for the success of Wienerberger. Our decentralized, multicultural corporate structure promotes independence and initiative in local companies. Together with the synergy added by centralized functions, we have the right structure and decisive know-how. This is our most important competitive advantage, which we intend to emphasize through stock ownership programs for employees and management.

I see the Wienerberger strategy in two stages. During these times of change and uncertainty, we have concentrated on increasing the inner strength of our company. That was the year 2001 and our homework is finished. Now, in 2002, Stage 2 has begun: our mission is to return to former earning power. We have therefore defined specific strategies for the following regions and business segments:

Growth markets (Eastern Europe and USA): We want to take advantage of long-range growth forecasts for Eastern Europe by increasing our market positions. Priority areas are further expansion in Poland, and the acquisition or construction of production facilities in Romania and Southeast Europe. For our long-term development, we are analyzing prospects in the CIS region.

The USA represents a long-term market opportunity because of its growing population. First of all, we want to guarantee that measures taken in 2001 to safeguard earnings will bring the desired results. We will then further expand the strong position of General Shale through bolt-on investments and acquisitions.

Turnaround markets (Germany, Austria, Switzerland): In these three countries we were faced with negative operating EBIT of € -43.0 million in 2001. Our foremost goal is to improve this unsatisfactory situation quickly and by a significant amount. Supported by savings from optimization programs and expected price recovery, particularly in Germany, our goal is to break even with operating results in this region during 2002. Over the mid-term, our plans are to record positive EBIT equal to the 2001 loss.

Free cash flow markets (Western Europe): Continuous optimization is the focal point of our activities in the mature markets of Southern, Western, and Northern Europe. In addition, we want to expand our position on these markets through acquisitions with high synergy potential. We therefore concluded an agreement with Hanson plc, a British building materials group, in February 2002 to acquire their brick activities in Continental Europe. Proceedings have already started to obtain necessary approvals from cartel authorities. This step should strengthen our market positions and earning power in Belgium, Holland and northern France. It represents an optimal addition to our existing product range and will create sizeable synergy potential.

Pipe and Roofing Investments (joint ventures): The basic goal for our strategic building material investments in the pipe and roofing area is continual improvement in earnings and the optimization of cash flows. We are interested in transforming our joint venture holdings to majority shares over the middle to long-term, but remain open to selling individual investments if suitable opportunities should arise.

Non-operating assets: Despite numerous sales in recent years, Wienerberger still owns a valuable stock of non-operating assets. Our strategy is to gradually separate these assets from current operations and divest them at an optimal price. We therefore formed the ANC Foundation in 2001, and transferred the landfill business to this entity as a first step. Proceeds from the sale of non-operating assets will be dedicated to financing our growth strategy. We estimate the current value of these assets at € 160 to 180 million, and have set a target of five years for realization.

Dear shareholders, Wienerberger has a clear and logical strategy. Our management and employees know their goals and objectives for 2002 and the future. Their concentration is directed towards the turnaround in Central Europe, safeguarding earnings in the US, profitable growth in Eastern Europe, and the integration of Hanson Bricks Continental Europe. We want to use this as the foundation to increase operating EBIT above the € 100 million level in 2002, and return to the former earning power of the building materials business as quickly as possible. We ask you for your continued trust and hope you will accompany us on this road.

Yours



Boards and Management

Supervisory Board

Gerhard Randa, Chairman
Chairman of the Board of Directors of Bank Austria AG and member of the Board of Directors of HVB Group

Christian Y. Dumolin
Vice-Chairman
President of Koramic Building Products N.V.

Ignace Gheysens
Secretary General of Koramic Building Products N.V. (up to May 10, 2001)

Heinz Gruber
Former Chairman of the Employees' Council and Speaker of the European Employees' Council (up to January 31, 2001)

Sieglinde Gruber
Delegated by the Employees' Council, production employee at Wienerberger stove tile plant Walbersdorf, Austria

Erich Hampel
Chairman of the Board of Directors of Creditanstalt AG and member of the Board of Directors of Bank Austria AG

Rupert Hatschek
Managing Director of Rupertus Vermögens-verwaltungs- und Beteiligungsges.m.b.H.

Martina Kis
Delegated by the Employees' Council, employed at the Central Laboratory in Austria

Franz Lauer
Vice-Chairman of the Board of Directors of Wiener Städtische Allgemeine Versicherung AG

Alois Michielsen
Chairman of the Board of Directors of Solvay SA

Erich Pimmer
Former Director of Investments at Creditanstalt AG (up to May 10, 2001)

Willy van Riet
Member of the Board of Directors of Koramic Building Products N.V. (as of May 11, 2001)

Karl Sauer
Chairman of the Employees' Council and Speaker of the European Employees' Council (as of February 1, 2001)

Martin Schandl
Delegated by the Employees' Council, field sales representative of Wienerberger Ziegelindustrie AG, Austria

Karl Schmutzer
Managing Director of B&C Holding GmbH (as of May 11, 2001)

Georg Schwarz
Managing Director of Ludwig Engel KG

Jean Dominique Sturm
Entrepreneur

Helmut Urban
Delegated by the Employees' Council, mechanic at Ziegelwerk Hennersdorf, Austria (as of Feb. 1, 2001)

Managing Board

Wolfgang Reithofer
Chief Executive Officer
53 years old, responsible for Bricks USA, Joint ventures (with Hans Tschuden), Real Estate, strategy, corporate development, human resources and communications

Additional functions: Member of Supervisory Board of ÖBB (Austrian Railways), Vice-Chairman of the Supervisory Board of Alwa Güter- und Vermögensverwaltungs-AG, Vice-Chairman of Immoeast Immobilien Anlagen AG, President of the Austrian Association of Brick Producers, Member of the Executive Committee of the European Brick Association

Heimo Scheuch
Chief Operating Officer
35 years old, responsible for building materials in West and North Europe, and marketing
Additional function: Member of the Executive Committee of the European Brick Association

Hans Tschuden
Chief Financial Officer
43 years old, responsible for Joint ventures (with Wolfgang Reithofer), finance, treasury, and IT

Johann Windisch
Chief Operating Officer
49 years old, responsible for building materials in Central, South and Eastern Europe, as well as technology, engineering and procurement


Hans Tschuden


Wolfgang Reithofer


Johann Windisch


Heimo Scheuch











Management Committee

The Management Committee supports the Managing Board in the strategic and organizational development of the Wienerberger Group.

Managing Board

Wolfgang Reithofer
Heimo Scheuch

Hans Tschuden
Johann Windisch

Top Executives

Johan van der Biest
Terca Bricks N.V., Belgium

Bert Jan Koekoek
Terca Baksteen B.V., Netherlands

Dick Green
General Shale Products LLC, USA

Christian Schügerl
Wienerberger International N.V., East Europe

Klaus Hoppe
Wienerberger Ziegelindustrie GmbH, Germany

Karl Thaller
Wienerberger International N.V., East Europe

Corporate Services

Adolf Jessner
General Secretary

Thomas Melzer
Corporate Communications

Martin Kasa
Corporate Marketing

Moritz Stipsicz
Corporate Development

Thomas Leissing
Corporate Finance

Goes through fire for long term investors.
The enduring performance of brick.



The Wienerberger Share



High thermal-insulating Porotherm 45 S plane brick

The Wienerberger Share

The Vienna Stock Exchange remained stable throughout 2001 and was able to successfully resist the crisis mood prevailing on major international exchanges. The Austrian Traded Price Index (ATX) profited from the rising popularity of Old Economy issues and virtual absence of technology and Internet stocks. The ATX recorded an impressive plus of 6.3% over year-end 2000, and outperformed all relevant indices. The Nasdaq technology exchange and Swiss SPI each lost 21.1%, and the US Dow Jones Industrials closed 2001 at 7.1% below the prior year level. Strong declines were also registered by the German DAX at 19.8% and the English FT-SE 100 at 16.2%.

Share high € 24.25
Share low € 13.85

The movement of the Wienerberger share paralleled the unsatisfactory development of Group earnings during the reporting year. After a strong increase to an annual high of € 24.25 in February, the stock lost ground throughout the remainder of the year and fell to a historical low of € 13.85 following the collapse of international exchanges in September. Our share failed to join the global stock rally towards the end of 2001 because of the decline in earnings. The Wienerberger share closed the reporting year at € 15.75, or 17.7% below year-end 2000. During the first two months of 2002, our stock began a strong rebound. Supported by more positive earnings forecasts for the current year and the announced takeover of Hanson brick activities in Continental Europe, the stock price rose to over € 18 by the end of February.



€ 25
€ 23
€ 21
€ 19
€ 17
€ 15
€ 13
01/01
02/01
03/01
04/01
05/01
06/01
07/01
08/01
09/01
10/01
11/01
12/01
01/02
02/02

Wienerberger AG
ATX – Austrian Traded Price Index
European Building Materials Index

With turnover totaling € 784.2 million, or an average of 170,821 shares per day (purchases and sales, double-count method), Wienerberger recorded the fifth highest trading volume on the Vienna Stock Exchange in 2001. On the Austrian Futures and Option Exchange (ÖTOB), 77,251 option contracts with a total volume of € 149 million were traded for Wienerberger stock.

In 2000 Wienerberger defined a range of 3.5 to 4% for our dividend yield. Even though non-recurring restructuring costs have led to a loss, the Managing Board remains optimistic concerning developments in the current year. The Board will therefore recommend that the Annual General Meeting approve payment of a € 0.60 dividend per share. The distribution will total € 38.8 million, which exceeds the 1999 level.

Key Data per Share		1999	2000	2001	Change in %
Operating EBITDA[1]	in €	4.02	4.47	3.25	-27
Operating EBIT[1]	in €	2.27	2.30	0.97	-58
Earnings	in €	1.74	2.86	-0.29	>100
Operating earnings[2]	in €	1.40	1.69	0.83	-51
Dividend	in €	0.50	0.80	0.60	-25
Equity	in €	12.85	15.71	14.83	-6
Share price high	in €	26.20	25.60	24.25	-5
Share price low	in €	18.65	17.77	13.85	-22
Share price at year-end	in €	21.59	19.13	15.75	-18
P/E Ratio high[3]		18.7	15.1	29.2	–
P/E Ratio low[3]		13.3	10.5	16.7	–
P/E Ratio at year-end[3]		15.4	11.3	19.0	–
Shares outstanding (weighted)	in 1,000	69,223	68,823	67,975	-1
Market capitalization at year-end	in € mill.	1,499.5	1,328.7	1,093.9	-18
Average stock exchange sales/day	in € mill.	3.7	2.9	3.1	+7

1) adjusted for non-recurring income and expenses
2) before amortization of goodwill, excluding non-recurring income and expenses
3) based on operating earnings

Share Buyback

In October 2001 Wienerberger initiated a share buyback program to improve the Group's capital structure and cost of capital. A total of 4,176,339 shares were repurchased over the Vienna Stock Exchange for an average price of € 16.09. The funds required for this buyback totalled € 67.2 million. As a result of this program, the number of shares outstanding declined from 69,455,312 to 65,278,973.

Free float


Austria 51%
USA 13%
Switzerland 10%
France 9%
Great Britain 6%
Belgium 5%
Luxembourg 3%
Others 2%
not available 1%

Shareholder Structure

With market capitalization of over € 1 billion and approximately 6% of the ATX volume at year-end 2001, Wienerberger is one of the largest public companies in Austria. The majority shareholders are Creditanstalt AG (a subsidiary of the German HVB Group) and the Belgian Koramic Building Products N.V., which each own more than 25% of outstanding shares. A survey of the ownership structure conducted in February 2002 indicated a slight decline in the number of Austrian shareholders to 51%. The largest group of foreign investors is represented by the USA at 13%, followed closely by Swiss investors at 10%. Substantial investments are also held in France, Great Britain, Belgium and Luxemburg. Wienerberger stock is owned 69% by institutional investors and 30% by private shareholders.

Investor Relations

The goal of our investor relations activities is to meet the expectations of capital markets through a transparent communications policy. We view investor relations not only as an obligation to provide our owners with regular and open information on their company, but also as an opportunity to attract new domestic and international investors. We have increased the transparency of the Wienerberger Group with a new segmentation of our business units, in order to facilitate the correct valuation of our stock. This is expected to lead to a continual increase in liquidity and market capitalization.

Free Float



Institutional investors 69%
Private investors 30%
not available 1%

During the past year we held numerous meetings with investors and analysts in order to provide up-to-date information on current developments and the early implementation of restructuring measures in our company. At the end of October, sixteen analysts accepted an invitation to our annual meeting in Antwerp. Participants were able to gather information on our facing brick business in Western and Northern Europe during plant visits and presentations.

We are continuously expanding the range of information provided on our website www.wienerberger.com. In addition to facts and figures on Wienerberger, Internet users can review annual and interim reports, company presentations, webcasts of annual general meetings and press conferences, and recordings of conference calls on current steps or results. The "Fair Disclosure Regulation" of the US Securities and Exchange Commission requires the simultaneous disclosure of company information with identical content. Wienerberger complies with this regulation voluntarily and in a consistent manner. Announcements on our company are provided to analysts, investors, and the media concurrently. At the same time, this information is also placed on our Website to give our private shareholders equal access to current information.

Thanks to this transparent information policy, Wienerberger enjoys coverage by nearly all well-known international and domestic investment banks. BNP Paribas, Credit Suisse First Boston, Deutsche Bank, Dresdner Kleinwort Wasserstein, HSBC, JP Morgan, KBC Securities, Merrill Lynch, Schroder Salomon Smith Barney, as well as Bank Austria Creditanstalt, Erste Bank and Raiffeisen Centrobank publish regular analyses on Wienerberger and its stock. A current list of the analysts who cover Wienerberger can be found on our Website.

Information on the Wienerberger share

Investor Relations Officer:	Thomas Melzer
Shareholders' telephone:	+43 (1) 601 92-463
E-Mail:	investor@wienerberger.com
Internet:	www.wienerberger.com
Vienna Stock Exchange:	WIE
Reuters:	WBSV.VI
Bloomberg:	WBST AV
Datastream:	O: WNBA
ADR Level 1:	WBRBY
Stock number:	083170

Report of the Supervisory Board

During the 2001 Business Year the Supervisory Board was informed of the development of business, major events and programs affecting the Group, and planning processes in four regular meetings with the Managing Board. In addition, the Working Committee also met four times.

At all meetings the Managing Board provided the Supervisory Board with extensive information on the position of the company, and also supplied regular written reports on the business and financial condition of the Group and its holdings as well as investment plans. Separate reports were prepared for special actions or measures. In addition, the Chairman and Vice-Chairman of the Supervisory Board held regular individual conferences with the members of the Managing Board.

The most important issue during the past year was the optimization of the Group's plant and cost structures. The principal focal point was the strong decline on the building materials market in Germany, which was characterized by a steady downward price spiral and substantial excess capacity, and its negative influence on neighboring markets. In order to reduce this excess capacity on a lasting basis, Wienerberger acquired its largest competitor in Germany and permanently closed five plants.

Wienerberger also closed plants in the USA, Poland, Czech Republic, Austria, Switzerland, and the Netherlands. This optimization program led to high non-recurring restructuring costs, which had a substantial negative impact on the financial statements for 2001. The Supervisory Board and management view these measures as a prerequisite to quickly return the company to its former earnings level. A significant positive impact on the profitability of the Wienerberger Group is already expected for 2002.

The Annual Financial Statements and Review of Operations were audited by KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft. The results of this audit provided no grounds for objections. All documentation related to the Annual Financial Statements, the recommendation of the Managing Board for the distribution of net profit, and reports of the auditors were presented to the Supervisory Board and discussed in the presence of the auditors. We also personally examined the information provided in accordance with § 96 of the Austrian Stock Companies Act and agree with the results of the audit. Moreover, we agree with the recommendation of the Managing Board for the use of retained earnings.

The Supervisory Board has therefore approved the Annual Financial Statements, which are hereby ratified in accordance with the provisions of § 125 Par. 2 of the Austrian Stock Companies Act.

Vienna, April 2, 2002
Gerhard Randa, Chairman




Villa de Goes (Architect Jacq. de Brouwer)

Terca „Diamond Black“ extruded facing bricks from the Zonnebeke plant in Belgium



The decision between Old and New Economy, between solid and virtual values is clear. Brick tops the list.

Annual Highlights 2001

January 2001

Acquisition of Vinica clay roofing tile plant in Macedonia by Tondach Gleinstätten

March

Integration of hollow brick plants in Prestice (Czech Republic), Pannonhalma, Kisbér and Teskánd (Hungary), Zieleniec and Zlocieniec (Poland) and completion of the Gnaszyn hollow brick plant in Poland

April

Sale of the Rouffach hollow brick plant in France

May

Wolfgang Reithofer, Heimo Scheuch, Hans Tschuden, and Johann Windisch take over as the Managing Board of the Wienerberger Group

Purchase of Lafarge Ziegelwerk GmbH & Co. KG with one hollow brick plant in Apfelberg, Austria

June

Acquisition of the Megalith Group, the second largest brick producer in Germany, with 8 plants

Relocation of Wienerberger AG headquarters to the Vienna Twin Tower

Shutdown of the Bristol concrete block plant in the USA

Opening of a plant for prefabricated concrete ceiling elements in Ócsa, Hungary

Closing of Tuggen concrete plant in Switzerland

July

Purchase of technical equipment from closed Taucha brick plant near Leipzig in Germany

Shutdown of plastic pipe production in Kaavi, Finland, by Pipelife

August

Acquisition of Gessner hollow brick plant in Bad Neustadt, Germany

September

Shutdown of Lisov hollow brick plant in the Czech Republic

Closing of Kawordrza hollow brick plant in Poland

Wienerberger receives the "Austrian Annual Report Award 2001" from the business magazine "Trend" for the second-best annual report in Austria

October

Share buyback program to optimize capital structure and the cost of capital

Wienerberger shareholders' day at the Vienna Twin Tower

Wienerberger investors and analysts conference in Belgium and the Netherlands

Closing of the Niederndorf and Schönau hollow brick plants in Germany

Decision to close the Bärnbach hollow brick plant in Austria at the end of January 2002

Wienerberger takes second place in the Austrian Stock Exchange Awards presented by business magazine "Gewinn"

November

Shutdown of the Gleisdorf concrete tile plant in Austria by Bramac

Purchase of a 30% holding in Fornaci Giuliane S.p.A. with plants in Cormons, Maiano and Sagrado, Italy

Closing of Königsaue hollow brick plant and Buchhorst and Hude facing brick plants in Germany

December

Closing of the Ochten facing brick plant in the Netherlands

Shutdown of the Gölzau plastic pipe plant in Germany by Pipelife

Closing of Beltsville, Atlanta I and Louisville II facing brick plants in the USA

Acquisition of Stod and Blizejov clay roofing tile plants in the Czech Republic by Tondach Gleinstätten

February 2002

Agreement with Hanson PLC for the acquisition of its brick business in Continental Europe with 23 plants in five countries (subject to approval by the EU Commission)


Come home to stability and security.
Come home to brick.
ZZ Wancor large-sized clay roof tile “Plano 10”

The Economy

Global recession in 2001

The global economy slid into a recession during 2001, which was triggered by the end of unrealistic expectations for the "New Economy", slower growth in international trade, and the aftereffects of higher oil prices. The US economy recorded a significant decline in capital investment. Moreover, the September 11 attacks served to further reduce international growth.

Growth impulses from USA

This economic downturn slowed inflation and provided added maneuvering space for the fight against recession. Over the course of the year, the US Federal Reserve lowered interest rates by 475 basis points to 1.75% in order to stimulate investment. Additional impulses came in the form of tax reductions and increased government spending. These measures supported growth of 0.2% in the fourth quarter and 1.1% for the year as a whole.

A significant weakening in growth was also noticeable throughout the Euro-zone in 2001. In spite of declining inflation rates during the second six months, the ECB reacted cautiously and reduced interest rates by only 150 basis points to 3.25%. GDP growth in the Euro-zone was higher than in the USA, reaching 1.4%.

Continued expansion in Central-Eastern Europe

With the exception of Poland, the countries in Central-East Europe recorded growth of 3 to 5%. Strong domestic demand and a steady high level of investment offset lower exports. The situation in Poland was more difficult. An extremely restrictive monetary policy and excessive expansion in previous years led to a sudden, severe drop in growth to +1.5%.

Construction industry declines in Western Europe

Declines in Germany, Belgium, the Netherlands and Austria prevented the construction industry in Western Europe from keeping pace with general economic developments. With an increase of only 0.1%, growth was virtually non-existent in this branch. Stabilization at the prior year level was only made possible by an increase of 1.5% in commercial construction and 2.3% in civil engineering. Despite expansion in Italy and Spain, new housing starts fell by 4.7% and had a significant negative impact on overall development. The renovation and modernization sector was able to record growth of 1.6%.

Total construction volume in Central-East Europe declined by 2.2% as a result of negative developments in Poland. In contrast to prior year trends, new housing starts dropped by 3.9%.

Strong housing starts in USA

Strong reductions in interest rate levels supported an unexpectedly high level of residential construction in the USA. New housing starts totaled 1.6 million, for a slight increase over the prior year.

In the coming years, new housing starts in the countries of Central-Eastern Europe are forecasted to develop at above-average rates. Poland is also expected to connect with this trend beginning in 2003. Moderate growth is predicted for Western Europe. Future developments in the USA are uncertain, but demographic forecasts lead to expectations of a long-term increase in residential construction.

Construction volume Western Europe	1999	2000	2001e	2002e	2003e
Belgium	2.2	1.3	-3.0	-2.0	1.0
Denmark	-3.0	2.6	-3.8	1.7	2.8
Germany	1.5	-2.5	-5.2	-1.3	0.8
Finland	5.5	6.5	-1.0	-2.0	1.0
France	6.5	7.3	1.5	0.2	-0.1
Great Britain	1.3	1.6	3.4	2.4	2.8
Italy	5.1	5.6	4.1	1.9	0.9
Netherlands	5.7	3.3	-2.0	-1.6	2.4
Norway	5.2	4.2	-1.0	0.3	1.9
Austria	2.2	1.3	-3.0	-2.0	1.0
Portugal	5.1	6.3	1.7	2.7	2.4
Sweden	2.6	1.9	2.9	4.5	3.5
Schwitzerland	-3.3	2.1	1.3	2.0	2.0
Spain	8.8	6.5	5.1	2.5	1.0
Western Europe	**3.6**	**2.7**	**0.1**	**0.5**	**1.3**

Construction volume Central-Eastern Europe	1999	2000	2001e	2002e	2003e
Poland	6.2	-0.3	-7.8	-5.5	1.8
Slovakia	-26.5	3.7	2.5	6.8	8.4
Czech Republic	-6.2	4.7	11.5	5.4	5.3
Hungary	5.9	4.7	7.0	6.4	8.0
Central-Eastern Europe	**2.6**	**1.3**	**-2.2**	**-1.1**	**3.9**

Construction volume North America	1999	2000	2001e	2002e	2003e
USA	7.4	6.6	6.1	1.6	2.5

Residential construction


15
10
5
0
-5
-10
-15
Change in %
10.9
8.3
6.6
7.3
6.0
1.9
2.5
0.6
1.4
0.2
0.1
-3.9
-4.0
-5.5
-13.5
99
00
01e
02e
03e

Civil engineering


12
10
8
6
4
2
0
-2
-4
11.4
Change in %
7.2
7.4
4.8
4.9
4.1
2.6
3.5
0.4
1.1
1.0
-0.1
-1.7
-2.1
-1.4
99
00e
01e
02e
03e
Germany
Central-East Europe
USA

Sources: Euroconstruct December 2001, US Bureau of the Census, own calculations; real change in %; e=expected

Analysis of Results

Earnings Position

Sales by Region



Austria 9%
Germany 15%
Benelux 11%
France 6%
Eastern Europe 20%
Other Europe 17%
USA 20%
Asia and other countries 2%

The global economy continued to weaken throughout 2001, and the events of September 11 served to accelerate and intensify this trend. In particular, the massive slump in Germany had a strong negative impact on operating results in the Wienerberger Group. Significant profit declines were also recorded on key markets in Poland and the USA. In order to actively counter this development, Wienerberger implemented optimization programs at an early stage. These programs led to non-recurring expenses of € 92.0 million.

Group sales declined by 8% to € 1,544.9 million. This was a consequence of the sale of Treibacher Industrie AG, which was included in the prior year consolidation at € 156.1 million. Since the sale of Treibacher, Wienerberger revenues have been generated exclusively from building materials, with 71% recorded by the core brick segment. After adjustments for divestments, Group sales rose by 2% for the reporting year. € 57.4 million of this total were recorded by the brick activities in Northern Europe, which were consolidated for the first time in 2001. Organic growth in Eastern Europe and Italy was offset by volume and price declines in Germany, Austria, Switzerland, and the Benelux countries. In the USA lower volume sales were equalized by higher prices and a strong dollar. The share of sales recorded in our growth regions of Eastern Europe and the USA increased to 40%. The Pipe and Roofing Investments segment also recorded a decline in sales, which fell by 3% to € 435.4 million. Lower volume sales of Pipelife plastic pipes were in part offset by higher sales in the Bramac roofing sector.

Results were unable to match comparable prior year operating EBITDA of € 291.9 million (adjusted for Treibacher). The 24% drop to € 221.2 million was the consequence of an unfavorable operating environment. Lower earnings were recorded primarily in Germany, Austria, Switzerland, Poland, and the USA. Losses of € 43.0 million were recorded on markets in Germany, Austria and Switzerland because of weaker demand and prices, but brick activities in Poland registered a modest profit. In the USA higher prices were only able to partly offset declining volume sales and costs of idle capacity. EBIT remained below the record prior year level. Brick activities in Hungary, the Czech Republic, Croatia, and Italy showed positive development as expected. The share of operating EBIT generated by the acquisition in Northern Europe totaled € 4.8 million.

Development of Earnings	2000	Sales[2]	Purchases[3]	One-time[4]	Organic	2001
	in € mill.	in € mill.	in € mill.	in € mill.	in € mill.	in € mill.
Sales	1,670.3	-156.1	57.4		-26.7	1,544.9
Operating EBITDA	307.8	-15.9	8.3		-79.0	221.2
Operating EBIT	158.6	-11.4	4.8		-85.8	66.2
Net extra. inc./exp.[1]	95.6	-95.6	-0.6	-91.4	0.0	-92.0
Financial results	-25.9	-0.7	-1.7	0.0	-8.6	-36.9
Profit before tax	228.3	-106.3	2.5	-91.4	-95.8	-62.7
Profit after tax	201.4	-102.7	0.9	-58.4	-59.0	-17.8

1) Non-recurring income and expenses
2) Effects of non-recurring and operating results from companies divested in 2000
3) Effects of companies acquired in 2001
4) Non-recurring costs for restructuring measures

The sale of companies led to non-recurring revenue of € 95.6 million in 2000. In addition, Treibacher made a contribution of € 11.4 million to Group operating EBIT. Earnings growth of € 4.8 million from acquisitions in 2001 resulted from the initial consolidation of brick activities in Northern Europe. Restructuring and optimization measures led to added expenses of € 92.0 million, which placed a burden on EBIT for the year. Of this total, € 73.0 million represent non-cash extraordinary write-downs and € 19.0 million expenses and provisions.

Pipelife was also unable to escape difficult market conditions in Europe and the USA, and faced a significant decline in earnings because of lower volume sales. Bramac recorded higher earnings, supported by a strong position in Eastern Europe. In the Pipe and Roofing Investments segment, operating EBIT fell by 45% to € 14.4 million. In contrast to the prior year, no major revenues were realized from real estate. Non-recurring expenses related to the change on the Managing Board had a negative impact on earnings in the Real Estate and Other segment.

Sales by Segment



Bricks Western Europe € 522.9 mill.
Bricks Central and Eastern Europe € 287.1 mill.
Bricks USA € 291.2 mill.
Real Estate and Other € 8.3 mill.
Pipe and Roofing Investments € 435.4 mill.

Operating EBIT	2000	2001	Change
	in € mill.	*in € mill.*	*in %*
Bricks Central and Eastern Europe	52.7	39.1	-26
Bricks Western Europe	31.0	-6.6	>100
Bricks USA	39.7	27.5	-31
Bricks	**123.4**	**60.0**	**-51**
Pipe and Roofing Investments	26.0	14.4	-45
Real Estate and Other	9.2 [1]	-8.2	>100
Wienerberger Group	**158.6**	**66.2**	**-58**

1) including € 11.4 million from Treibacher

Profitability Ratios for Bricks	2000	2001
	in %	*in %*
Gross profit on sales	34.3	31.4
Administrative expenses as a % of sales	7.3	5.7
Selling expenses as a % of sales	18.6	20.9
Operating EBIT margin	11.7	5.5

Operating depreciation (excluding the amortization of goodwill) as a percentage of sales increased to 8.9% (2000: 8.0%) following the deconsolidation of Treibacher. This value, which is high in international comparison, is a result of our active investment policy in recent years, and an indicator of the capital-intensive nature of our business and technical potential of the Group.

Financial results decreased from € -25.9 to -36.9 million as a result of higher financing costs partially related to the share buyback program in October. Interest coverage (ratio of EBIT to interest expense) was negative because of restructuring costs. The Group realized tax income of € 44.9 million from the capitalization of tax loss carry-forwards which were also related to the non-recurring restructuring costs.

Earnings per share

in €



3.0
2.5
2.0
1.5
1.0
0.5
0.0
1.74
1.40
2.86
1.69
0.83
-0.29
1999
2000
2001

Earnings per share
Operating earnings per share

Lower operating earnings and non-recurring costs led to a loss of € 17.8 million after tax. IAS earnings per share of € 2.86 from the prior year turned into a loss of € 0.29 for 2001. Operating earnings per share, before the amortization of goodwill and excluding restructuring costs and non-recurring gains on sale, fell from € 1.69 to 0.83.

The number of employees increased by 2% to 11,331 as a result of acquisitions. Reductions in the workforce, which are the result of restructuring and optimization measures, will begin to take effect in 2002.

Income Statement	2000	2001	Change
	in € mill.	*in € mill.*	*in %*
Sales	1,670.3	1,544.9	-8
Cost of goods sold	-1,167.8	-1,086.6	-7
Selling and administrative expenses	-388.7	-393.1	+1
Other operating expenses	-30.1	-39.1	+30
Other operating income	90.0	57.9	-36
Amortization of goodwill	-15.1	-17.8	+18
Operating EBIT 1)	**158.6**	**66.2**	**-58**
Non-recurring write-offs and provisions	0.0	-92.0	>100
Non-recurring income from the sale of companies	95.6	0.0	>100
Operating profit 2)	**254.3**	**-25.8**	**>100**
Financial results	-25.9	-36.9	+42
Profit before tax	**228.4**	**-62.7**	**>100**
Taxes	-27.0	44.9	>100
Profit after tax	**201.4**	**-17.8**	**>100**

1) Before non-recurring income and expenses
2) After non-recurring income and expenses

Asset and Financial Position

Both the balance sheet total and asset structure of the Group remained virtually unchanged over the prior year. The balance sheet structure of the Wienerberger Group is typical for the industry, and is characterized by a high fixed asset component and above-average long-term financing.

Plant, property and equipment equaled 64% of total assets, showing little change from the prior year. Investments and acquisitions made during the business year totaled € 228.0 million, or slightly less than ordinary plus extraordinary depreciation, so that tangible fixed assets declined by € 8.1 million. The reclassification of non-current securities to current assets, which was required by IAS 39, led to a decrease of € 84.5 million in financial assets. Tangible fixed assets represent 72% of Capital Employed.

Inventories as shown on the balance sheet total € 331.8 million (2000: € 300.7 mill.) and are higher at year-end for seasonal reasons. Lower market activity led to an increase in stocks of finished goods in some regions. Average outstanding trade receivables remained relatively constant at 36 days. Other receivables declined by € 97.5 million, primarily due to payment of the final installment of € 75.2 million on the sale of Treibacher Industrie AG. Liquidity, which is comprised of cash on hand, deposits with banks, and current securities, decreased by € 32.3 million to € 205.0 million.

Development of Balance Sheet Structure in € billion


2.43
2.54
2.54
2.43
Fixed and financial assets
Equity and minority interest
44 %
41 %
64 %
63 %
13 %
12 %
Provisions
Financial liabilities
Inventories
14 %
12 %
36 %
38 %
Other current assets
22 %
25 %
7 %
9 %
Other liabilities
01
00
00
01
Assets
Equity and Liabilities

Group equity declined by 9% to € 987.0 million. Decreases of € 141.9 million that resulted from negative earnings, the dividend payment and share buyback program were partly offset by positive current translation adjustments of € 49.8 million. The equity ratio fell from 42.6 to 40.6%. As of the balance sheet date, equity covered 63.4% of fixed and financial assets.

Provisions declined to € 283.1 million or 12% of the balance sheet total. In addition to € 113.9 million of provisions for deferred taxes, a further € 91.1 million are non-current in nature. Since Wienerberger has only a limited number of pension agreements, related provisions are of lesser importance as a source of long-term financing.

Interest-bearing liabilities (financial liabilities) increased by € 11.7 to € 918.7 million. Of total financial liabilities, 46% are non-current and 54% current in nature. Net debt, or the sum of financial liabilities less liquid funds, equaled € 674.1 million as of the balance sheet date (2000: € 604.8 mill.). The increase in net debt related to investments, acquisitions, dividend payments and share buyback totaled € 352.0 million, and was reduced by operating cash flow and working capital changes of € 283.0 million. Of total net debt, € 565.1 million is related to companies in which Wienerberger owns a majority share and € 109.0 million to joint ventures consolidated at proportional share (pipe and roofing investments). Gearing rose from 54.5 to 66.9%. Long-term financing such as equity, minority interest, non-current provisions, and non-current liabilities covered 94% of fixed and financial assets as of the balance sheet date.

Net Debt and Gearing	Equity[1]	Net Debt	Gearing
	in € mill.	*in € mill.*	*in %*
31.12.2000	**1,109.1**	**604.8**	**54.5**
Dividend	-57.7	57.7	
Capital expenditure und acquisitions		228.0	
Share buyback	-67.2	67.2	
Net profit/loss, cash flow	-17.8	-168.3	
Changes in working capital and other	41.6	-115.3	
31.12.2001	**1,008.0**	**674.1**	**66.9**

1) Equity plus minority interest

Balance Sheet Development	2000	Sales[1]	Purchases[2]	Organic	2001
	in € mill.	*in € mill.*	*in € mill.*	*in € mill.*	*in € mill.*
Fixed and financial assets	1,611.3	-4.2	95.5	-146.3	1,556.3
Inventories	300.7	0.0	18.2	12.9	331.8
Other current assets	624.4	4.9	-76.0	-9.5	543.8
Balance sheet total	**2,536.3**	**0.7**	**37.7**	**-142.8**	**2,431.9**
Equity and minority interest	1,109.1	0.0	0.0	-101.1	1,008.0
Provisions	325.5	0.7	13.9	-57.0	283.1
Liabilities	1,101.7	0.0	23.8	15.3	1,140.8

1) Effects of companies divested in 2000
2) Effects of companies aquired in 2001

The acquisitions of brick plants in Northern Europe and Megalith in Germany triggered an increase of € 37.7 million in the balance sheet total. The general decline in business across Western Europe led to an organic decrease of € 142.8 million in the balance sheet total.

Balance Sheet Ratios		2000	2001
Net debt	*in € mill.*	604.8	674.1
Gearing	*in %*	54.5	66.9
Equity ratio	*in %*	42.6	40.6
Asset coverage	*in %*	67.1	63.4
Working capital as a % of sales	*in %*	20.7	24.1

Cash Flow

The 2001 Business Year demonstrated that Wienerberger is also able to generate high cash flows in a difficult operating environment. In spite of a market slump in Germany and overall negative earnings development, the Group recorded operating cash flow of € 210.6 million. The earnings-based decline was partly offset by cash inflows from the Treibacher sale.

At € 114.5 million, cash flow from investing activities fell slightly below the prior year level. Additions to tangible and intangible assets totaled € 130.6 million, and € 97.4 million was used for the acquisition of companies. In contrast to the prior year, free cash flow is now defined as cash flow from operating activities less cash flow from investing activities. Free cash flow for 2001 shows that investments and acquisitions can be financed almost completely through cash flow from operating activities.

Of total cash flow from financing activities, € 67.2 million was used for the share buy-back program and € 55.1 million for the € 0.80 per share dividend for the 2000 Business Year. Since January 1, 2001, IAS require securities previously shown under non-current assets to be classified as "available for sale". After this date, cash and cash equivalents therefore include only cash on hand and deposits with financial institutions.

Statement of Cash Flows	2000	2001
	in € mill.	*in € mill.*
Cash flow from operating activities	228.7	210.6
Cash flow from investing activities	-132.5	-114.5
Free cash flow	96.2	96.1
Cash flow from financing activities	-64.3	-122.2
Change in cash and cash equivalents	32.0	-26.1
Cash and cash equivalents at end of period	151.0	126.6

Capital Expenditure and Acquisitions

Tangible and intangible assets increased by 2% or € 22.2 million during 2001. Expenditures for tangible and intangible assets totaled € 130.6 million for the reporting year, and included the construction and renovation of new plants as well as rationalization and replacement investments. The total sum of these investments was 5% less than current depreciation. Investments in tangible fixed assets are related to the following asset groups: land and buildings at € 18.4 million, machinery and equipment at € 45.0 million, fixtures, fittings and office equipment at € 10.7 million, and construction in progress at € 17.2 million.

Development of Non-current Assets	Intangible	Tangible	Financial	Total
	in € mill.	*in € mill.*	*in € mill.*	*in € mill.*
31.12.2000	**291.0**	**1,174.9**	**145.4**	**1,611.3**
Capital expenditure [1]	39.3	91.3	8.2	138.8
Acquisitions [2]	25.9	69.6	-4.1	91.4
Amortisation, depreciation	-46.5	-181.5	-0.2	-228.2
Sale	-0.9	-19.7	0.2	-20.3
Currency translation and other	12.4	32.2	-81.2	-36.6
31.12.2001	**321.3**	**1,166.8**	**68.3**	**1,556.3**

1) Additions as per schedule of fixed and financial assets
2) Change in non-current assets resulting from the acquisition and disposal of business

Capital Expenditure and Acquisitions	2000	2001	Change
	in € mill.	*in € mill.*	*in %*
Bricks Central and Eastern Europe	50.7	35.4	-30
Bricks Western Europe	64.5	142.9	>100
Bricks USA	134.7	24.4	-82
Bricks	**249.9**	**202.7**	**-19**
Pipe and Roofing Investments	35.8	22.7	-37
Real Estate and Other	1.4	2.6	+86
Wienerberger Group	**287.1**	**228.0**	**-21**

Acquisitions totaling € 97.4 million were made during the reporting year. Of this amount, € 54.0 million were related to the purchase of Optiroc's North European brick plants.

Wienerberger Value Management

Growth in the value of Wienerberger is the foundation of our corporate strategy. The starting point for our concept is Return on Capital Employed (ROCE). This indicator is calculated by comparing Net Operating Profit After Tax (NOPAT) to Capital Employed (CE) for the entire Group. This ratio indicates the extent to which Wienerberger meets the yield required by investors. The average cost of capital for the Group is based on the minimum yield expected by investors for funds they provide in the form of equity or debt. The weighted average cost of capital (WACC) for the Group is determined by adding an appropriate risk premium for stock investments to the actual cost of debt for Wienerberger. The cost of capital for the Group declined slightly from 8.0% in the prior year level to 7.0% following the share buyback.

Value Ratios		2000	2001
Operating ROCE [1]	*in %*	7.8	4.0
WACC	*in %*	8.0	7.0
Operating EVA [1]	*in € mill.*	-2.6	-48.1
Operating earnings per share [2]	*in €*	1.69	0.83
Gearing	*in %*	54.5	66.9
Free cash flow	*in € mill.*	96.2	96.1

1) Adjusted for non-recurring income and expenses
2) Before amortization of goodwill, excluding non-recurring income and expenses

Net Operating Profit After Tax (excluding non-recurring income and restructuring costs) declined by 47% during the reporting year to € 64.9 million. Capital Employed (CE) increased by 3% to € 1,613.9 million. This led to a drop in operating ROCE from 7.8 to 4.0%. Wienerberger was unable to earn the cost of capital during the reporting year, which led to negative operating EVA of € -48.1 million.

Calculation of Group operating ROCE		2000	2001
Operating EBIT	*in € mill.*	158.6	66.2
Taxes	*in € mill.*	-27.0	44.9
Adjusted taxes	*in € mill.*	-8.8	-46.2
NOPAT	*in € mill.*	**122.8**	**64.9**
Equity and minority interest	*in € mill.*	1,109.1	1,008.0
Interest bearing debt (incl. Intercompany balance)	*in € mill.*	842.1	879.2
Liquid funds and financial assets	*in € mill.*	-382.7	-273.3
Capital Employed	*in € mill.*	**1,568.5**	**1,613.9**
ROCE	*in %*	**7.8**	**4.0**

Operating ROCE 2001	NOPAT	CE	ROCE	EVA
	in € mill.	*in € mill.*	*in %*	*in € mill.*
Bricks Central and Eastern Europe	28.4	296.6	9.6	7.6
Bricks Western Europe	-8.4	666.1	-1.3	-55.0
Bricks USA	16.7	419.4	4.0	-12.7
Bricks	**36.7**	**1,382.1**	**2.7**	**-60.1**
Pipe and Roofing Investments	11.5	220.6	5.2	-3.9
Real Estate and Other	16.7	11.2	n.a.	n.a.
Wienerberger Group	**64.9**	**1,613.9**	**4.0**	**-48.1**

All business segments of the Wienerberger Group recorded declines in ROCE for the 2001 Business Year, some of which were significant. Declining or stagnating sales combined with stable or slightly increasing Capital Employed led to lower asset rotation. Decreasing profit margins also had an added negative impact on ROCE. The drop in Group ROCE was triggered primarily by the capital-intensive, loss-producing brick activities in Germany and Switzerland.


23

Terca "Rosebrand" soft-mud facing bricks from the Rijkevorsel plant in Belgium.


Brick Natural value as long as people

The traditional core business of Wienerberger is combined under the Brick business unit, and is divided into three regional segments:

- Bricks Central and Eastern Europe includes hollow bricks and related products, as well as pavers in Austria and Eastern Europe
- Bricks Western Europe is comprised of hollow and facing bricks in Belgium, Denmark, Estonia, Finland, France, Germany, Italy, Netherlands, Norway, Sweden, Switzerland
- Bricks USA covers facing bricks, concrete blocks and arkalite in the USA

The Wienerberger Group currently operates 97 plants for hollow bricks and related products, 53 plants for facing bricks and clay pavers, and 4 factories for concrete pavers.


Porotherm 38 S.i plane brick


Terca soft-mud facing brick


Porotherm ceiling without concrete

Bricks Central and Eastern Europe

Sales recorded by Bricks Central and Eastern Europe increased by 2% to € 287.1 million. At € 39.1 million, operating EBIT fell 26% below the prior year level. This decline was solely the result of the loss situation in Austria and market slump in Poland. All other countries registered acceptable growth in earnings. In spite of the unsatisfactory results in Austria and Poland, this segment once again demonstrated its importance for the overall performance of the Wienerberger Group. It generated 18% of total Group sales, but 59% of operating EBIT.

Bricks Central and Eastern Europe		2000	2001	Change in %
Sales	in € mill.	282.7	287.1	+2
EBITDA [1]	in € mill.	81.5	70.7	-13
EBIT [1]	in € mill.	52.7	39.1	-26
ROCE [1]	in %	15.2	9.6	–
EVA [1,2]	in € mill.	19.1	7.6	-60
Capital employed	in € mill.	264.5	296.6	+12
Capex and acquisitions	in € mill.	50.7	35.4	-30
Employees		2,982	3,109	+4
Volume sales of hollow bricks	in mill. NF	2,904	3,010	+4
Volume sales of concrete pavers	in mill. m²	2.3	2.5	+9

1) Operating, adjusted for non-recurring income and expenses
2) WACC = 7.0%, prior year 8.0%

Porotherm Hollow Bricks and Related Building Materials

In Austria housing starts fell by 9%. This intensified competition for market share, and forced our brick company to reduce prices by 8%. The decline in volume sales was relatively low, due in part to the successful market introduction of the Porotherm 38 S.i, our high thermal-insulating brick. In order to improve these unfavorable market conditions, Wienerberger Ziegelindustrie Österreich acquired the Apfelberg plant from Lafarge and successfully integrated it into the existing organization during 2001. In addition, preparations were made to close the Bärnbach brick plant at the end of January 2002. These structural measures and organizational reforms had a negative impact on earnings, and led to a loss for the reporting year. For 2002 we expect a further decline in residential construction. The end of restructuring costs incurred in recent years should lead to significant improvement in earnings, however.

In **Poland** new housing starts fell by over 10% during the past year. The consequences were heavy declines in volume sales and prices, as well as a major drop in earnings due to temporary plant standstills that followed under-utilization of capacity. We therefore implemented a range of optimization measures during the past year. Operations started at the newly constructed brick plant in Gnaszyn and the adjacent Kawodrza plant was closed as planned. Productivity was improved substantially at the Zlocieniec and Zieleniec facilities.



Semmelrock pavers "Castello antico"



General Shale facing brick "Modular size Canterbury Tudor"



Terca clay pavers "Piazza"

We also streamlined company structures in the administration and sales areas. Even though residential construction is forecasted to decline in 2002, we expect earnings to improve because of cost optimization and further expansion of our market share.

Excellent results in Hungary

In **Hungary** growth in new housing starts fell to nearly 5%, or substantially below forecasts for 2001. Earnings increased, however, due to higher prices. The reasons for this success are varied: the expansion of plants in Solymár and Abony helped us maintain our strong position on the domestic market. In addition, we started preparatory work for expansion of the Békéscsaba plant and increased exports to Rumania. The start of operations at the Ócsa plant for prefabricated concrete ceiling elements near Budapest enabled us to introduce a low-cost product for commercial construction. For 2002 we forecast modest market growth and a slight increase in earnings over the current high level.

High earnings continue in Czech Republic

In the **Czech Republic** the market for wall construction materials grew by roughly 6% in 2001. The slump on the Polish market caused a standstill in exports from our Czech plants, however. The result was under-utilization of production capacity despite significantly higher volume sales to the domestic market. We have therefore adjusted capacity by closing the old plant in Lisov and initiating additional temporary standstills. Even though the business climate was difficult, earnings were able to reach the high prior year level. In 2002 we expect the market to show continued modest growth, which we want to use as an opportunity to increase earnings.

Good results in SK, HR, SL

The market in Slovakia showed modest growth in 2001. Our plants operated at full capacity, which supported the further development of our market position and a significant increase in earnings. For 2002 we forecast additional market growth and higher earnings. We used positive developments on the market in Croatia to optimize production at the Djakovo plant and further increase our market position through the successful introduction of our patented Porotherm earthquake brick. Exports to Bosnia-Herzegovina also rose by a substantial amount. For 2002 we plan to increase earnings, and will further expand the Djakovo and Karlovac plants in order to reach this goal. In Slovenia Wienerberger was able to maintain our position on this market with the successful introduction of the Porotherm earthquake brick and adjusted prices, and record a substantial increase in operating profit. In 2002 we will expand the Ormoz plant to meet forecasts for market growth, and work to improve earnings despite intensive competition.

Concrete Pavers

Decline in Austria

Semmelrock is the specialist for design-oriented concrete pavers in the Wienerberger Group. In Austria government austerity measures led to a major decline in public construction and increased pressure on margins. The result was a considerable drop in earnings from the prior year level. Our earlier positioning of Semmelrock as a cost leader and supplier of high-quality product systems proved to be successful in this business environment. The consistent development of innovative products and close cooperation with architects, planners, paving firms, and building materials wholesalers helped Semmelrock further strengthen its market position.

Expansion in Eastern Europe

In Hungary the positive development of business continued and earnings increased. In order to further expand our market position, we optimized the plant to meet expected demand. Additional improvements were made in the sales and logistics areas. In Slovakia we increased market share substantially and recorded further growth in earnings. The development of Semmelrock into a Central-East European group has been designated as a major goal. Expansion and the continual optimization of existing activities are expected to strengthen earning power in the future.

Bricks Western Europe

The Bricks Western Europe segment was able to increase sales by 9% to € 522.9 million during the reporting year. This was a result of the initial consolidation of brick activities in Northern Europe, which generated € 57.4 million. High losses on brick activities in Germany led to a drop in operating EBIT from € 31.0 to -6.6 million.

Poroton/Porotherm Hollow Bricks and Related Materials

Market slump in Germany

During the past year, the construction industry in Germany was characterized by the adjustment of production capacity to reflect lower demand. The closing of more than sixty brick plants by the industry during the last two years was an absolute necessity, and will have a positive effect over the medium-term. Through the acquisition of Megalith and Gessner as well as the closing of five plants, Wienerberger has made an important contribution to this adjustment of capacity.

Bricks Western Europe		2000	2001	Change in %
Sales	in € mill.	480.1	522.9	+9
EBITDA [1]	in € mill.	92.5	59.4	-36
EBIT [1]	in € mill.	31.0	-6.6	>100
ROCE [1]	in %	4.4	-1.3	–
EVA [1,2]	in € mill.	-22.1	-55.0	>100
Capital employed	in € mill.	607.0	666.1	+10
Capex and acquisitions	in € mill.	64.5	142.9	>100
Employees		3,193	3,527	+10
Volume sales of hollow bricks	in mill. NF	2,078	2,351	+13
Volume sales of pavers	in mill. WF	866	967	+12

1) Operating, adjusted for non-recurring income and expenses
2) WACC = 7.0%, prior year 8.0%

In spite of difficult market conditions, we were able to hold volume sales of Poroton hollow bricks at a stable level by increasing regional market shares over other wall construction materials. The downward price spiral that began in mid-2000 came to a halt during the fourth quarter of 2001. Market developments also led to declines for Terca facing bricks and Kamtec chimney systems, but these price decreases were considerably smaller than in the hollow brick segment. In total we were faced with an operating loss of € 36.4 million in Germany, with roughly half of total restructuring costs related to this business. In addition to structural measures, Wienerberger also reacted to the difficult business environment by introducing innovative products such as the Poroton plane element T500, Poroton T09 and T12 plane brick wall elements, and a new chimney system. Tight management of production and administrative costs and an extensive sales organization give Wienerberger a guaranteed cost advantage of more than 15% over our competitors.

Goal for 2002: positive results

Recovery is not in sight for the German construction industry, with housing starts forecasted to drop below 300,000 units and the long-term average in 2002. Economic impulses are also not expected before 2003. Our goal for the current year is a substantial increase in prices, in order to return our brick activities to profitability.

Excellent development in Italy

In **Italy** housing construction rose by approximately 5% during the reporting year. Full utilization of capacity and further cost optimization supported a significant improvement in the high level of earnings. In order to expand our successful business activities, we acquired a 30% holding in the Fornaci Giuliane S.p.A. brick company, which has a strong market position in Friaul. Our goal for the current year is to match the present high level of earnings.

Losses in Switzerland

In **Switzerland** the markets for wall construction materials and declined roofs contracted by 10% and over 15% respectively. In the roof tile sector, we have introduced a new line of large-sized roof tiles in order to strengthen our market position. In the hollow brick area, we were able to regain market share. Together with three regional competitors, we also formed a common marketing and sales company to improve the image of the hollow brick as a building material. We were faced with a loss of market share in the sector for thermal insulation of facades, but developments in the flat roof area remained positive. Over the past year we continued our optimization programs by selling marginal areas and streamlining the organization. The losses recorded in Switzerland were caused primarily by price policies in the hollow brick sector. For 2002 we expect structural measures to result in improvement and plan to record positive results.

"Go West" in France

Market developments in France were satisfactory during the past year. Exports to Germany continued to decline, however. In order to reduce the export dependency of our hollow brick plant in Alsace, we shifted our focus to regional expansion in France during the prior year. The sale of the Rouffach plant improved capacity utilization at our other production facilities, and supported significant growth in earnings. Rising imports of facing bricks from competitors in Belgium have increased pressure on prices. We expect measures implemented during the reporting year will lead to a significant improvement in results during 2002.

Terca Facing Bricks and Clay Pavers

Major decline in Belgium

The economy in Belgium weakened noticeably during 2001. Bad weather at the beginning of the year, declining commercial and residential construction, and lower exports to Germany and the Netherlands led to excess capacity. The results were stronger pressure on prices in the hollow brick sector and declining volume sales. In contrast, the price level for facing bricks remained relatively stable. The Wienerberger company Terca took steps to counteract this business environment at an early stage, and to further improve both cost structures and product quality. We also continued to expand our product line: the introduction of the Porotherm plane brick helped Terca further expand its leading position and ease the strong pressure on prices. Sales declined by a modest amount, but the company was faced with a significant drop in earnings. The closing of two production lines at plants in Zonnebeke and Quirijnen will improve capacity utilization and have a positive effect on cost structures. For 2002 we therefore expect a sizeable increase in earnings.

Negative influence from Germany

Residential and commercial construction also declined in the Netherlands. The economic crisis in Germany depressed exports, which resulted in excess capacity. In spite of this difficult situation, Terca was able to hold price levels relatively stable on the whole. We countered this business environment by closing the Ochten plant. The introduction of clay pavers will strengthen our market position by expanding the product line. The increased use of facing bricks in commercial construction also had a positive effect on the development of business. Lower volume sales and prices led to a decline in sales and earnings, however. In order to stimulate housing starts in the Netherlands, the government is currently preparing an action program. For 2002 we expect earnings to remain stable despite unfavorable market conditions.

The North European brick activities, which were acquired from Optiroc in early 2001, were integrated into the Terca organization during the reporting year. In particular, the trading company in Great Britain showed good development and excellent earnings. The import of high-quality Terca facing bricks from Belgium and the Netherlands improved the utilization of capacity at our plants in Continental Europe, and led to increased market share on the British Isles. In Norway and Finland we were able to record satisfactory results in spite of a decline in construction activity. Markets in Sweden and Denmark were characterized by a slowdown in the construction industry, and lower exports to Germany had a negative impact on results. To counteract this situation, we plan to combine activities in Sweden with the Danish business in 2002. The majority of facing bricks produced in Estonia are exported to Russia, and this business produces satisfactory overall results.

Bricks USA

Sales in the USA remained nearly unchanged at € 291.2 million. A decline of 9% in volume sales was offset by price increases of roughly 5% and a stronger dollar. EBIT fell by 31% to € 27.5 million following temporary plant closures caused by bad weather and lower sales. These standstills triggered higher costs for idle capacity and, in addition, the rising price of energy placed an added burden on results.

Bricks USA		2000	2001	Change in %
Sales	*in € mill.*	290.0	291.2	0
EBITDA [1]	*in € mill.*	66.2	56.8	-14
EBIT [1]	*in € mill.*	39.7	27.5	-31
ROCE [1]	*in %*	6.1	4.0	–
EVA [1,2]	*in € mill.*	-7.5	-12.7	-69
Capital employed	*in € mill.*	390.8	419.4	+7
Capex and acquisitions	*in € mill.*	134.7	24.4	-82
Employees		2,367	2,091	-12
Volume sales of facing bricks	*in mill. WF*	1,213	1,102	-9

1) Operating, adjusted for non-recurring income and expenses
2) WACC = 7.0%, prior year 8.0%

Cost and plant optimization

General Shale, our US subsidiary, worked to optimize plant and cost structures, increase productivity, and expand the product line during 2001. In addition, the integration of Cherokee Sanford was completed at the end of September. This reorganization and the opening of two new outlets increased the share of direct sales to roughly 35%. In order to improve market position, we increased the focus on premium products and local sales during the reporting year. This allowed us to realize modest price increases in a slowing economic environment. In order to improve the use of capacity in the coming years, we closed the old Atlanta I, Beltsville, and Louisville II facing brick plants as well as the Bristol concrete block plant. These measures are expected to result in substantial cost savings and roughly 90% use of capacity in 2002.

Strong housing starts

New housing construction in the USA remained unexpectedly stable during the past year, with a total of 1.6 million starts. Based on cautious forecasts, we expect a slight decline in 2002. Long-term forecasts for population growth are favorable, and should lead to increased demand for housing. Demand is expected to weaken during the first six months of 2002, however. Despite this situation, our goal is to increase earnings over the prior year. This optimism is based on anticipated cost savings, low interest rate levels, and forecasts for economic recovery in the second half of 2002.



Segments
Pipe and Roofing Investments
Real Estate and Other


In these uncertain times, Building Value by
Wienerberger means peace of mind for investors.

Pipe and Roofing Investments

The Pipe and Roofing Investments business segment includes Pipelife plastic pipes (50%), Steinzeug clay pipe systems (50%), Bramac concrete roof tiles (50%), and Tondach Gleinstätten clay roof tiles (25%). Pipelife currently operates 31 plants for the manufacture of plastic pipe systems in 20 countries throughout Europe, Asia and the USA. Four factories owned by Steinzeug Abwassersysteme GmbH produce clay pipe systems for sewage disposal in Germany, Belgium and Malaysia. Bramac has 11 concrete tile plants and Tondach Gleinstätten operates 16 clay tile plants, in eight countries across Central-East Europe.



Pipelife electrical pipes



Tondach Gleinstätten
Flat clay tiles



Bramac "Donauwelle"
Concete tiles

Bramac, Pipelife, Steinzeug, Tondach Gleinstätten

Strategic building materials investments recorded total sales of € 435.4 million, for a decrease of 3% from the prior year level. Lower sales by Pipelife and Steinzeug were in part offset by growth in revenues from Bramac roofing activities in Eastern Europe. Tondach Gleinstätten was consolidated "at equity" for the first time in 2001. The decline in volume sales and revenues led to a significant drop in earnings for Pipelife. Bramac, in contrast, was able to increase earnings because of its strong position in Eastern Europe and tight cost management. In total, operating EBIT in the Pipe and Roofing Investments segment declined by 45% to € 14.4 million.

Pipe and Roofing Investments		2000	2001	Change in %
Sales	*in € mill.*	448.0	435.4	-3
EBITDA [1]	*in € mill.*	51.1	40.1	-22
EBIT [1]	*in € mill.*	26.0	14.4	-45
ROCE [1]	*in %*	8.2	5.2	–
EVA [1,2]	*in € mill.*	0.4	-3.9	>100
Capital employed	*in € mill.*	236.7	220.6	-7
Capex and acquisitions	*in € mill.*	35.8	22.7	-37
Employees		2,448	2,464	+1
Volume sales of plastic pipes [3]	*in 1,000 t*	193	187	-3
Volume sales of clay pipes [3]	*in 1,000 t*	135	128	-5
Volume sales of concrete tiles [3]	*in mill. units*	83	84	+1

1) Operating, adjusted for non-recurring income and expenses
2) WACC = 7.0%, prior year 8.0%
3) Consolidated volumes

Concrete Roof Tiles/Bramac Dachsysteme International GmbH

Bramac was able to maintain its leading positions on concrete roofing systems markets in Central-Eastern Europe during the reporting year. The company sold a total of 84 million roofing tiles, with volume declines in Austria and Slovenia offset by growth on markets in Croatia and Bosnia. In Hungary and Croatia, volume sales and earnings improved significantly. Following the acquisition of remaining shares in the Hungarian joint venture, Bramac is now the sole owner of this company. In 2001 marketing and sales activities focused on introduction of the following products: "Cristal" in Hungary, "Gigant" in the Czech Republic, and "Kuppa Italiana" in Croatia. Measures were also introduced to strengthen the "Bramac" brand. Tight cost management through benchmarking for logistics, production and procurement and the implementation of a common brand strategy formed the focal point of activities to lower fixed costs, and also provided support for growth in earnings.

Plastic Pipe Systems/The Pipelife Group

Pipelife also countered the difficult operating climate in Europe and the USA with restructuring and optimization programs during the reporting year. In Germany, the plants in Gölzau and Haltern were closed in order to improve the utilization of capacity at Ekern.


Steinzeug clay pipe with socket


Pipelife "Soluforce" end fitting with steel flange

Declines in West Europe, North Europe strong

Results in Germany were influenced not only by closing costs, but also by a 20% decline in volume sales. France was able to stabilize volume sales, but was faced with lower price levels. Markets in North Europe met our expectations for volume sales. The merger and specialization of two plants in Scandinavia allowed Pipelife to improve productivity considerably and generate satisfactory earnings. Despite a slight decline in volume sales, profitability in Austria increased because of a more favorable cost structure.

East Europe different, improvement in South Europe

Rumania showed highly positive growth and met our expectations. In contrast, Hungary and the Czech Republic were confronted with increasing competition and a resulting negative impact on earnings. In Poland, earnings were depressed by reorganization measures and a slowdown in the construction industry. Profitability improved significantly across Southern Europe. The primary driver for this growth was Spain, where restructuring measures implemented in 2000 took hold. Greece was able to match prior year results, but the devaluation of the Lira in Turkey led to a decline in earnings.

USA weak, China outstanding

In the USA, Pipelife was faced with a very difficult operating environment that led to a drop in prices and volume sales. As a reaction to this situation, Pipelife optimized the fixed cost structure at the Siloam Springs plant in Arkansas and introduced a number of new products on the market. Business in China continued to develop well, whereby Pipelife was able to establish itself as a leading supplier of plastic pipe systems and profit from this growing market to an above-average extent. The total volume of plastic pipes sold by the Pipelife Group declined by 3% to 187,000 tons.

Pipelife implemented rationalization programs in all countries, which led to a major reduction in the workforce. In addition, steps were taken to permanently reduce the level of current assets. A management development program was introduced to safeguard the company's competitive advantage over the long-term. These measures are expected to lead to a significant improvement in earning power in 2002 and thereafter.

Clay Pipe Systems/Steinzeug Abwassersysteme GmbH

Reduction in public spending

The economic crisis in Germany also had a substantial negative impact on civil engineering in 2001. A reduction in government spending for infrastructure projects led to significant declines in volume sales on this key European clay pipe market. Moreover, aggressive price competition served to substantially undermine customer loyalty.

Higher exports

Steinzeug Abwassersysteme GmbH was able to further increase volume exports to the Czech Republic, France, and the Middle and Far East, but did not realize satisfactory prices on these sales. The joint venture in Malaysia showed good development, but was unable to match prior year earnings. Declines on the German market forced Steinzeug to accept a 5% drop in volume sales to 128,000 tons. The added impact of restructuring measures on plants in Belgium and Germany led to negative results for the year.

Optimization of CreaTiv

Activities for 2001 focused on optimization of the fast-firing plant in Bad Schmiedeberg, which started operations early in the year. Budgeted values for production costs and productivity were reached by year-end, thereby guaranteeing shipments of "CreaTiv" pipes.

Adjusted cost structures

We do not expect the business environment to improve during 2002. The economic program announced by the German government for the new provinces supports infrastructure projects in the areas of traffic and the renovation of older houses. We do not anticipate any impulses for the construction of new or repair of existing sewage networks, which would represent a major support for the expansion of volume sales. In spite of these unfavorable conditions, our goal is to record positive earnings for 2002. Lower stocks, adjusted capacity, and the new fast-firing plant will lead to a significant reduction in costs and higher margins. Steinzeug also expects further improvements to come from a greater focus on profitable export markets.

Clay Roof Tiles/Tondach Gleinstätten AG

Tondach Gleinstätten is a 25% holding of the Wienerberger Group, and a leader on clay tile markets in Central-Eastern Europe. In spite of growing competition, the group was able to further increase its positions on all East European markets. The 100% acquisition of Ceske Cihelny Josef Meindl spol. s.r.o. in December 2001 represents the successful continuation of this expansion strategy. The integration of plants at Stod and Blizejov (Czech Republic) into the existing organization will create opportunities for synergy in production, administration, and sales. Plans call for the further expansion of market leadership in clay roof tiles through consistent development in all countries.

Real Estate and Other

Real Estate and Other		2000	2001	Change in %
Sales	in € mill.	169.5 [1]	8.3	-95
EBITDA [2]	in € mill.	16.3 [3]	-5.8	>100
EBIT [2]	in € mill.	9.2 [4]	-8.2	>100
Capital employed	in € mill.	69.4	11.2	-84
Capex and acquisitions	in € mill.	1.3	2.7	>100
Employees		79	140	+77 [5]

1) Including € 156.1 million from divested Treibacher
2) Operating, adjusted for non-recurring income and expenses
3) Including € 15.9 million from Treibacher
4) Including € 11.4 million from Treibacher
5) Caused by reorganization

The Real Estate and Other segment is comprised of investments in real estate companies, non-operating real estate, and a stove tile plant in Austria.

Completion of Vienna Twin Tower

During the reporting year, the "Vienna Twin Tower" real estate project was completed and turned over to tenants. Occupancy in the first year of operation was substantially higher than expected, despite a noticeable slowdown in the Austrian real estate market since the last quarter of 2001. The sale of adjacent construction sites for residential housing was also completed.

Alwa satisfactory

Revenues and earnings recorded by Alwa Güter- und Vermögensverwaltungs AG and Grundstücke- und Gebäudeverwaltungs AG remained within the scope of normal activities. These two holding companies are active in the agriculture, forestry and rental business. In order to streamline the organization, Wienerberger Immobilien GmbH was merged with Wienerberger AG.

Establishment of ANC Foundation

Non-operating real estate consists primarily of former plant sites in Austria, Switzerland, and the Netherlands. Our goal is to gradually separate this property from our core business, and to sell it successively over the coming years. For this purpose we established the ANC Private Foundation, and transferred the landfill business to this entity in exchange for usage rights.

Stove tiles outstanding

Wienerberger Ofenkachel GmbH, which is active in Austria, recorded outstanding results for the reporting year, with an increase in earnings above the previous high level and growth in market share. Product innovation and intensified retail activities are designed to counteract a slight decline in the stove tile market.

The Group treasury department reduced investments in current and non-current securities by 60% to meet higher cash requirements. This was realized through the liquidation of two special funds and the sale of individual securities. Liabilities of the parent company, Wienerberger AG, to financial institutions rose by 57% to € 673.1 million during the reporting year because of a stronger centralization of financial functions and higher financing requirements for acquisitions.



Terca soft-mud facing bricks "Paarsblauw en Paarsblauw Getrokken" from the Maaseik plant in Belgium.

Values come and go. Brick remains.



Brick: leader in residential construction

At the center of the Wienerberger strategy is our core brick business, where we hold leading positions in all relevant markets. Brick is the material of choice for residential construction and is used in two different forms of building. In Central, Southern and Eastern Europe, as well as Russia, large parts of Asia, North and Central Africa, and Latin America, hollow bricks are used as the main material for load-bearing walls. In contrast, the multi-layer construction method is preferred in the USA, Northwest Europe including the British Islands, South Africa, and Australia. Different materials such as timber, concrete or brick are used for load-bearing walls, and facades are made of facing bricks, metal, glass, plaster or other products.

Effective strategies

Wienerberger has a decisive competitive advantage in bricks because of our innovative products and low-cost, efficient production technology. The brick segment generated more than 70% of Group sales in 2001. Our strategy is directed toward three different market structures:

- Growth markets (Eastern Europe and USA)
- Turnaround markets (Germany, Austria and Switzerland)
- Mature markets (Western Europe)

Growth in Eastern Europe

The Eastern European Countries are traditional hollow brick markets, and Wienerberger already holds a number of excellent positions throughout this region. Euroconstruct forecasts above-average growth rates between 4 and 7% for residential construction in these countries by 2004. We believe Eastern Europe offers substantial opportunities for long-term growth because of the relatively low per capita rate of completions and high demand for quality housing. We therefore want to use our existing competitive advantage and develop this area into a home market through further acquisitions and the construction of new plants. Bricks will form the basis for this growth. The expansion of our portfolio to include bolt-on products is expected to create synergies and added potential. Concrete pavers and slabs are examples of such products. Our majority investment Semmelrock therefore plans to develop its concrete paver business through selected expansion in Eastern Europe.

Bolt-on acquisitions in the USA

The USA is the largest facing brick market in the world, and Wienerberger has become a major player in this market through acquisitions made during the last two years. Demographic forecasts and the increasing popularity of brick lead us to classify the USA as a long-term growth market. Last year we postponed major expansion steps because of uncertainty over prospective developments, and concentrated on the optimization of existing plant and cost structures. As soon as confidence over the future of the US economy returns, we will resume the steady expansion of our market position in North America by acquiring suitable companies with high synergy potential.

In the turnaround markets of Central Europe (Germany, Austria and Switzerland) we made a contribution to restructuring by closing a number of plants. A decline on the residential construction market and optimization measures led to an operating loss of € 43.0 million in these countries for 2001. In addition, roughly three-quarters of total restructuring costs of € 92.0 million were related to this region. Over the short-term, we want to return our operations in this area to profitability. Based on the negative results recorded in 2001, we have identified a significant medium-term potential of more than € 80 million for improvement in Central Europe.

Free cash flow in Western Europe

In the mature markets of Western Europe, we will concentrate primarily on organic growth, suitable acquisitions, and the generation of free cash flows. Our agreement with Hanson plc to acquire their brick activities in Continental Europe represents a decisive step in this direction. This transaction will strengthen our market positions and provide an optimal addition to our existing product line in the facing brick area. The integration of the acquired clay paver plants in the Netherlands will make Wienerberger and its Terca subsidiary the leading supplier of ceramic pavers in the Benelux countries. The acquisition of two facing brick plants in Poland will mark our entry into the facade sector of this key growth market. This acquisition, which is subject to approval by the EU Commission, will provide high synergy potential and will strengthen the earning power of our brick activities in West Europe over the long-term.

Optimization of joint ventures

In addition to our core business, Wienerberger also holds strategic building materials investments in roofing systems, and plastic and clay pipes. Our basic goal for these joint ventures is a continual improvement in earnings and the optimization of cash flows. Over the medium to long-term, we plan to expand these activities into core businesses or divest. Non-operating assets will be gradually separated from our ongoing business and sold to maximize return. The ANC Foundation was established for this purpose, and our landfill business was transferred here as a first step. Proceeds from the sale of these assets will be used to finance our growth strategy. We presently estimate this area at € 160 to 180 million, and have scheduled a period of five years for realization.

In the future, we will place added importance on the key indicators EBITDA and free cash flow. EBITDA reflects the capital-intensive nature of the brick business and the new plant structure of the Wienerberger Group. In international comparison, it provides a more accurate picture of the earning power of our company than EBIT. Free cash flow represents the surplus of cash available for expansion projects, repayment of borrowings, and dividends.

EBITDA and free cash flow

Supported by Wienerberger Value Management, the maximization of Total Shareholder Return (TSR) is our primary objective. We view two factors, an increase in the price of our stock and dividends, as important. In this context, we have set a target of 3.5 to 4% for our dividend yield. This will offer shareholders a solid minimum return, lessen risk associated with stock price developments, and increase the attractiveness of our shares. We also want to achieve above-average profitable growth in the building materials sector, and thereby create value for our investors through a continued increase in the price of our stock.

Sales	2001	Plan 2002	Change
	in € mill.	*in € mill.*	*in %*
Bricks Central and Eastern Europe	287.1	312.2	+9
Bricks Western Europe	522.9	593.8	+14
Bricks USA	291.2	259.2	-11[1]
Bricks	1,101.2	**1,165.2**	**+6**
Pipe and Roofing Investments	435.4	455.0	+5
Real Estate and Other	8.3	11.6	+40
Wienerberger Group	**1,544.9**	**1,631.8**	**+6**

Capex und Acquisitions[2]	2001	Plan 2002	Change
	in € mill.	*in € mill.*	*in %*
Bricks Central and Eastern Europe	35.4	71.9	>100
Bricks Western Europe	142.9	72.6	-49
Bricks USA	24.4	26.6	+9
Bricks	**202.7**	**171.1**	**-16**
Pipe and Roofing Investments	22.7	19.4	-15
Real Estate and Other	2.6	1.3	-50
Wienerberger Group	**228.0**	**191.8**	**-16**

1) Due to foreign exchange fluctuation
2) Excluding major projects

New housing starts decline in Central Europe

After a restructuring phase in 2001, our focus will be directed toward significant improvement in earnings and profitable growth in the current year. In Central Europe, new housing starts will remain under pressure. We expect construction starts in Germany to fall below 300,000 units and the long-term average, but anticipate a major price recovery. New housing starts are forecasted to remain relatively stable in Western Europe. Long-term growth is predicted for Eastern Europe, where only Poland is experiencing a weak phase. The Polish economy is not expected to show signs of recovery before 2003.

US-Housing starts remain strong

Residential construction in the USA remains at a good level. In January 2002 the US Bureau of the Census announced a seasonally adjusted rate of 1.68 million new housing starts, for an increase of roughly 2% over January 2001. Building permits, an indicator of future development, were only slightly below the high prior year level. In spite of continuing strength on the residential construction market, we have adjusted our capacity and cost structures to reflect a decline in housing starts to 1.4 million units while maintaining the flexibility to avoid bottlenecks if demand should rise.

Cost savings € 30 mill.

In 2001 Wienerberger adjusted production capacity to meet lower demand and created the prerequisites to return to the successful earnings growth of former years. Our optimization programs are expected to bring annual cost savings of € 30 million in Europe and the USA. For the future, we have set ambitious goals. By 2003 we want to exceed the € 147 million operating earnings recorded in 2000. Starting this year, we plan to take all steps necessary to come as close as possible to this target. On this basis, Wienerberger intends to play an active role in the consolidation of the international brick industry and thereby guarantee continuous and profitable growth.

Wienerberger Value Management

Vision
Wienerberger – a leading international building materials group, ranking No. 1 in our markets

Corporate Culture
- Entrepreneurs in Group companies
- C&C – Concentration and consistency
- Speed and harmony
- Multicultural approach
- Focus on our customers, quality, and the environment

Wienerberger Value Management

"Building Value" for our investors, customers and employees

Measurement Criteria
- Return on capital employed (ROCE)
- EBITDA (gross cash flow)
- Earnings per share
- Free cash flow

Strategy
- Focus on core brick business
- Further development of strategic investments in building materials
- Optimize and expand existing activities

Management and Employees
- Compensation linked to success
- Stock option plan
- Employee participation
- Management development

Disclaimer: Statements on the Future

This annual report includes information and forecasts that are based on the future development of the Wienerberger Group and its member companies. These forecasts represent estimates, which were prepared based on the information available at this time. If the assumptions underlying these forecasts are not realized or risks – as described in the risk report – should actually occur, actual results may differ from results expected at this time.

Active risk management

The conduct of global operations exposes the business segments of the Wienerberger Group to a variety of risks that are inseparable from entrepreneurial activities. In order to identify existing risks at an early date, and to evaluate and select appropriate measures to deal with these risks, we have developed and implemented effective management and control systems. Our operating units monitor existing risk on a continuous basis and inform the Group's Managing Board and Supervisory Board of such risks as part of regular planning and controlling processes. Group management is therefore able to identify major risks at an early stage and initiate suitable countermeasures. The well-timed implementation of optimization programs during the reporting year demonstrated the effectiveness of our risk management. The following categories of risk are of importance for the Wienerberger Group:

Operating risks

New plant structures

The majority of our plants were constructed or modernized in recent years, and the risk of operating breakdowns or longer loss of production is therefore extremely low. During the past year we closed a total of 17 plants, 15 of which were older factories, and further lowered the age structure of our plants. Our extensive network of production sites allows us to compensate for unexpected standstills. We also work to avoid production standstills through maintenance, active inventory management, detailed work and process instructions, training and education programs, and the conclusion of appropriate insurance policies. Therefore, this area represents a minimal risk for earnings.

Low environmental risk

Supplies of clay raw materials for the production of bricks, clay roofing tiles and clay pipes is guaranteed over the long-term by sufficient deposits. In the plastic pipe segment of Pipelife, roughly 50% of required quantities of PVC and PE in Western Europe are secured through long-term purchase contracts with our Belgian joint venture partner, Solvay SA. Operating companies purchase remaining materials from other suppliers throughout the world. Our plants exceed legal requirements for the prevention of environmental damage. Given the low environmental risk of our operations, we are able to produce close to densely populated cities and thereby minimize transportation costs. Our landfill business was transferred to a foundation during the reporting year, which further minimized the risk associated with these activities.

Tight receivables management

We use environmentally friendly natural gas to fire the kilns for brick, clay roofing tile, and clay pipe production. The price of gas is dependent on international market developments, whereby we expect prices to decline in 2002. We consider the risk of higher electricity prices to be limited due to increasing liberalization of the European electricity market. We expect further mergers and increased pressure on prices from our key customers, the building material wholesalers. Risks associated with uncollectible receivables are minimized by strict management and control.

Financial risks

Operating activities expose Wienerberger to interest rate and exchange rate risks. If necessary, appropriate coverage is arranged for these risks. This could include the use of derivative financial instruments, which may only be concluded for such coverage purposes. Credit risk associated with financing activities is of lesser importance because of the strict requirements of our financial and treasury guidelines.

The individual business segments are exposed to relatively low liquidity and financing risk. The brick, roofing, and clay pipe segments generate high cash flows. Liquidity in the operating companies is managed by the Group holding company. The Basel II regulations will make low-cost credit financing more difficult to obtain for the majority of companies. This will necessitate the greater use of alternative sources of financing in the future.

High cash flows reduce risk

The Wienerberger Group is only exposed to exchange rate risk on cash outflows to a limited extent because of the local nature of the building materials business, which rarely involves exports or imports. Therefore, cash flows into or out of the Euro region that are exposed to exchange rate risk are almost entirely related to Group dividends or loans. These inter-Group cash flows are managed by the holding company, dependent of exchange rates. Risks may also arise from the translation of foreign company financial statements into the Euro, which is the Group currency. Sales, earnings and balance sheet items of companies not headquartered in the Euro region are therefore dependent on the relevant Euro exchange rate. Sales recorded in 2001 can be classified under the following currencies:

Limited exchange rate risk

Sales in 2001	in € mill.	Share in %
Euro region	738.3	48
US Dollar	314.0	20
Eastern Europe	309.3	20
Other countries	183.3	12
Wienerberger Group	**1,544.9**	**100**

Purchase price financing for the acquisition of companies is concluded primarily in Euro, since borrowings are normally repaid from free cash flow generated in the Euro region. The cash flows of acquired companies are used primarily for local expansion.

External business risks

The Wienerberger Group is also exposed to risks arising from business and financial developments in the major economies in which we operate. The most important market segments for the Wienerberger Group are residential construction, building construction, and civil engineering. The general political and legal environment is unpredictable. We are continually confronted with legal changes in the business environment, and we react in a flexible manner. The business segments of the Wienerberger Group are subject to normal local market risk. In the future, it will also be important to maintain our positions in the face of competition and substitute products and, at the same time, to develop new opportunities with innovative products and technologies.

Economic risks

The above-mentioned risks and their potential impact are reflected in our mid-term planning and, from the current point of view, provide no grounds for concern. The development of the Wienerberger Group is considered secure over the long-term.

Employees

11,331 employees worldwide



Bricks USA 19%
Bricks Western Europe 31%
Bricks Central and Eastern Europe 27%
Pipe and Roofing Investments 22%
Real Estate and Other 1%



Austria 8%
Germany 15%
Benelux 10%
France 5%
Eastern Europe 31%
Other Europe 10%
USA 19%
Asia and other countries 2%

During the reporting year, Wienerberger employed a workforce of 11,331. A difficult operating environment forced us to reduce the number of employees by 593 through the implementation of optimization measures. As a result of acquisitions made in 2001, the total number of employees remained more or less unchanged compared to the prior year.

The Group's personnel policies are only coordinated centrally for management. Wienerberger has established specific programs for the training and continuing education of key executives, and places equal emphasis on the development of current and future talents. Based on this principle, we have introduced three different programs. The financial trainee program has an international focus, and is directed towards university graduates with limited practical experience. In 18-month "on the job" training, participants are familiarized with Group financial functions such as controlling, accounting and SAP as preparation for following positions in our operating companies.

International competition, a declining number of university graduates, and demographic developments will make it more difficult to recruit top talents in the coming years. We plan to solve this problem by identifying our managers of the future within the company and giving these people a chance to grow and develop with us. Our second Group program therefore offers promising talents an opportunity to prepare for management positions by participating in a two-year seminar series. Our third program is directed towards the current top management of the Wienerberger Group, and focuses on practical experience and creativity.

Entrepreneurs are characterized by an emotional attachment to their companies and financial involvement in the results of their work. Following the expiration of our first Performance Share Plan in April 2001, Wienerberger has modified this form of compensation for management, and will present a recommendation to the Annual General Meeting for approval. We were unable to implement the approved stock ownership program for Group employees in 2001 because of the sharp decline in the price of our share. As soon as prospects improve, we plan to introduce this model.

Personnel policy is a key responsibility of our operating management, and our major group companies act with a substantial degree of independence in this area. Regional focal points have been established for training and continuing education, and external and internal seminars for sales personnel help us to continually improve our customer orientation. Individual programs are also offered in the engineering, information technology, and production areas.

Wienerberger believes in decentralized responsibility and multi-cultural diversity. Our guiding principle "entrepreneurs in Group companies" forms the basis for the high personal commitment of our employees and provides the necessary latitude for action in the individual decentralized units.

The Visualization of a New Era

In addition to structural measures, Wienerberger also focused on marketing and the strengthening of corporate identity during 2001. The streamlining of our brand policy was part of this process. Under the "Wienerberger" umbrella brand, we have introduced a uniform positioning for the Porotherm and Poroton hollow brick brands and for Terca facing bricks throughout Europe. Our goal is to unite all products in the Group under these three main brands, and thereby anchor the image of the Wienerberger brick with our customers as a building material that stands for quality living, security, and stability.

New Wienerberger Logo

In connection with this re-positioning, the Wienerberger logo also received a "facelift". The capitalization of the "Wienerberger" signature symbolized our portfolio strategy during the 1990's. A period of inner strength and profitable growth shall now follow under the new Managing Board. In order to visualize this era, we have transformed our logo into a dynamic, modern umbrella brand that is shown in capital and small letters. The former small, multi-faceted flame above the signature has become more clear-cut and easier to remember through a reduction to four strong bars.

The flame as a strong symbol

The Wienerberger flame symbolizes the bond between the regional companies of the Group, and the link between the umbrella brand and product logos. The dynamic, rising bars reflect the four components of our bricks: earth, water, fire and air. These natural raw materials form the unique competitive advantage of bricks: quality living and comfort, durability and environmental friendliness, individuality and aesthetics.

This new appearance reflects the self-image that we demonstrate consistently both inside and outside the Group. It is the business card of a leading international building materials group on the way to a successful future. We want to continue our growth under the sign of the flame. It burns not only in the kilns of our brick plants, but also in the hearts of our employees.

Wienerberger

The umbrella brand

POROTHERM

The product brand for Wienerberger hollow bricks

POROTON

The product brand for Wienerberger hollow bricks in Germany

TERCA

The product brand for Wienerberger facing bricks

E-Business and New Media

Strategic focus

Wienerberger has made E-Business a strategic priority. Our goal is to utilize the opportunities provided by new technologies, and to create a uniform presence for Wienerberger in the World-Wide-Web. A number of pilot projects were started two years ago to achieve these objectives, and all have since been completed.

Digitalization of processes

The experience gained during this time has led us to set two focal points. One involves the development of a web portal, the second project concentrates on the further standardization and digitalization of business processes. We want to conduct transactions over the Internet, and also communicate directly with internal and external partners over this medium. Our objective is to gradually link all relevant processes in this portal and thereby create a standard communications and transaction platform.

New web positioning

During the reporting year, we started to re-position Wienerberger in the World-Wide-Web. We selected a central content management system (CMS), which is available to all member companies of the Wienerberger Group. This instrument will lead to a substantial reduction in costs, since we can now implement changes and updates internally. In addition, it will significantly improve the status of information, cost efficiency, and flexibility. Our new web appearance will be implemented successively in all Wienerberger countries. Target groups include private builders, developers, building material wholesalers, contractors, architects, suppliers, the press and shareholders. In the future these groups will be provided with individual "channels", which are specially designed communications instruments, to retrieve personalized information quickly and efficiently.

Intranet as a key tool

The Wienerberger Intranet will be also expanded into an employee portal, and used as a central information and communications platform. This Business-to-Employee (B2E) portal will not only facilitate the search for information, but also provide instruments to enable the rapid and efficient completion of tasks. By the end of this year, every employee will be able to use the Intranet in his or her daily work.

Further applications will include a central media database, product database, project management tools, and instruments for knowledge management. In a next step, transactions from the existing SAP A3 system will be linked to the portal for selected partners to offer real value added for our customers.

Exchange of knowledge

The importance of efficient internal and external communications is growing constantly. This involves not only the transmission of information, but also the exchange of knowledge. An improved communications system is therefore the most important prerequisite for the transformation of Wienerberger into a "learning organization". Our new platform represents the ideal environment for reaching this goal.

Procurement

The brick business is characterized by highly decentralized procurement. In the past, the Wienerberger Group has only exhausted the synergy potential associated with group-wide purchasing to a limited extent. We have therefore established a strategic procurement department as an addition to our regional purchasing activities. Together with local managers, this new department is working to develop an international procurement network. Our goal is to utilize the know-how available in our Group to the greatest extent possible and to establish a common presence on procurement markets.

Sourcing groups

Our current optimization activities focus on the implementation of a sourcing group concept and improvement of supplier management. We develop sourcing groups for strategically important products in order to analyze, negotiate, and purchase these products together. Each group is headed by a local purchasing officer. We are developing supplier management into an instrument for the selection, development, and evaluation of our suppliers. In addition, we are examining opportunities to improve our procurement processes by using the Internet.

Synergies in purchasing

The nature of brick production leads us to expect synergies from the group-wide procurement of energy, technology, and packaging. The energy sector in Europe is currently in the process of liberalization. Electricity markets in Western Europe have largely completed this development, but gas markets still lag behind. The East European candidates for EU accession have prepared preliminary schedules for the coming liberalization. We consider the use of opportunities in this area as a major goal of our supra-regional procurement activities.

High savings potential

The production of bricks is a capital-intensive process, which is distinguished by high initial investment and low maintenance costs. Expansion and rationalization measures therefore represent a major opportunity for cost savings. We have established a continuous search procedure for low-cost sources of machinery, equipment and replacement parts to safeguard the growth of our company and, at the same time, to minimize capital employed.

Optimization

Our brick companies need packing materials for their products, particularly in the form of packaging films. We package our bricks in these foils to protect them from damage and environmental impact during transit, and to identify them as high-quality Wienerberger products. The market for packing materials is characterized by a large number of suppliers. In a first step, we plan to optimize our supplier and volume structure. Our goal is to concentrate volumes and amounts with a limited number of providers and thereby realize cost advantages.

The above measures will help the procurement area make a greater contribution to active cost management in the Wienerberger Group in the future.

Research and Development

For over 5,000 years, the brick has been a source of stability and housing comfort. Today it is a high-tech product that represents the optimal synthesis of economy and architectural design. At Wienerberger, research and development efforts are directed towards the continual improvement of our brick and ceramic wall systems to support the steady expansion of our competitive advantage.

Ongoing development

Our research activities follow two directions: first, manufacturing processes and second, products. For the production of bricks, we have developed methods to improve the air stream process for the drying. Also under development is new equipment for the direct firing of tunnel kilns, which will use alternative and less expensive sources of energy and thereby reduce production costs. The optimization of extruding processes for high thermal-insulating light bricks, further development of our own dies, and manufacture of extruding heads underscore our claim to quality and efficiency leadership. Also new is the use of fast firing technology in the production of clay pipes. At our competence center for production technology in the USA, our General Shale subsidiary is working on the further automation of production processes with industrial robots.

Maximization of customer benefits

Wienerberger bricks for load-bearing walls are developed to maximize benefits for customers. A permanent challenge in residential construction is thermal insulation. In the hollow brick sector, we are meeting new and stricter regulations by developing products with low U-values. Poroton T09 and T12 in Germany, Porotherm 38 S.i in Austria, and Porotherm Monomur in France are outstanding examples of products that exceed legal requirements. Innovative products such as the Poroton Plane Element T500 and our plane brick wall elements demonstrate our system competence. Our Kamtec chimney system was given a new important impulse with the development of a brick mantle block.

Design innovation

Development activities for Wienerberger facade bricks concentrate primarily on design innovation. Research in this area also focuses on increasing frost-resistance for products sold in Northern Europe. New surface structures will increase both attractiveness and service life. The latest design trend favors bright-colored bricks, and we are therefore placing increased emphasis on our new product lines. Since quality and design in facing bricks is dependent to a large extent on raw materials, we are supporting basic research in this area.

In the concrete pavers area, Semmelrock has again strengthened its reputation as a trendsetter. The development of colored slabs in "carat style", a line of pavers that resembles natural stone, and the start of casting concrete production represent innovative steps.

In the roofing sector, our Bramac investment has created a new product line with large-sized roofing tiles. Pipelife research centers in the Netherlands and Norway have developed a light, double-walled polypropylene pipe system for use in sewage systems.

The Environment

Worldwide presence means worldwide responsibility – also for the protection of the environment. Wienerberger therefore works actively to develop and implement measures that cover the mining and utilization of raw materials as well as the design, production, and use of products up to the point of disposal and recycling.

Protection of resources

In order to protect our resources, we continued the development of our state-of-the-art fast firing processes to further reduce the amount of energy required for brick production. A special focus of activities during the past year was the reduction of flue gases. The installation, inspection and improvement of re-burning equipment in twelve European plants further reduced emissions. In addition, the conversion of heavy fuel oil firing to natural gas in two East European plants led to lower emissions of sulfurous gas. Dust collectors and mud dehydrating play an important role in the environmentally compatible production of clay pipes.

Recycling

We recycle polystyrene packaging materials in our own plants for use as a high-quality additive in brick porosation. The recovery of waste dust as a secondary raw material combines waste avoidance with the protection of resources. General Shale uses power plant waste materials from caloric energy generation in the production of concrete blocks, and has developed landscaping materials from waste brick.

Sound protection

The Wienerberger Group has also taken a number of measures to improve sound protection, and Semmelrock has introduced special low-noise processes for the production of concrete pavers. Similar programs are underway at facing brick plants located close to residential areas.

Restoration of natural surroundings

Terca places major importance on preservation of the natural environment. Regular surveys and two current redevelopment projects – one to refill a clay pit and the second to excavate and clean soil – illustrate our commitment to restoration of the natural environment after the mining of raw materials. General Shale has again proven its commitment to environmental protection by collecting two prizes in 2001: the "Tennessee Industrial Pollution Prevention Award" and the "Huntsville Industrial Air Pollution Control Achievement Award". In addition, General Shale has been certified as an environmentally friendly company by the state of Tennessee.

Environmental management

The Wienerberger Group monitors compliance with environmental standards and guidelines through internal audits. A comprehensive environmental management system and employee training are an integral part of our responsible environmental protection policy. For Wienerberger, sustainable growth is a direct result of the intelligent use of natural resources.


Brick stands the test of fire at its birth – and this for over 5,000 years. Brick – eternally young.

Terca Piazza® clay pavers

Milestones

1819

Founding by Alois Miesbach on the Wienerberg in Vienna

1869

Trading starts on the Vienna Stock Exchange. 10,000 workers on the Wienerberg in what was then the world's largest brick factory, supplier to many of the magnificent buildings in Vienna's inner city; ornamentation and terra-cotta figures transform construction into an art form

1918

Loss of plants in Croatia, Hungary and Czechoslovakia in the wake of World War I

1945

Hundreds of dead and destruction of plants on the Wienerberg in aerial attacks

1955

Record production following the reconstruction of Vienna after World War II

1972

Investment in Bramac concrete tiles in Austria

1980

Reorganization and turnaround of this local Austrian brick producer under new management headed by Erhard Schaschl

1986

Start of internationalization and expansion through acquisition of the Oltmanns Group in Germany and expansion of clay pipe activities

1989

Founding of Pipelife joint venture (plastic pipes), investment in Treibacher Chemische Werke (metallurgy and abrasives) and the ÖAG Group (sanitary ware wholesaler)

1990

Start of expansion in Eastern Europe through market entry in Hungary, development of leading position on European brick market

1994

Sale of the ÖAG Group

1995

Purchase of the Sturm Group in France

1996

Acquisition of Terca, the leading facing brick producer in Belgium and the Netherlands,
Majority investment in Semmelrock concrete pavers in Austria

1997

Founding of Wiekor roofing joint venture in Germany with Koramic, sale of the Business Park Vienna real estate project and Treibacher Abrasives

1999

Advance to Global Player through the acquisition of General Shale in the USA, purchase of ZZ Wancor, the leading brick producer in Switzerland, and acquisition of Mabo in Scandinavia by Pipelife

2000

Transformation to Pure Player in building materials through sale of Treibacher Industries (metallurgy) and Wipark garage business, sale of Wiekor, and acquisition of Cherokee Sanford and Darlington in the USA

2001

Change of generations on the Managing Board, purchase of brick division from Optiroc in Scandinavia, acquisition of Megalith in Germany and implementation of optimization programs in Europe and the USA



Its properties make brick the best performer of all time.

Heinrich Drasche brick from Wienerberger-1869

Made by the earth – perfected by Wienerberger.
Brick. Nature transformed into a solid value.



Haiding hollow brick plant in Austria

Production Sites

217 plants in 28 countries

Production sites in Europe:

Belgium
Hollow bricks
Beerse
Tessenderlo
Zonnebeke
Facing bricks
Beerse
Ghlin
Maaseik
Malle
Rijkevorsel
Warneton
Zonnebeke
Plastic pipes
Kalmthout
Clay pipes
Hasselt

Bulgaria
Concrete tiles
Silistra

Denmark
Facing bricks
Norresundby
Varde

Germany
Hollow bricks
Bad Freienwalde
Bad Neustadt
Bollstedt
Buldern
Eisenberg
Erfurt
Gransee
Hainichen
Jeddeloh
Lanhofen I & II
Mühlacker
Nebelschütz
Reuden
Rietberg
Sittensen
Spardorf
Wefensleben
Zwickau
Facing bricks
Malliss
Petershagen
Wegberg
Woldegk
Ceilings
Dollnstein
Lanhofen III & IV
Rosenau
Spardorf
Chimney systems
Elze
Geiselbullach
Osterwald
Limestone
Eisenberg
Spardorf
Plastic pipes
Ekern
Clay pipes
Bad Schmiedeberg
Frechen

Estonia
Facing bricks
Aseri
Plastic pipes
Kadrina

Finland
Facing bricks
Koria
Lappila
Plastic pipes
Utajarvi

France
Hollow bricks
Achenheim
Betschdorf I & II
Pont de Vaux
Facing bricks
Angervilliers
Hulluch
Ollainville
Wizernes
Ceilings
Achenheim
Plastic pipes
Châteauroux
Gaillon
St. Gilles

Greece
Plastic pipes
Thiva

Italy
Hollow bricks
Cormons*
Feltre
Imola
Maiano*
Sagrado*

Croatia
Hollow bricks
Djakovo
Karlovac II & III
Concrete tiles
Drnis
Clay tiles
Bedekovcina*
Djakovo*
Plastic pipes
Karlovac

Macedonia
Clay tiles
Vinica*

Netherlands
Hollow bricks
Brunssum
Facing bricks
Bemmel
Haaften
Heteren
Kijfwaard I
Reuver
Thorn
Wolfswaard
Clay pavers
Kijfwaard II
Plastic pipes
Enkhuizen

Norway
Facing bricks
Lunde
Plastic pipes
Stathelle
Surnadal
Vanvikan

Austria
Hollow bricks
Apfelberg
Fürstenfeld
Göllersdorf
Haiding
Hennersdorf
Laa/Thaya
Uttendorf
Facing bricks
Rotenturm
Ceilings
Leopoldsdorf
Concrete tiles
Gaspoltshofen
Pöchlarn
Clay tiles
Gleinstätten*
Pinkafeld*
Unterpremstätten*
Plastic pipes
Wr. Neudorf
Concrete pavers
Klagenfurt
Leopoldsdorf
Stove tiles
Walbersdorf

Poland
Hollow bricks
Dobre
Gnaszyn
Honoratka I
Honoratka II
Lebork
Zieleniec
Zielonka
Zlocieniec
Plastic pipes
Radom
Zarnowiec

Portugal
Plastic pipes
Porto

Romania
Plastic pipes
Cluj Napoca

Sweden
Facing bricks
Enköping
Bjärred
Plastic pipes
Haparanda
Ljung
Ölsremma

Switzerland
Hollow bricks
Istighofen
Rafz
Concrete products
Istighofen
Clay tiles
Istighofen
Laufen

Slovakia
Hollow bricks
Boleraz
Zlaté Moravce
Concrete tiles
Ivanka pri Nitra
Clay tiles
Nitrianské Pravno*
Concrete pavers
Sered

Slovenia
Hollow bricks
Ormoz
Concrete tiles
Skocjan
Clay tiles
Krizevci*

Spain
Plastic pipes
Zaragoza

Czech Republic
Hollow bricks
Cicenice
Holice
Hostomice
Kostelec n. Orl.
Lety
Novosedly
Osik
Prestice
Repov
Tunechody
Tyn
Ceilings
Repov
Concrete tiles
Chrudim
Olbramovice
Protivin
Clay tiles
Blizejov*
Hranice*
Jircany*
Slapanice*
Stod*
Plastic pipes
Otrokovice

Turkey
Plastic pipes
Istanbul

Hungary
Hollow bricks
Abony
Balatonszentgyörgy
Bataszék
Békéscsaba III
Kisbér
Köszeg
Mezötur
Örbottyán
Pannonhalma
Solymár I
Solymár II
SopronTeskánd
Ceilings
Köszeg
Ócsa
Concrete tiles
Kecskemet
Veszprém
Clay tiles
Békéscsaba I*
Békéscsaba II*
Csorna*
Plastic pipes
Csepel
Debrezen
Concrete pavers
Ócsa

Production sites in North America:

USA
Facing bricks
Atlanta, GA
Burlington, NC
Corbin, KY
Darlington, PN
Huntsville, AL
Johnson City, TN
Kingsport I, TN
Kingsport II, TN
Knoxville, TN
Lee County, NC
Louisville, KY
Marion I, VA
Marion II, VA
Moncure I, NC
Moncure II, NC
Mooresville I, IN
Mooresville II, IN
Roanoke I, VA
Roanoke II, VA
Sanford, NC
Somerset, VA
Concrete products
Kingsport IV, TN
Piney Flats, TN
Arkalite
West Memphis, AR
Sand
Hillsboro, TN
Plastic pipes
Siloam Springs, AR

Production sites in Asia:

China
Plastic pipes
Chengdu I
Chengdu II
Nansha
Changzhou

Malaysia
Clay pipes
Kuala Lumpur*

* Minority shares

As of March 2002



Various Terca facing bricks from the Zonnebeke plant in Belgium

2001 Financial Statements according to IAS
Wienerberger Group

Brick. High-tech with built in value added.



Income Statement

Notes		2001 *in TEUR*	2000 *in TEUR*
(7)	Sales	1,544,853	1,670,311
(8, 9)	Cost of goods sold	-1,086,621	-1,167,846
	Gross profit	**458,232**	**502,465**
(8, 9)	Selling expenses	-298,958	-276,385
(8, 9)	General administrative expenses	-94,140	-112,257
(10)	Other operating expenses	-39,097	-30,125
(11)	Other operating income	57,920	90,037
(8)	Amortization of goodwill	-17,798	-15,101
	Operating profit before non-recurring items	**66,159**	**158,634**
(12)	Non-recurring write-offs and provisions related to restructuring	-91,986	0
(12)	Non-recurring income from the sale of companies	0	95,628
	Operating profit after non-recurring items	**-25,827**	**254,262**
(13)	**Financial results**	**-36,919**	**-25,917**
	Profit before tax	**-62,746**	**228,345**
(14)	Income taxes	44,913	-26,982
	Profit after tax	**-17,833**	**201,364**
	Minority interest	-1,757	-4,465
	Net profit for the period	**-19,590**	**196,899**
(27)	**Earnings per share before amortization of goodwill and non-recurring items (in EUR)**	**0.83**	**1.69**
(27)	**Earnings per share (in EUR)**	**-0.29**	**2.86**
(27)	**Recommended or paid dividend per share (in EUR)**	**0.60**	**0.80**

The following notes to the financial statements form an integral part of this income statement.

Statement of Cash Flows

Notes		2001 in TEUR	2000 in TEUR
	Profit after tax	-17,833	201,364
	Depreciation and amortization	155,091	149,411
	Non-cash, non-recurring write-offs related to restructuring	73,004	0
	Write-up of fixed and financial assets	-3,709	-35
	Increase/decrease in long-term provisions	-29,271	3,475
	Income from associates	-175	3,199
	Gains from deconsolidations and other income/loss from the disposal of fixed and financial assets	-8,841	-122,939
	Gross cash flow	**168,266**	**234,475**
	Increase/decrease in inventories	-12,866	-24,000
	Increase/decrease in receivables and deferred tax assets	66,179	107,891
	Increase/decrease in current provisions	-28,406	-12,027
	Increase/decrease in liabilities	12,320	-74,186
	Changes in non-cash items resulting from foreign exchange translation	5,111	-3,404
(23)	**Cash flows from operating activities**	**210,604**	**228,749**
	Proceeds from the sale of assets	29,614	79,739
	Purchase of property, plant and equipment and intangible assets	-130,637	-146,206
	Payments made for investments in financial assets	-8,184	-24,236
	Payments received for the sale of associates	0	45,020
	Increase/decrease in marketable securities	92,156	30,875
	Cash flow from changes in the consolidation range	-97,440	-117,650
(24)	**Cash flows from investing activities**	**-114,491**	**-132,458**
	Increase/decrease in long-term borrowings	-17,455	-64,016
	Increase/decrease in short-term borrowings	20,470	36,112
	Dividends paid by Wienerberger AG	-55,052	-34,408
	Dividends paid to minority shareholders	-2,613	-1,633
	Payments made with associates	-394	1,472
	Purchase of treasury stock	-67,178	-1,846
	Cash flows from financing activities	**-122,222**	**-64,319**
	Change in cash and cash equivalents	**-26,109**	**31,972**
	Effect of exchange rate fluctuations on cash held	1,758	124
	Cash and cash equivalents at the beginning of the year	150,967	118,871
	Cash and cash equivalents at the end of the year	**126,616**	**150,967**

The following notes to financial statements form an integral part of this statement of cash flows.

Balance Sheet

Notes	ASSETS	31.12.2001 *in TEUR*	31.12.2000 *in TEUR*
	Intangible assets	321,274	290,974
	Property, plant and equipment	1,166,763	1,174,887
	Financial assets	68,282	145,445
(15)	**Fixed and financial assets**	**1,556,319**	**1,611,306**
(16)	Inventories	331,782	300,666
(17)	Trade receivables	154,340	149,103
(17)	Other receivables	123,889	221,347
(25)	Marketable securities	78,414	86,359
	Cash and cash equivalents	126,616	150,967
	Current assets	**815,041**	**908,442**
(20)	**Deferred tax assets**	**60,566**	**16,552**
	Total Assets	**2,431,926**	**2,536,300**
	EQUITY AND LIABILITIES		
	Issued capital	65,279	69,455
	Share premium	192,831	224,384
	Retained earnings	676,337	784,840
	Treasury stock	-13,437	-13,437
	Translation reserve	66,030	16,197
(18)	**Equity**	**987,039**	**1,081,439**
	Minority interest	**21,019**	**27,740**
(19)	Provisions for severance payments	13,878	19,396
(19)	Provisions for pensions	41,203	37,299
(20)	Provisions for deferred taxes	113,925	141,227
(19)	Provisions for current taxes	4,567	28,914
(19)	Other provisions	109,555	98,697
	Provisions	**283,128**	**325,533**
(21, 25)	Interest-bearing loans	918,705	907,011
(21)	Trade payables	113,503	103,606
(21)	Other liabilities	108,531	90,971
	Liabilities	**1,140,740**	**1,101,588**
	Total Equity and Liabilities	**2,431,926**	**2,536,300**

The following notes to the financial statements form an integral part of this balance sheet.

Capital and Reserves

in TEUR	Issued capital	Share premium	Retained earnings	Treasury stock	Translation reserve	Total
Balance on 31.12.1999	**69,455**	**224,384**	**621,968**	**-11,591**	**-11,788**	**892,428**
Net profit			196,899			196,899
Dividend payments			-34,408			-34,408
Currency translation adjustments					28,368	28,368
Purchase of treasury stock				-1,846		-1,846
Other changes			381		-383	-2
Balance on 31.12.2000	**69,455**	**224,384**	**784,840**	**-13,437**	**16,197**	**1,081,439**
Net profit			-19,590			-19,590
Dividend payments			-55,052			-55,052
Currency translation adjustments					49,833	49,833
Purchase of treasury stock	-4,176	-31,553	-31,449			-67,178
Other changes			-2,411			-2,411
Balance on 31.12.2001	**69,279**	**192,831**	**676,337**	**-13,437**	**66,030**	**987,039**

The following notes to the financial statements form an integral part of this schedule on capital and reserves.

Changes in Fixed and Financial Assets

Acquisition or Production Costs

	Balance on 1.1.2001	Acquisitions/ disposals of businesses	Foreign exchange incr./decr.	Acquisitions	Disposals	Transfers	Balance on 31.12.2001
Goodwill	**311,173**	25,220	13,936	35,050	535	0	**384,844**
Other intangible assets	**20,563**	1,723	329	4,245	1,321	206	**25,745**
Intangible assets	**331,736**	26,943	14,265	39,295	1,856	206	**410,589**
Land, rights to land and buildings, including buildings on land owned by third parties	**758,228**	13,642	15,644	18,414	24,660	16,402	**797,670**
Machinery and equipment	**1,354,378**	110,980	32,783	45,012	34,972	37,278	**1,545,459**
Fixtures, fittings, tools and equipment	**99,080**	5,792	1,539	10,700	13,718	87	**103,480**
Prepayments and assets under construction	**66,845**	2,102	3,096	17,216	0	-53,973	**35,286**
Property, plant and equipment	**2,278,531**	132,516	53,062	91,342	73,350	-206	**2,481,895**
Investments in subsidiaries	**12,718**	-7,263	0	3,248	71	0	**8,632**
Investments in associates	**43,205**	-4,751	0	2,865	64	0	**41,255**
Other investments	**34,769**	11,123	5	2,071	122	-22,904	**24,942**
Securities	**60,200**	0	274	0	0	-60,474	**0**
Loans granted	**1,467**	0	47	0	0	-1,514	**0**
Financial assets	**152,360**	-891	326	8,184	257	-84,892	**74,830**
	2,762,627	**158,568**	**67,653**	**138,821**	**75,463**	**-84,892**	**2,967,314**

Note: Rounding differences may arise from the automatic processing of data.

The following notes to the financial statements form an integral part of this schedule on changes in fixed and financial assets,

Depreciation

in TEUR

Balance on 1.1.2001	Acquisitions/ disposals of businesses	Foreign exchange incr./decr.	Current Year	Write-up	Disposals	Transfers	Balance on 31.12.2001	Carrying amount 31.12.2001	Carrying amount 31.12.2000
26,459	-162	1,640	42,942		473	123	**70,454**	**314,390**	**284,714**
14,303	1,255	223	3,559	5	549	0	**18,861**	**6,884**	**6,260**
40,762	1,093	1,863	46,501	5	1,022	123	**89,315**	**321,274**	**290,974**
233,012	3,153	3,792	49,775	141	14,957	3,817	**278,451**	**519,219**	**525,216**
787,466	56,658	17,646	120,067	777	28,696	12,262	**964,626**	**580,833**	**566,912**
67,909	3,113	1,070	11,432	765	10,021	-966	**71,772**	**31,708**	**31,171**
15,257	10	0	245	0	-7	-15,236	**283**	**35,003**	**51,588**
1,103,644	62,934	22,508	181,519	1,683	53,667	-123	**1,315,132**	**1,166,763**	**1,174,887**
74	3,163	0	57	0	0	0	**3,294**	**5,338**	**12,644**
4,492	86	0	128	1,016	394	0	**3,296**	**37,959**	**38,713**
1,962	0	1	17	2,020	2	0	**-42**	**24,984**	**32,807**
387						-387	**0**	**0**	**59,813**
0							**0**	**0**	**1,467**
6,915	3,249	1	202	3,036	396	-387	**6,548**	**68,282**	**145,445**
1,151,321	**67,276**	**24,372**	**228,222**	**4,724**	**55,085**	**-387**	**1,410,995**	**1,556,319**	**1,611,306**

Segment Reporting

Segments *in TEUR*	Bricks Central and Eastern Europe	Bricks Western Europe	Bricks USA	Pipe and Roofing Investments	Real Estate and Other	Group Eliminations	Wienerberger Group
2001							
Sales to third parties	283,619	520,212	291,216	432,076	10,450	0	**1,537,572**
Group sales	3,436	2,684	0	3,293	4,439	-6,572	**7,281**
Total sales	287,055	522,896	291,216	435,369	14,888	-6,572	**1,544,853**
Operating EBITDA	70,666	59,436	56,788	40,158	-5,718	-153	**221,177**
Depreciation	31,590	66,048	29,321	25,727	2,332	0	**155,017**
Operating profit before non-recurring items	39,077	-6,612	27,466	14,431	-8,049	-153	**66,159**
Income from investments in associates	0	0	0	9	166	0	**175**
Investments in associates	0	0	2,802	14,369	20,788	0	**37,959**
Liabilities	157,848	619,188	384,061	249,652	764,677	-751,559	**1,423,868**
Capital Employed	296,597	666,136	419,385	220,637	11,135	0	**1,613,891**
Assets	451,406	962,586	498,043	404,883	1,871,637	-1,756,630	**2,431,926**
Capital expenditure	7,072	73,765	24,399	22,714	2,687	0	**130,637**
Acquisitions	28,308	69,156	0	-24	0	0	**97,440**
Employees	3,109	3,527	2,091	2,464	140	0	**11,331**

Segments			2000				
Sales to third parties	279,671	480,179	289,977	439,619	170,086	0	**1,659,532**
Group sales	2,994	0	0	8,405	799	-1,419	**10,779**
Total sales	282,665	480,179	289,977	448,024	170,885	-1,419	**1,670,311**
Operating EBITDA	81,481	92,842	66,161	51,121	16,340	-155	**307,790**
Depreciation	28,818	61,821	26,458	25,104	6,955	0	**149,156**
Operating profit before non-recurring items	52,663	31,021	39,703	26,017	9,385	-155	**158,634**
Income from investments in associates	0	0	0	-996	-2,203	0	**-3,199**
Investments in associates	0	0	0	17,698	21,015	0	**38,713**
Liabilities	234,515	518,798	359,016	280,823	540,382	-506,413	**1,427,121**
Capital Employed	264,541	606,971	390,821	236,731	69,440	0	**1,568,504**
Assets	466,336	882,064	467,305	449,067	1,770,076	-1,498,548	**2,536,300**
Capital expenditure	39,457	45,313	38,365	21,723	1,348	0	**146,206**
Acquisitions	11,264	19,210	96,319	14,052	0	0	**140,845**
Employees	2,982	3,193	2,367	2,448	79	0	**11,069**

Region		2001			2000	
in TEUR	EBIT[1]	Assets	Capex	EBIT[1]	Assets	Capex
Austria	-7,756	356,641	2,867	15,321	532,896	7,554
Germany	-37,025	404,952	58,600	5,182	367,542	14,742
Benelux	13,208	255,073	8,077	25,716	301,599	26,331
France	3,604	126,713	6,598	2,363	130,359	3,990
East Europe	46,677	408,639	10,387	56,800	370,979	39,016
Other Europe	18,673	340,575	14,253	10,899	318,151	15,672
USA	26,758	516,198	24,642	39,293	494,571	38,542
Asia and others	2,060	23,134	5,213	2,999	20,203	359
Consolidation	-40	0	0	61	0	0
Wienerberger Group	**66,159**	**2,431,926**	**130,637**	**158,634**	**2,536,300**	**146,206**

1) Operating EBIT by region is classified based on company headquarters and not by customer location, as is the case with sales. A comparison to sales is therefore limited and may lead to incorrect conclusions.

Sales by Segment and Geographical Region

2001

in TEUR	Bricks Central and Eastern Europe	Bricks Western Europe	Bricks USA	Pipe and Roofing Investments	Real Estate and Other	Wienerberger Group
Austria	68,805			60,086	10,454	139,345
Germany		173,597		58,068		231,665
France		69,939		30,979		100,919
Belgium		45,792		20,758		66,550
Holland		65,127		33,744		98,871
Switzerland		72,167				72,167
Italy		36,861				36,861
Spain				20,049		20,049
Scandinavia		33,805		60,959		94,764
Other EU		19,979		13,792		33,771
Czech Republic	52,229			22,624		74,853
Hungary	67,811			19,138		86,949
Poland	54,077			15,224		69,302
Other East Europe	47,047	3,577		31,559		79,182
USA			291,216	22,780		313,996
China				18,752		18,752
Asia excl. China				6,857		6,857
Wienerberger Group	**286,970**	**520,844**	**291,216**	**435,369**	**10,454**	**1,544,853**

2000

in TEUR	Bricks Central and Eastern Europe	Bricks Western Europe	Bricks USA	Pipe and Roofing Investments	Real Estate and Other	Wienerberger Group
Austria	76,858			65,120	28,747	170,724
Germany		174,641		70,447	28,703	273,790
France		70,470		33,341	6,825	110,636
Belgium		55,234		20,396	576	76,206
Holland		69,481		34,146	1,715	105,341
Switzerland		80,984			669	81,653
Italy		30,859			20,158	51,016
Spain				24,124	2,974	27,098
Scandinavia				63,591	12,294	75,885
Other EU				13,425	6,558	19,983
Czech Republic	45,211			23,564	544	69,319
Hungary	61,048			19,914	22	80,984
Poland	61,686			15,289	1,442	78,417
Other East Europe	37,756			23,955	3,179	64,890
USA			289,977	16,302	15,305	321,584
China				13,479	5,992	19,471
Asia excl. China					19,686	19,686
Other countries				9,796	13,832	23,628
Wienerberger Group	**282,559**	**481,668**	**289,977**	**446,888**	**169,221**	**1,670,311**

Note: Sales are classified by region based on the headquarters of the customer.

Reporting in accordance with International Accounting Standards (IAS)

These financial statements were prepared in keeping with § 245a of the Austrian Commercial Code and in accordance with the principles set forth in guidelines issued by the International Accounting Standards Committee (IASC) and Interpretations of the Standing Interpretations Committee (SIC) (see Note 1), which were in effect as of the balance sheet date. These financial statements meet the requirements set forth in the European Union Guideline for Group Accounting (Guideline 83/349/EEC).

In order to improve comparability, non-recurring write-downs and provisions resulting from restructuring as well as non-recurring income from the sale of companies are shown separately for the first time. Following the initial application of IAS 39, securities available for sale are reported under current assets in contrast to the previous year. Prior year values were not adjusted.

I. General Information

1. Basis of Preparation

Wienerberger is an international building materials group with headquarters in Vienna. Business activities can be classified in five segments: Bricks Central and Eastern Europe, Bricks Western Europe, Bricks USA, Pipe and Roofing Investments, Real Estate and Other. The consolidated financial statements of Wienerberger AG and its subsidiaries reflect International Accounting Standards (IAS) valid for the 2001 business year. In contrast to IAS, goodwill arising on acquisitions made prior to the initial application of IAS (31.12.1996) was charged to reserves in keeping with Art. 30 Par. 2 of the 7-th EU Directive (see Note 4). In addition to IAS 39, IAS 40 (Investment Property) was also applied for the first time.

Independent auditors have examined the annual financial statements of all material companies and all national and international companies which require a statutory audit and which are included using the full consolidation method; all such audited financial statements were awarded unqualified opinions apart from immaterial exceptions. The reconciliation of various national financial statements with IAS financial statements prepared according to Group guidelines was also certified. The financial statements of all consolidated companies are based on historical acquisition and production costs, and were prepared as of the balance sheet date. To simplify presentation, certain items on the balance sheet and income statement were grouped together. The Notes provide detailed information on all such items.

2. Basis of Consolidation

An overview of the companies included in the consolidation and companies valued at equity is provided in the List of Group Companies at the end of the Notes.

In addition to Wienerberger AG, the financial statements include 10 (2000: 9) Austrian and 69 (2000: 61) foreign subsidiaries in which Wienerberger AG has management control or directly or indirectly owns the majority of shares. 43 (2000: 43) associates whose influence on the asset, financial and earnings position of the Group is immaterial were not included in the consolidation. The combined sales of these unconsolidated companies equals less than 2 % of Group sales.

53 (2000: 46) joint venture companies under joint control were consolidated using the proportional method. The equity method is used in cases where the Wienerberger Group holds between 20 and 50 % of the shares (associates), if these entities are considered significant for the preparation of a true and fair view of the Group's assets, financial and earnings position.

The consolidation range developed as follows during the 2001 reporting year::

Consolidation Range	**Control**	**Joint control**	**Equity accounting**
Status as at 31.12.2000	**71**	**46**	**16**
Change in consolidation method	4	10	-8
Included during reporting year for first time	11	0	1
Merged during reporting year	-6	-3	-1
Divested during reporting year	-1	0	0
Status as at 31.12.2001	**79**	**53**	**8**
Thereof foreign companies	69	46	3

The following table shows the pro rata values for joint ventures included in the financial statements at their proportional share:

in TEUR	**31. 12. 2001**	**31. 12. 2000**
Sales	456,779	470,954
EBIT	15,041	28,112
Non-recurring income and expenses	-18,451	0
Financial results	-12,296	-11,877
Profit before tax	-15,706	16,234
Profit after tax	-11,481	12,474

in TEUR	**31. 12. 2001**	**31. 12. 2000**		**31. 12. 2001**	**31. 12. 2000**
A. Fixed assets	176,323	202,890	A. Equity	113,304	141,139
B. Current assets	199,843	211,389	B. Provisions	47,132	46,426
			C. Liabilities	215,730	226,713
	376,166	**414,279**		**376,166**	**414,279**

3. Major Acquisitions and Disposals

The following major acquisitions made during 2001 are included in the consolidation for the first time:

Name of Company	**Share in %**
Megalith Bausteinwerk GmbH Nebelschütz KG, Germany	100.0
Megalith Bausteinwerk GmbH & Co. Schönau KG, Germany	100.0
Megalith Bausteinwerke GmbH & Co. KG, Germany	100.0 (increase)
Wienerberger Verkaufs GmbH, Germany	100.0
Wienerberger A/S, Denmark	100.0
Wienerberger AS, Norway	100.0
Wienerberger AB, Sweden	100.0
Wienerberger OY AB, Finland	100.0
Wienerberger AS, Estonia	100.0
Wienerberger Ltd, UK	100.0

Eight plants in Germany were acquired from the Megalith Group for TEUR 47,000 as of July 1, 2001. The Wienerberger Group had already owned a 50 % share in the Eisenberg brick plant (Megalith Bausteinwerke GmbH & Co. KG, Germany) as of December 31, 2000. The Megalith Group was the second largest brick producer in Germany. Furthermore, the Gessner brick plant in Bad Neustadt (Germany) and plant and equipment belonging to the Taucha brick plant near Leipzig (Germany) were also acquired through asset deals.

As of January 1, 2001 Wienerberger acquired the North European brick activities of the Heidelberger Cement Group from the Swedish Optiroc Group AB. The purchase price for these eight plants in Denmark, Estonia, Finland, Norway, and Sweden totaled TEUR 53,979. These activities were fully consolidated as of January 1, 2001.

Companies included for the first time were consolidated at the point of acquisition, or at the next balance sheet date unless this led to a material impact compared to inclusion at the point of acquisition.

As of January 1, 2001 or at the point of initial consolidation or deconsolidation, the effects of changes in the consolidation range on the Group financial statements are as follows:

in TEUR			
A. Fixed assets	91,292	A. Provisions	14,560
B. Current assets	-52,914	B. Liabilities	23,818
	38,378		**38,378**

4. Basis of Consolidation

For included subsidiaries, the book value method is used to eliminate the investment and equity. Under this method, the book value of the investment is compared with the relevant shareholders' equity on the date of initial consolidation (purchase accounting). Any identifiable difference between purchase price and applicable equity is added to assets; any goodwill remaining after the initial application of IAS is capitalized (TEUR 25,220 for the reporting year) and amortized over a period of 20 years.

IAS, European accounting practices, and Art. 30 Par. 2 of the 7-th EU Directive permitted goodwill to be directly offset against reserves up to January 1, 1995. IAS 22 and SIC 8.12 require the retroactive capitalization of goodwill arising from acquisitions made after January 1, 1995. The capitalization of goodwill from 1995 and 1996 would increase tangible assets and Group equity by TEUR 235,428 as of December 31, 2001. Over an amortization period of 20 years, write-offs of goodwill would rise by TEUR 17,304.

Negative goodwill from initial consolidations, which results from expected future losses, is recorded under other provisions. Acquisitions made during the reporting year led to the addition of TEUR 234 in negative differences to provisions.

Joint ventures are included at their proportional share in keeping with the general principles described above.

As of December 31, 2001 goodwill and negative goodwill (consolidation at 100 % and proportional share) are as follows:

in TEUR	31. 12. 2001	31. 12. 2000
Capitalized goodwill included in non-current assets	265,906	277,329
Goodwill charged to shareholders' equity (prior to 1.1.1997)	473,044	473,044
Negative goodwill included under shareholders' equity (prior to 1.1.1997)	7,093	7,093

Goodwill charged to equity prior to January 1, 1997 includes TEUR 357,516 (2000: TEUR 357,516) related to the Bricks Western Europe segment and TEUR 78,170 (2000: TEUR 78,170) from the Pipe and Roofing Investments segment.

For those associates consolidated at equity, the same basic methodology applied to subsidiaries and joint ventures is used to consolidate shareholders' equity, based on the most recent available financial statements. For companies consolidated using equity accounting, local valuation methods are maintained if the relevant amounts are immaterial.

All receivables and liabilities, sales, and other income and expenses arising between companies consolidated at 100 % or their proportional share are eliminated. Discounts and other unilaterial transactions affecting profit and loss are charged to the income statement.

Inter-company gains and losses, which arise from the sale of goods or services between Group companies and which affect fixed or current assets, are eliminated unless they are immaterial.

5. Foreign Currency Translation

The accounts of foreign companies are translated into Euro based on the functional currency method. The relevant local currency is the functional currency in all cases since these companies operate independently from a financial, economic, and organizational standpoint. With the exception of the component parts of shareholders' equity, all balance sheet items are translated using the closing rate on December 31, 2001. Goodwill is recorded as an asset in local currency and also translated at the closing rate on the balance sheet date for the financial statements. Expense and revenue items are translated at the average exchange rate for the year.

Unrealized currency translation differences arising from non-current Group loans are offset against the translation reserve with no impact on the income statement.

During the reporting year, translation gains of TEUR 49,833 (2000: TEUR 28.368) were charged to equity with no effect on the income statement. Translation gains and losses arising from the use of different exchange rates for the balance sheet (exchange rate on the balance sheet date) and income statement (average exchange rate for the year) are charged or credited to equity.

The major exchange rates used for foreign currency translation (outside the Euro zone) showed the following development during the reporting year:

	Closing rate on		Average rate for the year	
in EUR	31. 12. 2001	31. 12. 2000	2001	2000
100 US-Dollar	113.469	107.469	111.657	108.225
100 Swiss Franc	67.435	65.651	66.208	64.197
100 Czech Krone	3.129	2.853	2.936	2.809
100 Croatian Kuna	13.606	13.171	13.374	13.088
100 Hungarian Forint	0.408	0.377	0.390	0.385
100 Norwegian Krone	12.576	12.146	12.424	12.325
100 Polish Zloty	28.610	25.975	27.248	24.951
100 Swedish Krone	10.751	11.323	10.804	11.840
100 Slovakian Krone	2.338	2.272	2.309	2.305

6. Significant Accounting Policies

Fixed and Financial Assets: Fixed assets and purchased intangible assets are recorded at production or acquisition cost, less straight-line depreciation or usage-based depletion (clay pits). Production costs include direct expenses plus allocated material and production overhead. General selling and administrative expenses are not capitalized. The cost of debt incurred during the construction of major new plants is capitalized over the building period. Depreciation is based on the useful economic lives of the various asset groups. For the majority of assets, ordinary straight-line depreciation is calculated as follows:

Production plants (incl. warehouses)	25 years	Other machinery	5–15 years
Administrative buildings	40–50 years	Fittings, furniture and office equipment	3–10 years
Residential buildings	40–50 years	Goodwill	5–20 years
Kilns and dryers (hollow bricks)	8–15 years	Other intangible assets	3–10 years
Kilns and dryers (facing bricks)	10–20 years		

An impairment loss is recognized where necessary to reflect any significant and lasting decrease in value above and beyond ordinary depreciation. Repairs that do not increase the presumed useful life of assets are charged to current expenses.

In accordance with IAS 17 (Accounting for Leases) leased fixed assets, which economically represent purchases financed with non-current funds (financing leases), are recorded at that price which would have been paid if the asset had been purchased. Depreciation is calculated over the lesser of the useful life of the asset or the term of the lease. Obligations arising from future lease payments are recorded as liabilities.

Subsidies and investment incentives (in particular, German investment subsidies) are recorded as liabilities and released in keeping with the useful life of the relevant asset.

In accordance with IAS 36 (Impairment of Assets), assets are written down to net selling price or value in use if there is evidence of a loss in value and the present value of future payment surpluses lies below book value. In the Wienerberger Group, each individual plant or plant site is considered a cash-generating unit.

Investment property is stated at carrying value.

Financial investments: Investments in associates and non-consolidated subsidiaries are generally stated at equity, unless these investments are immaterial. Investments in other companies are valued at acquisition cost or the applicable lower value.

Inventories: Inventories are stated at the lower of cost or net realizable value. This valuation is generally based on the moving average method. Cost includes direct expenses, allocated overhead, and depreciation based on normal capacity usage. Interest charges and selling and administrative expenses are not included in the production cost of current assets. Risks resulting from length of storage or other impairments in value are reflected in appropriate write-downs.

Receivables: Receivables and other current assets are stated at nominal value. Individually identifiable risks are reflected in specific provisions. Non-interest bearing receivables with a remaining term in excess of one year are recorded at discounted present value. Foreign exchange receivables in individual company accounts are translated at the average exchange rate on the balance sheet date.

Securities held as current assets are stated at market value, based on stock exchange quotations as of the balance sheet date. Emission premiums or discounts are credited or charged to the income statement in the year of acquisition. Temporary fluctuations in market value are reflected in the profit and loss account, and included under financial results. Securities available for sale (prior year: some securities recorded under financial assets) were stated at market value for the first time and shown under marketable securities.

Cash and interest-bearing loans with similar terms held at the same financial institution are shown as a single net figure.

In contrast to the prior year, provisions are included with other receivables and liabilities. Prior year data were adjusted.

Provisions: Provisions for severance payments - primarily for employees of Austrian companies – are calculated according to financial principles based on a retirement age of 60 (men) and 55 (women), using a discount rate of 4 %. The Austrian method "Teilwertverfahren" is used.

The projected unit credit method is used to calculate the provisions for pension obligations. The valuation of these pension obligations incorporates future wage and salary increases, as well as increases in contributions and performance-based commitments. Calculations are generally based on discount rates of 7.0 % (Europe) or 7.25 % (USA), an expected increase of 3.5 % in income, expected growth of 2.5 % in pensions, and average employee turnover of 2 %.

In agreement with IAS 12 (revised), the provision for deferred taxes includes all temporary valuation and accounting differences arising between financial statements prepared for tax purposes and IAS financial statements. The provision for this item is calculated at the tax rate expected when these differences reverse in the future, based on the local tax rate of the relevant Group company.

Provisions for site restoration are created for clay pits in proportion to depletion. Other liabilities whose due dates or amounts are uncertain are recorded as liabilities in accordance with IAS 37.

Liabilities: Liabilities are stated at repayment amount, nominal value, or the higher value as of the balance sheet date. Foreign currency liabilities from individual company financial statements are translated at the average exchange rate on the balance sheet date.

Derivative financial instruments: Interest rate and foreign exchange swaps and foreign exchange contracts are shown at market value, independent of the purpose or intention for which they were concluded.

Earnings per share: Earnings per share are based on Group profit after tax less minority interest, divided by the weighted number of outstanding shares (less treasury stock). There are no outstanding option rights for the emission of new shares.

Estimates: In preparing the Group financial statements, it is necessary to estimate certain figures and make assumptions that influence the recording of assets and liabilities, the declaration of other obligations as of the balance sheet date, and the recording of revenues and expenses during the reporting period. The actual figures, which become known at a later date, may differ from these estimates.

Segment reporting: In accordance with the "management approach", the definition of business units for primary segment reporting should reflect the internal reporting structure. For regional segment reporting, sales are classified by customer headquarters. The new organization of the Wienerberger Group led to a change in business units during the reporting period. Prior year data was adjusted to reflect the new segmentation.

The classification of EBIT, assets and capital expenditures is based on company headquarters, whereby investments in other companies and Group settlements are not allocated to these regional assets. The regional exchange of goods and services between the individual strategic segments is immaterial.

II. Notes to the Income Statement

7. Sales

At TEUR 1,544,853, consolidated sales decreased by 8 % compared with the prior year. The 2000 financial statements include sales of TEUR 156,142 generated by Treibacher Industrie AG. After the elimination of sales recorded by deconsolidated subsidiaries and companies consolidated for the first time, the change in sales totals -2 % (2000: +10 %). Growth in price and volume sales in Hungary, Italy, and North Europe was offset by price declines in Germany and Austria and lower volume sales in the USA. Information on sales by segment and region is provided under segment reporting (see page 73).

8. Cost of Materials and Depreciation

The cost of goods sold, selling and general administrative expenses include expenses for materials and services totaling TEUR 681,430 (2000: 772,047 TEUR).

The cost of goods sold, selling expenses, general administrative expenses and other operating expenses (amortization of goodwill) include the following depreciation and amortization:

in TEUR	**2001**	**2000**
Ordinary depreciation	135,036	133,511
Extraordinary depreciation	2,183	543
	137,219	**134,054**
Amortization of goodwill	17,798	15,101
Amortization of intangible assets and depreciation of plant, property and equipment	**155,017**	**149,155**

9. Personnel Expenses

The cost of goods sold, selling and general administrative expenses include the following personnel expenses:

in TEUR	**2001**	**2000**
Wages	161,839	168,296
Salaries	142,419	143,575
Expenses for severance payments	7,044	7,685
Expenses for pensions	9,257	6,409
Expenses for mandatory social security and payroll-related taxes and contributions	64,886	66,594
Other employee benefits	16,051	15,685
	401,495	**408,244**

Expenses for pensions are comprised of the following items:

in TEUR	**2001**	**2000**
Service cost	7,794	3,694
Interest cost	5,982	5,708
Actuarial loss	-4,555	-2,993
	9,221	**6,409**

Average number of employees:

	2001		2000	
	Total	Thereof joint ventures	Total	Thereof joint ventures
Workers	7,841	1,616	7,635	1,645
Staff	3,490	1,014	3,434	1,071
	11,331	**2,630**	**11,069**	**2,716**

Changes in the consolidation range led to a decrease of 710 in the number of employees. Employees of companies included at their proportional share are reflected in this calculation in relation to the holdings in these companies.

During the reporting year, members of the Managing Board received salaries and benefits totaling TEUR 2,416 (2000: TEUR 2,046). Pension payments of TEUR 214 (2000: TEUR 108) were made to former members of the Managing Board and their surviving dependents. Members of the Supervisory Board received compensation of TEUR 76 for the 2001 business year (2000: TEUR 95). There are no outstanding guarantees for loans to members of the Managing or Supervisory Boards.

The members of the Managing Board and Supervisory Board are listed on pages 8 and 9.

The first Wienerberger Performance Share Plan was approved by the Annual General Meeting on May 7, 1999. The exercise of options in 2001 was conditional on meeting certain earnings and stock price goals. Since the stock price goal was not met, no options were exercised. These options may not be exercised at any other point in time and have therefore expired.

10. Other Operating Expenses

Other operating expenses include costs that cannot be allocated to the functional areas:

in TEUR	2001	2000
Other taxes	11,582	11,058
Legal and consulting expenses	10,937	10,857
Miscellaneous	16,579	8,210
	39,097	**30,125**

11. Other Operating Income

in TEUR	2001	2000
Income from disposal and write-up of tangible assets, with the exception of financial assets	8,841	19,369
Income from reversal of provisions	13,651	9,840
Miscellaneous	35,427	60,828
	57,920	**90,037**

Miscellaneous other operating income also includes transportation and freight revenue of TEUR 7,068 (2000: TEUR 18,770), leasing revenues of TEUR 636 (2000: TEUR 235), expenses charged to non-Group companies of TEUR 593 (2000: TEUR 1,157) and income from the reversal of valuation adjustments to receivables of TEUR 1,333 (2000: TEUR 807). Remaining miscellaneous other operating income represents sales-like revenues, which are not part of the direct business activities of the Wienerberger Group.

12. Non-Recurring Income and Expenses

As a result of lower demand and excess production capacity in Germany, Finland, the Netherlands, Austria, Poland, Switzerland, the Czech Republic and the USA, Wienerberger was required to close 17 plants in 2001. These measures resulted in extraordinary write-downs of TEUR 73,004 to plant, property, equipment, and goodwill as well as non-recurring expenses of TEUR 18,982.

Non-recurring expenses are distributed among the following segments and countries:

	Extraordinary depreciation	Other non-recurring income and expenses	Total
Germany	34,901	9,734	44,635
Switzerland	19,467	917	20,384
Poland	0	2,066	2,066
USA	0	893	893
Other	2,182	3,375	5,556
Bricks	**56,550**	**16,985**	**73,535**
Pipe and Roofing Investments	16,454	1,997	18,451
	73,004	**18,982**	**91,986**

In the prior year, non-recurring income from the sale of companies includes deconsolidation gains on the sale of 49 % in Wipark (TEUR 29,802) and 50 % in Koramic-Wienerberger Dachprodukte Holding GmbH (TEUR 15,218) and the sale of operating assets at Treibacher Industrie AG (TEUR 50,608).

13. Financial Results

in TEUR	2001	2000
Income from associates	175	-3,199
Income from subsidiaries not included	73	2,017
Income from other companies not included	393	633
Total income from investments	**641**	**-549**
Interest and similar income	16,196	19,979
Interest and similar expense	-52,777	-50,693
Net financing costs	**-36,581**	**-30,714**
Market valuation of current securities	-5,543	-950
Miscellaneous other income from financing activities	4,565	6,296
Other income from financing activities	**-979**	**5,347**
Financial results	**-36,919**	**-25,917**

14. Income Taxes

This item includes income taxes paid and owed by individual Group companies, as well as provisions for deferred taxes.

in TEUR	2001	2000
Current tax expense	25,307	35,048
Deferred tax expense	-70,220	-8,066
	-44,913	**26,982**

Non-recurring restructuring costs led to an effective tax rate (tax income) of 71.6 % for the reporting year (2000: tax expense of 11.8 %). The Group tax rate is a weighted average of the local income tax rates of all companies included in the consolidation. The relatively high tax income in relation to earnings is a result of tax income in countries with high tax rates (Germany, Switzerland) and tax expense in countries with low tax rates (Hungary).

The difference between the Austrian corporate tax rate of 34 % and the Group tax rate shown in these statements is due to the following factors:

in TEUR	2001	2000
Profit before tax	**-62,746**	**228,345**
Tax expense at tax rate of 34 %	**21,334**	**-77,637**
Other foreign tax rates	10,188	3,350
Non-temporary differences, and tax income and expenses from prior periods	12,924	41,482
Change in valuation adjustment of deferred tax assets and losses for which no deferred tax provisions were created	716	-961
Changes in tax rates	-249	6,784
Effective tax liability	**44,913**	**-26,982**
Effective tax rate in %	71.6	11.8

The low effective tax rate of 11.8 % in 2000 is primarily a result of the tax-free sale of the remaining share in Wipark and the partial tax-free sale of Treibacher Industrie AG (non-temporary differences).

III. Notes to the Balance Sheet

15. Fixed and Financial Assets

The development of fixed and financial assets is shown on pages 70 and 71. The effect of acquisitions and disposals of businesses is shown in a separate column. The figures shown for exchange rate increases and decreases represent amounts arising from the use of different exchange rates to translate the assets of foreign companies at the beginning of the year and year-end.

The balance sheet item "land with buildings" includes TEUR 231,824 (2000: TEUR 233,268) of land. In the prior year, non-current securities were shown under financial assets. Following the initial application of IAS 39, all securities available for sale must be stated at market value. As of January 1, 2001, these securities are shown under current assets (prior year data was not adjusted).

Interest expense and foreign currency differences on new plant construction, which totaled TEUR -6 (2000: TEUR 576), were recorded during the reporting year.

In addition to operating leases, the Wienerberger Group also uses financing leases to a limited extent. Fixed assets include the following plant and equipment from financing leases:

in TEUR	**2001**	**2000**
Acquisition costs	5,482	5,677
Depreciation (accumulated)	484	452
Book value	4,998	5,225

Obligations arising from leases, license agreements, and rental contracts for the use of fixed assets not shown on the balance sheet represent liabilities of:

in TEUR	**2001**	**2000**
For the following year	12,464	10,700
For the next five years	43,927	41,480
Over five years	13,927	10,606

The balance sheet item "land with buildings" includes real estate with a book value of TEUR 44,487, which is not used in operations and is scheduled for sale over the middle to long-term. This real estate must therefore be classified as investment property. Based on comparable transactions, the present value of these assets is estimated at TEUR 87,861. During the 2001 business year, this real estate generated rental and other income totaling TEUR 364.

16. Inventories

in TEUR	2001	2000
Raw materials and consumables	71,861	67,755
Semifinished goods	15,340	12,765
Finished goods	243,583	217,758
Prepayments	998	2,389
	331,782	**300,666**

17. Receivables and Other Assets

All necessary individual valuation adjustments were made to receivables and other assets. Lump-sum valuation adjustments totaling TEUR 971 (2000: TEUR 1,308) were made to trade receivables.

Development of Receivables		2001			2000	
in TEUR	Total	Thereof remaining term under 1 year	Thereof remaining term over 1 year	Total	Thereof remaining term under 1 year	Thereof remaining term over 1 year
1. Trade receivables	154,340	145,744	8,596	149,103	141,409	7,694
2. Receivables due from subsidiaries	3,842	3,842	0	11,970	11,970	0
3. Receivables due from associates	37,794	37,794	0	55,207	48,336	6,871
4. Other receivables and assets	82,253	76,121	6,131	154,170	150,919	3,251
	278,229	**263,501**	**14,728**	**370,450**	**352,634**	**17,817**

Receivables due from subsidiaries and affiliates are related primarily to loans. Trade receivables totaling TEUR 5,539 (2000: TEUR 3,699) are secured by notes payable.

The market value of US pension fund assets exceeds pension obligations by TEUR 15,597 (2000: TEUR 14,076); this amount is shown under other receivables.

18. Capital and Reserves

The development of capital and reserves during 2001 and 2000 is shown on page 69.

The issued capital of Wienerberger AG totals EUR 65,278,973.– and is divided into 65,278,973 shares with no par value.

The Annual General Meeting on May 4, 2000 empowered the Managing Board to buy back up to 10 % of authorized share capital within a period of 18 months. This authorization was used in October 2001 and 4,176,339 shares were bought back at an average price of EUR 16.09. As of January 1, 2001 the number of shares outstanding totaled 69,455,312; this figure declined to 65,278,973 after withdrawal of the 4,176,339 repurchased shares.

The first Wienerberger Performance Share Plan was approved by the Annual General Meeting on May 7, 1999. For this purpose, Wienerberger purchased 640,000 of its own shares with a book value of TEUR 13,437. These shares are shown separately under equity. Wienerberger management does not have the right to exercise any options because the stock price goal was not reached. The Annual General Meeting on May 10, 2001 authorized the Managing Board to use these shares in a future employee stock participation plan.

The majority shareholders of the Wienerberger Group are the Austrian Creditanstalt AG and Belgian Koramic Building Products N. V., which jointly own more than 50 % of stock. Free float is held by Austrian and international investors (also see page 13).

The Wienerberger share is traded in the "Prime Market" Segment of the Vienna Stock Exchange. In the USA, the share is traded in a "Sponsored Level 1 ADR (American Depository Receipt) Program" of the Bank of New York.

Retained earnings totaling TEUR 676,337 (2000: TEUR 784,840) include the retained earnings of Wienerberger AG, plus the retained earnings of subsidiaries not eliminated during the capital consolidation. Group profit for 2001, excluding the share of profit/loss due to minority interest, is shown under retained earnings.

19. Provisions

in TEUR	1.1.2001	Foreign exchange incr./decr.	Acquisition through business combinations	Reversal	Use	Addition	31.12.2001
1. Provisions for severance payments	19,396	-77	95	327	6,943	1,734	13,878
2. Provisions for pensions	37,299	1,019	382	148	1,587	4,238	41,203
3. Provisions for deferred taxes	141,227	2,584	105	0	39,972	9,981	113,925
4. Other non-current provisions							
a) Warrantees	15,754	197	317	964	938	2,062	16,428
b) Service anniversary bonuses	1,170	0	4	0	164	218	1,228
c) Site restoration	18,325	573	492	1,426	2,860	3,212	18,316
Non-current provisions	**233,171**	**4,296**	**1,395**	**2,865**	**52,464**	**21,445**	**204,978**
5. Provisions for current taxes	28,914	7	620	525	31,898	7,449	4,567
6. Other current provisions							
a) Vacation	12,018	110	1,416	66	8,455	7,762	12,785
b) Miscellaneous	51,429	706	4,930	11,239	30,729	45,701	60,798
Current provisions	**92,361**	**823**	**6,966**	**11,830**	**71,082**	**60,912**	**78,150**
Provisions	**325,533**	**5,119**	**8,361**	**14,695**	**123,546**	**82,357**	**283,128**

Wienerberger has made pension commitments to only selected managers and all employees of General Shale and ZZ Wancor. As a rule, pension commitments made to management are performance-based and not tied to a fund. The length of service forms the basis for pension plans. General Shale employees have performance-based pension commitments which are tied to a fund, as well as pension and health insurance which is not funded. The market value of fund assets that exceeds current pension obligations is shown under other receivables. ZZ Wancor has a contribution-based pension plan with an external pension fund.

Legal regulations grant Austrian employees the right to a lump-sum payment at retirement or termination by the employer, dependent of the length of service. These future obligations are reflected in provisions for severance compensation.

20. Provision for Deferred Taxes

Deferred tax assets and provisions for deferred taxes as of December 31, 2001 and December 31, 2000 are the result of the following temporary valuation and accounting differences between book values in the IAS financial statements and the relevant tax bases:

in TEUR	2001		2000	
	Assets	Liabilities and Equity	Assets	Liabilities and Equity
Intangible assets	8,748	-12,430	1,457	-647
Property, plant and equipment	1,147	-116,358	2,103	-133,095
Financial assets	640	-2,004	13,432	-2,096
Inventories	2,913	-4,574	29	-3,202
Receivables	2,232	-5,974	1,595	-12,641
Securities and shares	375	-278	1	-542
Cash, checks and deposits at financial institutions	393	-155	11	-945
Prepayments and deferred charges	121	-6,437	421	-8,072
	16,569	-148,210	19,048	-161,240
Untaxed reserves	0	-26,972	0	-35,931
Provisions	21,590	-12,927	20,878	-3,817
Liabilities	18,392	-614	6,948	-109
Deferred income	3,381	-1,057	3,675	-821
	43,363	-41,570	31,501	-40,678
Tax loss carry-forwards	82,386		34,140	
Deferred tax assets/provisions	142,318	-189,780	84,689	-201,919
Valuation allowance for deferred tax assets	-5,897		-7,445	
Offset within legal tax units and jurisdictions	-75,855	75,855	-60,692	60,692
Net deferred tax assets and provisions	**60,566**	**-113,925**	**16,552**	**-141,227**

In the Group financial statements, temporary differences and tax loss carry-forwards totaling TEUR 5,897 (2000: TEUR 7,445) are not reflected in deferred tax assets because their use as tax relief is not yet sufficiently certain.

In accordance with IAS 12.39, no provisions for deferred taxes were recorded on temporary differences related to shares owned in subsidiaries. The cumulative value of shares in subsidiaries exceeds the pro rata share of equity owned in these companies by TEUR 119,425 (2000: TEUR 4,920 higher equity).

21. Liabilities

The remaining terms of the various categories of liabilities are shown below:

2001

in TEUR	Total	Thereof remaining term under 1 year	Thereof remaining term between 1 and 5 years	Thereof remaining term over 5 years	Thereof remaining term over 1 year and secured by collateral
1. Interest-bearing loans	918,705	494,763	30,988	392,954	10,409
2. Prepayments received on orders	3,136	3,136	0	0	0
3. Trade payables	113,503	107,979	5,524	0	0
4. Liabilities from bills of exchange	740	718	23	0	0
5. Amounts owed to subsidiaries	407	407	0	0	0
6. Amounts owed to associates	1,669	1,669	0	0	0
7. Other liabilities	102,579	83,986	16,757	1,837	0
Liabilities as per balance sheet	**1,140,740**	**692,658**	**53,293**	**394,790**	**10,409**

2000

in TEUR	Total	Thereof remaining term under 1 year	Thereof remaining term between 1 and 5 years	Thereof remaining term over 5 years	Thereof remaining term over 1 year and secured by collateral
1. Interest-bearing loans	907,011	465,613	193,925	247,473	26,340
2. Prepayments received on orders	1,056	1,002	54	0	0
3. Trade payables	103,606	101,794	1,812	0	0
4. Liabilities from bills of exchange	1,049	1,049	0	0	0
5. Amounts owed to subsidiaries	504	504	0	0	0
6. Amounts owed to associates	1,758	1,758	0	0	0
7. Other liabilities	86,605	78,732	7,026	847	0
Liabilities as per balance sheet	**1,101,588**	**650,451**	**202,817**	**248,320**	**26,340**

Amounts owed to subsidiaries and affiliates are related chiefly to settlement accounts and the provision of goods and services. Collateral primarily involves mortgages on land and guarantee agreements.

Other liabilities include TEUR 11,970 (2000: TEUR 10,509) due to fiscal authorities and TEUR 10,096 (2000: TEUR 9,657) due to social security providers. As of the balance sheet date, financing leases resulted in TEUR 9,883 (2000: TEUR 6,240) of liabilities.

Other liabilities also include TEUR 11,259 (2000: TEUR 11,637) of subsidies and investment allowances granted by third parties, which are reversed to the income statement over the useful life of the related asset.

22. Contingent Liabilities and Guarantees

Guarantees provided by Group companies can be classified as follows:

in TEUR	**31. 12. 2001**	**31. 12. 2000**
Sureties	1,788	4
Guarantees	1,306	3,320
Obligations from bills of exchange	342	675
Other contractual obligations	2,244	1,147
	5,680	**5,147**

There are no financial obligations above and beyond the contingent liabilities and guarantees stated above.

IV. Notes to the Statement of Cash Flows

The Statement of Cash Flows for the Wienerberger Group shows the changes in cash and cash equivalents resulting from the inflow and outflow of funds during the reporting year. The effects of company acquisitions and disposals were eliminated, and are shown separately under "change in liquid funds resulting from changes in the consolidation range". In contrast to the prior year, marketable securities are no longer included under cash and cash equivalents. Prior year figures were adjusted in the Statement of Cash Flows. Data from foreign Group companies are generally translated at the average annual exchange rate. In contrast to this practice, cash and cash equivalents are valued at the exchange rate in effect on the balance sheet date.

23. Cash Flow from Operating Activities

Cash flow from operating activities shows the flows of funds arising from the provision and receipt of goods and services during the reporting year.

iin TEUR	**31. 12. 2001**	**31. 12. 2000**
Interest income	10,625	10,894
Interest expense	43,469	40,996
Tax payments	27,116	38,049

24. Cash Flow from Investing Activities

The acquisition of plant, property and equipment and intangible assets resulted in an outflow of funds totaling TEUR 130,637 (2000: TEUR 146,206). Investments of TEUR 8,184 (2000: TEUR 24,236) were made in financial assets.

Changes in cash and cash equivalents resulting from changes in the consolidation range are as follows:

in TEUR	**2001**	**2000**
Payments made for companies acquired	-98,842	-140,845
Cash from first time consolidated companies	6,318	6,349
Payments received for companies sold	3,491	52,966
Cash flow from deconsolidation	-585	-36,120
Cash outflow from the change in minority interests	-7,822	0
Cash flow from changes in consolidation range	**-97,440**	**-117,650**

V. Financial Instruments

A distinction is made between primary and derivative financial instruments.

25. Primary Financial Instruments

Primary financial instruments held by the Group are shown on the balance sheet. The amounts stated under assets represent both the maximum credit risk and risk of loss, since there are no general settlement agreements.

Credit risk associated with cash and cash equivalents and securities is limited by the fact that the Wienerberger Group portfolio is comprised almost entirely of securities issued by Austrian corporations. Furthermore, the Group works only with financing partners who can demonstrate sound creditworthiness.

In keeping with the decentralized European corporate structure of the Wienerberger Group, credit financing for current assets is arranged in the local currencies of individual companies. The exchange rate risk associated with this debt is extremely low, since invoices issued by foreign companies are denominated in the relevant local currency. A TEUR 60,000 financing for the purchase price of US investments concluded in recent years was swapped for a US Dollar financing because of the changed foreign exchange and interest rate situation.

Coverage for interest rate risk is provided in individual cases through the use of forward rate agreements, interest caps, and swaps.

As a result of the initial application of IAS 39, securities previously recorded under financial assets and marketable securities were classified as "available for sale" and shown at present value under current assets. Prior year data was not adjusted.

Securities are classified as follows:

Non-current securities	**2001**			**2000**		
	Book value *in TEUR*	**Market value** *in TEUR*	**Average effective int. rate** *in %*	**Book value** *in TEUR*	**Market value** *in TEUR*	**Average effective int. rate** *in %*
Shares in funds				48,920	48,961	4.77
Debt issued by corporations				206	213	6.06
Debt issued by local public authorities				84	84	3.75
Stock				10,057	10,065	
Other				546	549	0.64
	0	**0**	**0**	**59,813**	**59,873**	**3.93**
Current securities						
Shares in funds	10,721	10,724	-1.27			
Debt issued by corporations	28,395	28,397	5.03	53,256	53,256	5.38
Debt issued by local public authorities	1,467	1,467	5.03	5,245	5,245	6.29
Debt issued by foreign public authorities	10,020	10,020	-26.05	20,009	20,009	7.37
Stock	23,133	23,169		289	289	
Other	4,678	4,684	1.18	7,560	7,560	4.27
	78,414	**78,461**	**-1.52**	**86,359**	**86,359**	**5.78**

Financial liabilities can be classified as follows:

Type	Currency	Nominal value *in 1,000 local currency*	Book value *in TEUR*	Effective interest rate *in %*
Loans	EUR	399,533	376,510	4.60
	CHF	47,000	31,784	4.06
	DEM	49,794	5,817	4.70
	NOK	75,000	4,716	7.90
	SKK	125,000	2,922	7.89
	ATS	91,901	2,529	4.64
	HUF	2,335	8	18.75
			424,285	
Roll-over	HRK	30,000	2,041	9.61
	EUR	2,975	892	4.00
	SKK	28,551	667	7.89
	ATS	333	24	6.08
			3,625	
Current loans	EUR	334,653	307,532	3.80
	CHF	77,000	52,500	2.72
	USD	4,000	4,539	3.50
	CNY	31,650	2,147	6.44
	misc.		829	8.26
			367,546	
Other	misc.		1,313	4.06
Fixed-interest loans due to financial institutions			**796,769**	
Loans	DEM	36,008	7,679	4.46
	EUR	25,320	7,176	3.91
	USD	12,500	7,092	2.43
	SEK	29,200	1,570	4.31
	PLN	68,000	1,459	15.99
	CZK	32,500	508	5.88
			25,484	
Roll-over	EUR	21,788	9,997	3.11
	HUF	700,000	2,477	10.40
	BEF	126,000	1,562	3.80
	ATS	2,000	982	5.12
	DEM	4,000	483	5.05
	SIT	136,000	311	11.80
	misc.		6	7.90
			15,818	
Current loans	EUR	22,789	16,433	3.31
	ATS	182,500	13,263	3.83
	HUF	3,300,000	1,897	11.00
	SEK	25,000	1,344	4.30
	CZK	95,000	1,020	5.78
	misc.		1,244	15.03
			35,201	
Other	misc.		174	
Variable interest loans due to financial institutions			**76,678**	

Type	Currency	Nominal value *in 1,000 local currency*	Book value *in TEUR*	Effective interest rate *in %*
Loans – fixed interest	EUR	19,966	9,986	4.05
	NOK	75,000	4,716	7.90
	DEM	11,113	2,684	5.14
			17,386	
Loans – variable interest	EUR	112,325	14,831	3.94
	USD	12,500	7,092	2.43
	PLN	18,000	2,585	17.30
	SEK	35,000	1,881	4.31
	CZK	49,178	769	5.78
	DEM	3,004	674	5.48
	HUF	285,000	38	9.00
			27,871	
Loans due to non-banks			**45,258**	

26. Derivative Financial Instruments

In the Wienerberger Group, derivative instruments are used only to hedge risks associated with exchange rate and interest rate fluctuations. The interpretation of market information necessary for the estimation of market values also requires a certain degree of subjective judgment. This can result in a difference between the figures shown here and values subsequently realized on the marketplace.

	Currency	Nominal Value *31.12.2001* *in 1,000 local currency*	Market Value *31.12.2001* *in TEUR*	Nominal Value *31.12.2000* *in 1,000 local currency*	Market Value *31.12.2000* *in TEUR*
Forward exchange contracts	HUF	930,000	5		
	CZK	128,679	-5	154,440	-2
	GBP			4,743	7,795
	PLN			33	0
Interest rate swaps	USD	54,468	-3,423		
	CZK	154	-21		
	ATS			40,000	0
CAP	BEF	252,000	5	378,000	44
	DEM			55,200	130

VI. Other Information

27. Earnings per share, Recommendation for the distribution of profits

After the share buyback program, the number of shares outstanding totals 65,278,973. As of December 31, 2001 treasury stock remained unchanged over the prior year at 640,000 shares, which were deducted prior to the calculation of earnings per share.

Number of shares	2001	2000
Outstanding	65,278,973	69,455,312
Weighted average	67,975,126	68,823,221

Based on consolidated net results of TEUR -19,590 (2000: 196.899 TEUR), earnings per share equal EUR -0.29 (2000: EUR 2.86). Adjusted for non-recurring write-offs and provisions resulting from restructuring as well as non-recurring income from the sale of companies and amortization of goodwill, earnings per share total EUR 0.83 (2000: EUR 1.69).

In accordance with the provisions of the Austrian Stock Corporation Act, the financial statements of Wienerberger AG as at December 31, 2001 form the basis for the dividend payment. These financial statements, which were prepared in keeping with Austrian accounting principles, show net profit of EUR 39,901,747.74. The Managing Board recommends the Annual General Meeting approve a dividend payment of 60 % from retained earnings of EUR 39,901,747.74 on share capital of EUR 65,278,973, or EUR 39,167,383.80, less a proportional share of EUR 384,000 for treasury stock. The dividend distribution will therefore total EUR 38,783,383.80. The Managing Board also recommends that the Annual General Meeting approve the carry forward of the remaining EUR 1,118,363.94.

28. Significant events occurring after the balance sheet date

In February 2002, Wienerberger signed an agreement with the British Hanson PLC to acquire the brick activities of the Hanson Group in Continental Europe. After the receipt of all necessary approvals by cartel authorities and the conclusion of due diligence, the acquisition will take effect in Spring 2002.

29. Business activities with related companies

Investment and financing transactions are conducted at arm's length with Creditanstalt AG, which is an indirect shareholder of Wienerberger AG.

30. First Wienerberger Performance Share Plan

The first Wienerberger Performance Share Plan included a group of 72 managers. With the purchase of an individual investment, each manager received a certain number of options for Wienerberger shares. The exercise of these options was linked to an internal EVA goal and the realization of a specific stock price on at least 10 trading days between January and April 2001. Since the price of the Wienerberger share did not show an appropriate development, the participating managers are not entitled to exercise these options.

Vienna, March 4, 2002

The Managing Board of Wienerberger AG

Wolfgang Reithofer
Chief Executive

Heimo Scheuch — Hans Tschuden — Johann Windisch

Major differences between Austrian and IAS accounting principles

Goodwill arising on an acquisition: In accordance with IAS 22, goodwill is capitalized and amortized over the useful life of the relevant asset. The Austrian Commercial Code allows a credit to reserves, with no effect on the income statement.

Deferred taxes: The Austrian Commercial Code requires the creation of deferred tax provisions for temporary differences if a tax liability is expected to arise when these differences are reversed. IAS requires the creation of deferred taxes on all temporary differences which arise between financial statements prepared for tax purposes and IAS financial statements; in such cases, deferred taxes should be calculated based on the current actual tax rate. Under IAS, deferred tax assets must also be recorded for tax loss carry-forwards that are expected to be offset against taxable profits in the future.

Other provisions: In contrast to the Austrian Commercial Code, IAS interprets the principle of conservatism differently with respect to provisions. IAS tends to place stricter requirements on the probability of an event occurring and on estimating the amount of the provision.

Provisions for pensions: In keeping with the Austrian Commercial Code, provisions for pensions are calculated without incorporating the effect of future wage and salary increases; this calculation is based on the Austrian method "Teilwertverfahren" and a discount rate that normally equals 6 %. Under IAS, provisions for pensions are calculated using the projected unit credit method; this calculation uses a current capital market interest rate and includes an expected compensation increase.

Securities available for sale: Austrian accounting principles require securities to be recorded at the lower of acquisition cost or market value. Under IAS 39, securities available for sale are valued at market price and shown under current assets, and changes in market price are credited or charged directly to the income statement.

Foreign exchange valuation: These two accounting systems require different treatments for unrealized profits arising from the valuation of foreign exchange items as of the balance sheet date. According to Austrian law the principle of realizable value requires only unrealized losses to be recorded, where IAS also requires the recognition of unrealized profits. In keeping with IAS, unrealized exchange rate gains or losses arising from inter-company loans are included under equity with no effect on the income statement.

Extraordinary income and expense: In contrast to Austrian accounting, IAS defines extraordinary income and expenses as items which are clearly independent of the ordinary business activities of a company and which are not expected to occur frequently or regularly.

To the Board of Directors of Wienerberger AG

We have audited the accompanying consolidated financial statements of Wienerberger AG and subsidiaries ("Wienerberger Group") as of December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The audit of certain group subsidiaries was performed by other auditors. Our opinion insofar as it relates to the amounts included for those subsidiaries, is based solely on the report of the other auditors.

We conducted our audit in accordance with International Standards on Auditing and Austrian Generally Accepted Auditing Standards. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Wienerberger Group as of December 31, 2001, and of the results of its operations and its cash flows for the years then ended in accordance with International Accounting Standards (IAS), except for the effect on the financial statements from offsetting goodwill acquired in 1995 and 1996 with Shareholder's Equity (Retained earnings) as disclosed in notes 1 and 4 to the consolidated financial statements.

Austrian Commercial Code regulations require the compilation of a review of operations and the fulfilment of the legal conditions for the exemption from the obligation to prepare consolidated financial statements following local law.

We certify that the review of operations is in compliance with the consolidated financial statements and that the legal requirements for the exemption from the obligation to prepare consolidated financial statements in accordance with the Austrian Commercial Code are met. The consolidated financial statements as well as the group management report are in compliance with the 7th EEC Directive.

Vienna, March 11, 2002

KPMG Austria GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft

Elisabeth Broinger — Hans Zöchling
Austrian Certified Public Accountants

Group Companies

Company	Headquarters	Share capital	Currency	Interest	Type of consolidation	Notes
Wienerberger International N.V.	Zaltbommel	50,000	EUR	100.00 %	VK	
Steirische Ziegelwerke Gesellschaft m.b.H.	Bärnbach	500,000	ATS	100.00 %	OK	1)
Wienerberger Ziegelindustrie Entwicklungs GmbH	Wien	5,000,000	ATS	100.00 %	OKE	1)
Wienerberger Ziegelindustrie Aktiengesellschaft	Wien	300,000,000	ATS	100.00 %	VK	
Ziegelwerk Apfelberg GmbH & Co. KG	Wartberg/Krems	500,000	ATS	100.00 %	VKE	
Ziegelwerk Hostomice – Beteiligungsgesellschaft m.b.H.	Wien	10,000,000	ATS	100.00 %	VK	
Eurobeton Later, spol.s.r.o.	Nový Bydzov	100,000	CZK	85.98 %	OK	1)
Cihelna Kinsky spol.s.r.o.	Kostelec nad Orlici	99,031,000	CZK	68.80 %	VK	
Wienerberger Bohemia Cihelny spol.s r.o.	Ceske Budejovice	44,550,000	CZK	85.98 %	VK	
Wienerberger Cihlarsky prumysl a.s.	Ceske Budejovice	961,543,960	CZK	85.98 %	VK	
Wienerberger industrija opeke d.j.l.	Sarajevo	2,000	DEM	100.00 %	VK	
Wienerberger Finanz-S.A.	Luxembourg	5,600,000	DEM	100.00 %	VK	
Wienerberger Ziegelindustrie Asset Management GmbH	Wien	36,000	EUR	100.00 %	OKE	1)
Ziegelwerk Apfelberg GmbH	Wartberg/Krems	35,000	EUR	100.00 %	OKE	1)
Wienerberger Cetera IGM d.d.	Djakovo	67,143,600	HRK	95.62 %	VK	
Wienerberger Ilovac d.d.	Karlovac	90,879,500	HRK	94.42 %	VK	
Wienerberger Teglaipari Rt	Budapest	3,971,000,000	HUF	100.00 %	VK	
Wienerberger Házak Befektetési és Ingatlanforgalmazási Kft.	Budapest	3,000,000	HUF	100.00 %	VKE	
CEE Invest B.V.	Eersel	40,000	NLG	100.00 %	OK	1)
Glina Dobre Sp.z.o.o.	Warschau	14,000	PLN	0.00 %	VKE	
Glina Sp.z.o.o.	Warschau	4,000	PLN	0.00 %	VKE	
Glina Nowa Sp.z.o.o.	Warschau	4,000	PLN	0.00 %	VKE	
Przedsiebiorstwo Wielobranzowe "JASK" Sp.z.o.o.	Niemodlin	100,000	PLN	100.00 %	OKE	1)
Kinsky Polska Sp.z.o.o.	Niemcza	5,000	PLN	100.00 %	OK	1)
Karbud-Majatek S.A.	Czestochowa	70,674,000	PLN	100.00 %	VKE	
Wienerberger Cegielnie Lebork-Majatek Sp.z.o.o.	Czestochowa	19,626,500	PLN	100.00 %	VK	
Wienerberger Cegielnie Lebork Sp.z.o.o.	Warschau	39,999,700	PLN	100.00 %	VK	
Wienerberger Ceramika Budowlana Sp.z.o.o.	Warschau	1,000,000	PLN	100.00 %	VK	
Wienerberger Honoratka Ceramika Budowlana S.A.	Konin 8, Gemeinde Slesin	20,187,000	PLN	77.79 %	VK	
Wienerberger Karbud S.A.	Warschau	2,081,200	PLN	100.00 %	VK	
Wienerberger Przemysl Ceramiczny Sp.z.o.o.	Warschau	4,000	PLN	100.00 %	OK	1)
Zaklady Ceramiki Zlocieniec Sp.z.o.o.	Zlocieniec	2,000,000	PLN	0.00 %	VKE	
Wienerberger Opekarna Ormoz d.d.	Ormoz	228,130,000	SIT	87.06 %	VK	
Wienerberger Opecni Sistemi d.o.o.	Zalec	1,500,000	SIT	100.00 %	OK	1)
Brick Slovakia a.s.	Zlaté Moravce	45,000,000	SKK	99.78 %	VK	
Wienerberger Slovenske Tehelne spol.s.r.o.	Zlaté Moravce	406,007,000	SKK	99.78 %	VK	
Wienerberger Slovensko spol.s.r.o.	Zlaté Moravce	200,000	SKK	99.78 %	OK	
Wienerberger Sisteme de caramizi S.R.L.	Bucuresti	63,455	USD	100.00 %	OK	1)
Semmelrock Baustoffindustrie GmbH	Klagenfurt	3,000,000	EUR	75.00 %	VK	
Wienerberger-Alpha Umwelttechnik GmbH	Klagenfurt	75,000	EUR	75.00 %	VK	
Semmelrock Stein & Design Burkolatkö Kft.	Ócsa	983,000,000	HUF	75.00 %	VK	
Semmelrock Stein & Design Dlazby s.r.o.	Sered	91,200,000	SKK	75.00 %	VK	
Wienerberger Ziegelindustrie GmbH	Hannover	18,500,000	DEM	100.00 %	VK	
Megalith Bohemia s.r.o.	Slaný, okr. Kladno	2,000,000	CZK	100.00 %	OKE	1)
Krauss Kaminwerke GmbH & Co. KG	Hannover	500,000	DEM	100.00 %	OKE	1)
Krauss Kaminwerke Verwaltungs-GmbH	Hannover	50,000	DEM	100.00 %	OK	1)
Megalith Bausteinwerk Beteiligungen GmbH	Wipperoda	50,000	DEM	100.00 %	OKE	1)
Megalith Bausteinwerk Verwaltungs GmbH	Miltitz	50,000	DEM	100.00 %	OKE	1)
Megalith Bausteinwerk GmbH Nebelschütz KG	Miltitz	6,000,000	DEM	100.00 %	VKE	
Megalith Bausteinwerk GmbH & Co. Schönau KG	Wipperoda	6,000,000	DEM	100.00 %	VKE	
Megalith Bausteinwerke Beteiligungen GmbH	Eisenberg	50,000	DEM	100.00 %	OK	1)
Megalith Bausteinwerke GmbH & Co. KG	Eisenberg	7,000,000	DEM	94.00 %	VKE	
Eisenberg Verwaltungs GmbH	Hannover	50,000	DEM	100.00 %	OK	1)
ReRo Reststoff Rohstoff Handelsgesellschaft m.b.H.	Hannover	50,000	DEM	100.00 %	OKE	1)
Schlagmann Beteiligungs GmbH	Lanhofen	50,000	DEM	50.00 %	OK	1)
Schlagmann Baustoffwerke GmbH & Co. KG	Lanhofen	20,000,000	DEM	50.00 %	QU	
Tagebau Burgwall GmbH	Burgwall	252,000	DEM	50.00 %	OK	1)
Terca Backstein GmbH	Wegberg	100,000	DEM	100.00 %	VK	
Tongruben Verwaltungs GmbH	Hannover	50,000	DEM	100.00 %	OK	1)
Wienerberger Verkaufs GmbH	Erlangen	55,000	DEM	100.00 %	VKE	
Wienerberger Systemschornstein GmbH & Co. KG	Hannover	130,000	DEM	100.00 %	OKE	1)
TZ Tonabbau + Ziegelproduktion GmbH	Hannover	50,000	DEM	94.00 %	OK	1)
Wienerberger Ziegelindustrie Verwaltungs-GmbH	Hannover	50,000	DEM	100.00 %	OK	1)
Ziegelwerk B GmbH	Hannover	50,000	DEM	100.00 %	VK	
Pro Massivhaus Service und Training GmbH	Lanhofen	25,000	EUR	50.00 %	OKE	1)
Megalith-Polska Sp.z.o.o.	Namyslow	100,000	PLN	100.00 %	OKE	1)

Company	Headquarters	Share capital	Currency	Interest	Type of consolidation	Notes
ZZ Wancor	Regensdorf	5,000,000	CHF	99.00 %	VK	
Backstein AG Oberwil	Oberwil	50,000	CHF	63.00 %	OK	1)
Höchmatt Seewen AG	Seewen	120,000	CHF	98.50 %	OKE	1)
Tonwarenfabrik Laufen AG	Laufen	1,000,000	CHF	98.50 %	VK	
Swissbrick AG	Zürich	1,000,000	CHF	39.20 %	OKE	1)
Wiekor Holding AG	Zug	100,000	CHF	100.00 %	OK	1)
ZZ Ziegeleien	Regensdorf	10,000,000	CHF	100.00 %	VK	
Wienerberger Brunori SRL	Bubano	4,056,000	EUR	100.00 %	VK	
Fornaci Giuliane S.p.A.	Cormons	1,900,000	EUR	30.00 %	OKE	1)
Terca Bricks N.V.	Kortrijk	1,450,000,000	BEF	100.00 %	VK	
Steenfabrieken S.F.B N.V.	Beerse	94,700,000	BEF	100.00 %	VK	
Terca Schouterden N.V.	Maaseik	645,000	EUR	100.00 %	VK	
Terca Ghlin S.A.	Ghlin	625,000	EUR	97.33 %	VK	
Terca Kefimco N.V.	Kortrijk	1,484,400	EUR	100.00 %	VK	
Terca Beerse N.V.	Beerse	11,032,000	EUR	100.00 %	VK	
Terca Nova N.V.	Beerse	5,950,000	EUR	100.00 %	VK	
Terca Tessenderlo N.V.	Tessenderlo	3,297,000	EUR	100.00 %	VK	
Terca Quirijnen N.V.	Malle West	4,624,000	EUR	100.00 %	VK	
Terca Zonnebeke N.V.	Zonnebeke	8,040,500	EUR	100.00 %	VK	
Terca Warneton S.A.	Comines – Warneton	3,719,000	EUR	100.00 %	VK	
Terca Baksteen B.V.	Zaltbommel	56,100,000	NLG	100.00 %	VK	
Terca B.V.	Haaften	30,000	NLG	100.00 %	VK	
Van Hesteren & Janssens B.V.	Haaften	800,000	NLG	100.00 %	VK	
Wienerberger Briques S.A.S.	Wolfisheim	55,543,180	EUR	82.31 %	VK	
Wienerberger Ziegelindustrie (Schweiz) GmbH (in Liqu.)	Basel	20,000	CHF	100.00 %	OK	1)
Société du Terril d'Hulluch (S.T.F.) S.N.C.	Douai	686,020	EUR	50.00 %	OK	1)
Sturm S.A.S.	Wolfisheim	1,650,285	EUR	100.00 %	VK	
Terca Briques S.A.S.	Massy	29,222,235	EUR	100.00 %	VK	
Societe de Gestion Wienerberger Briques EURL	Wolfisheim	15,245	EUR	100.00 %	VK	
Wienerberger A/S	Varde/Nordenskov	33,530,594	DKK	100.00 %	VKE	
Wienerberger AS	Aseri	21,044,938	EEK	100.00 %	VKE	
Wienerberger OY AB	Vantaa	5,945,731	FIM	100.00 %	VKE	
Wienerberger Ltd.	Manchester	780,646	GBP	100.00 %	VKE	
Wienerberger AS	Lunde i Telemark	100,000	NOK	100.00 %	VKE	
Wienerberger AB	Bjärred	100,000	SEK	100.00 %	VKE	
General Shale Building Materials, GP	Johnson City	1,000	USD	100.00 %	VK	
General Shale Building Materials, Inc.	Johnson City	1,000	USD	100.00 %	VK	
Carolina Brick and Block, Inc.	South Carolina	750	USD	35.00 %	EQE	
Cherokee Sanford Group, LLC	Johnson City	1,000	USD	100.00 %	VK	
Cherokee Sanford Brick, LLC	Johnson City	1,000	USD	100.00 %	VK	
Darlington Brick &Clay Products Company, LLC	Johnson City	1,000	USD	100.00 %	VK	
General Shale Products, LLC	Johnson City	1,000	USD	100.00 %	VK	
Wienerberger U.S. Holdings, LLC	Johnson City	1,000	USD	100.00 %	VK	
Wienerberger Dach Beteiligungs GmbH	Wien	500,000	ATS	100.00 %	VK	
Wienerberger Asset Management GmbH	Wien	500,000	ATS	100.00 %	OK	1)
Tondach Gleinstätten AG	Gleinstätten	2,429,400	ATS	25.00 %	EQ	
Wibra Tondachziegel Beteiligungs-GmbH	Wien	500,000	ATS	50.00 %	QU	
Bramac Dachsysteme International Gesellschaft m.b.H.	Pöchlarn	40,000,000	ATS	50.00 %	QU	
Bramac pokrivni sistemi Eood	Silistra	846,200.00	BGN	50.00 %	OK	1)
Bramac spol.s r.o.	Praha	628,431,000	CZK	50.00 %	QU	
Bramac krovni sistemi d.o.o.	Sarajevo	2,000.00	DEM	50.00 %	OK	1)
Bramac Pokrovni Sistemi d.o.o.	Zagreb	7,778,000	HRK	50.00 %	QU	
Bramac Dachsteinproduktion und Baustoffindustrie Kft.	Veszprém	1,831,880,000	HUF	50.00 %	QU	
Bramac Sisteme de Invelitori s.r.l.	Brasov	10,319,857,600	ROL	50.00 %	QU	
Bramac Dachsteinproduktion und Baustoffindustrie d.o.o.	Skocjan	381,816,847	SIT	33.80 %	QU	
Bramac Stresne Systemy spol.s r.o.	Ivanka pri Nitre	173,835,000	SKK	50.00 %	QU	
Steinzeug Abwassersysteme GmbH	Köln	36,000,000	DEM	50.00 %	QU	
Hydrobel (GenmbH)	Hoboken	20,400,000	BEF	25.49 %	OK	1)
Calofrig Keramo s.r.o.	Borovany	40,000,000	CZK	50.00 %	EQ	
Keramo Wienerberger Steinzeugwerk Zwickau GmbH	Zwickau	4,000,000	DEM	100.00 %	EQ	
Keramo Wienerberger Immo N.V.	Hasselt	2,025,100	EUR	50.00 %	QU	
Keramo Steinzeug N.V.	Hasselt	7,500,000	EUR	50.00 %	QU	
Limburgs Transportbedrijf B.V.B.A.	Hasselt	18,900	EUR	50.00 %	QU	

Company	Headquarters	Share capital	Currency	Interest	Type of consolidation	Notes
Pipelife International GmbH	Wr. Neudorf	29,000,000	EUR	50.00 %	QU	
Pipelife-Flexalen Trading GmbH & Co. KG	Wien	2,000,000	ATS	50.00 %	QU	
Pipelife-Flexalen Trading GmbH	Wien	500,000	ATS	50.00 %	QUE	
Pipelife Austria GmbH & Co. KG	Wr. Neudorf	60,000,000	ATS	50.00 %	QU	
Pipelife Austria Ges.m.b.H.	Wr.Neudorf	500,000	ATS	50.00 %	QU	
Pipelife Belgium N.V.	Kalmthout	199,500,000	BEF	50.00 %	QU	
Pipelife-Fatra spol.s r.o.	Otrokovice/Kucovaniny	202,971,000	CZK	33.34 %	QU	
Pipelife Deutschland GmbH Gölzau	Weißandt-Gölzau	500,000	DEM	50.00 %	QU	
Pipelife Deutschland GmbH Bad Zwischenhahn	Bad Zwischenahn	11,200,000	DEM	50.00 %	QU	
Pipelife Eesti a.s.	Tallinn	6,600,000	EEK	50.00 %	QU	
AS EPS-Plast	Tallinn	400,000	EEK	35.00 %	QUE	
Pipelife Asset Management Ges.m.b.H.	Wr. Neudorf	35,000	EUR	50.00 %	QU	
Pipelife Hispania S.A.	Zaragoza	10,818,218	EUR	50.00 %	QU	
Pipelife Portugal – Sistemas de Tubagens, Unipessoal, Lda.	Maia Codex	1,890,500	EUR	50.00 %	QUE	
Pipelife M-Plast OY	Kaavi	960,000	FIM	50.00 %	QU	
Pipelife Finland OY	Oulu	200,000	FIM	50.00 %	QU	
Pipelife France S.A.	Gaillon	91,620,000	FRF	50.00 %	QU	
Fusion Flexalen Ltd.	Chesterfield	100,000	GBP	25.00 %	OK	1)
Pipelife Hellas S.A.	Moschato Piraeus	3,824,418,000	GRD	50.00 %	QU	
Pipelife Hrvatska d.o.o.	Karlovac	39,648,800	HRK	50.00 %	QU	
Pannonpipe Müanyagipari Kft.	Budapest	2,873,520,000	HUF	25.00 %	QU	
UAB Pipelife Lietuva	Vilnius	300,000	LTL	50.00 %	QUE	
Pipelife Latvia SIA	Riga	50,000	LVL	50.00 %	QUE	
Pipelife Nederland B.V.	MA Enkhuizen	25,000,000	NLG	50.00 %	QU	
Grenland Plastteknikk a.s.	Stathelle	112,000	NOK	18.75 %	OK	1)
Pipelife Norge a.s.	Surnadal	200,000,000	NOK	50.00 %	QU	
Mabo Pipelife S.A.	Karlikowo	194,195,500	PLN	50.00 %	QU	
Pipelife Romania S.R.L.	Bucuresti	61,693,000,000	ROL	25.00 %	QUE	
Pipelife Hafab AB	Haparanda	3,000,000	SEK	50.00 %	QU	
Leveneplast AB	Ljung	200,000	SEK	50.00 %	QU	
Pipelife Nordic AB	Göteborg	360,000,000	SEK	50.00 %	QU	
Pipelife Sverige AB	Ölsremma	100,000	SEK	50.00 %	QU	
Pipelife Slovenija d.o.o.	Trzin	101,548,464	SIT	50.00 %	QUE	
Pipelife- Fatra Slovakia s.r.o.	Piestany	200,000	SKK	33.34 %	QUE	
Arili Plastik Sanayii a.s.	Pendik/Istanbul	1,050,000,000,000	TRL	50.00 %	QU	
Chuanlu Plastic Sales & Service Co. Ltd.	Chengdu, Sichuan	500,000	USD	25.50 %	QU	
Pipelife (Guangzhou) Plastic Pipe Manufacturing Ltd.	Panyu Nansha Economic Development Zone	4,000,000	USD	50.00 %	QUE	
Shanghai Pipelife Plastic Pipe Co. Ltd.	Fengxian County, Shanghai	1,000,000	USD	50.00 %	QUE	
Changzhou Pipelife Reinforced Plastic Co. Ltd.	Changzhou	5,538,000	USD	32.50 %	QUE	
Chengdu Chuanwie Plastic Pipe Co. Ltd.	Longquanyi District, Chengdu	4,000,000	USD	45.00 %	QU	
Sichuan Chuanxi Plastic Co. Ltd.	Xipu Pixian County Chengdu	2,500,000	USD	25.50 %	QU	
CJSC Pipelife Ukraine	Kiev	30,000	USD	45.00 %	OK	1)
Pipelife Jet Stream Inc.	Siloam Springs	8,000,000	USD	50.00 %	QU	
Pipelife Holding (HK) Ltd.	Tsimshatsui/Knowloon, Hong Kong	7,200,000	USD	50.00 %	QU	
Wienerberger Beteiligungs GmbH	Wien	1,000,000	ATS	100.00 %	VK	
"Alwa" Güter- und Vermögensverwaltungs-Aktiengesellschaft	Wien	56,950,000	ATS	35.47 %	EQ	
Grundstücke- und Gebäudeverwaltungs-Aktiengesellschaft	Wien	215,000,000	ATS	25.01 %	EQ	
Wienerberger Rohrsysteme und Abwassertechnik Ges.m.b.H.	Wien	350,000,000	ATS	100.00 %	VK	
"Wienerberg City" Errichtungsges.m.b.H.	Wien	25,000,000	ATS	45.00 %	EQ	
Wienerberger Ofenkachel Gesellschaft m.b.H.	Wien	5,000,000	ATS	100.00 %	VK	
Wienerberger Versicherungs-Service Gesellschaft m.b.H.	Wien	500,000	ATS	60.00 %	EQ	
Wienerberger Vermögensverwaltung GmbH	Treibach	100,000,000	ATS	100.00 %	VK	
Keramo Wienerberger Holding N.V.	Hasselt	1,015,000,000	BEF	100.00 %	VK	
Wienerberger N.V.	Hasselt	1,300,000,000	BEF	100.00 %	VK	
Credit Marks Ltd.	Hong Kong	1,000	HKD	100.00 %	OK	1)

VK = Full consolidation
VKE = First time full consolidation
QU = Proportional consolidation
QUE = First time proportional consolidation

EQ = Equity accounting
EQE = First time equity accounting
OK = No consolidation

1) Immaterial

Financial Statements of Wienerberger AG

Income Statement of Wienerberger AG	31.12.2001 *in TEUR*	31.12.2000 *in TEUR*
Income from associates	**146,064**	**24,106**
Net interest income/expense	17,982	14,862
Other financial income/expense	-29,574	-1,569
Income from financing activities	**134,472**	**37,399**
Sales	10,763	3,516
Other operating income	9,566	7,865
Personnel expenses	12,869	7,627
Depreciation	1,918	834
Other operating expenses	13,726	8,580
Profit on ordinary activities	**126,288**	**31,740**
Extraordinary income/expense	1,907	97,998
Income taxes	79	4,691
Profit after tax	**128,116**	**125,047**
Addition to untaxed reserves	0	36
Reversal of untaxed reserves	23,757	7,785
Addition to reserves	112,533	77,544
Profit carried forward	562	363
Net profit	**39,902**	**55,615**

The Annual Financial Statements of Wienerberger AG, which were prepared in accordance with Austrian generally accepted accounting principles, were audited by KPMG Austria GmbH Wirtschaftsprüfungs- und Steuerberatungsgesellschaft and awarded an unqualified opinion. These Annual Financial Statements and all supplementary information will be filed with the Company Register of the Commercial Court in Vienna under Number 77676 f. Copies of these Annual Financial Statements are available free of charge directly from Wienerberger AG, 1100 Vienna, and will also be available at the Annual General Meeting.

Recommendation for the Distribution of Profits:

We recommend the Annual General Meeting approve the following proposal for the distribution of profits totaling EUR 39,901,747.74: payment of a 60 % dividend on capital stock of EUR 65,278,973, or EUR 39,167,383.80, less a pro rata share for treasury stock of EUR 384,000, for a total distribution of EUR 38,783,383.80 and carry forward of the remaining EUR 1,118,363.94.

Vienna, March 4, 2002 — The Managing Board of Wienerberger AG

Balance Sheet of Wienerberger AG	31.12.2001 *in TEUR*	31.12.2000 *in TEUR*
ASSETS		
Intangible assets	1,851	251
Property, plant and equipment	39,423	36,868
Financial assets	1,371,789	1,350,095
Fixed and financial assets	**1,413,063**	**1,387,214**
Trade receivables	811	1,690
Receivables due from subsidiaries	289,925	101,417
Receivables due from associates	30,095	26,972
Other receivables and assets	40,023	3,085
Securities and other investments	50,148	91,075
Cash and cash equivalents	48,044	57,095
Current assets	**459,046**	**281,332**
Prepayments and deferred charges	133	131
	1,872,242	**1,668,677**
EQUITY AND LIABILITIES		
Issued capital	65,279	69,455
Share premium account	717,919	749,472
Retained earnings	244,599	163,489
Profit and loss account	39,902	55,615
Equity	**1,067,699**	**1,038,031**
Untaxed reserves	**46,720**	**56,099**
Provisions	**15,391**	**26,956**
Interest-bearing loans	673,090	428,130
Trade payables	1,761	406
Amounts owed to subsidiaries	58,179	111,767
Amounts owed to associates	1,120	730
Other liabilities	7,561	5,798
Liabilities	**741,711**	**546,832**
Deferred income	721	758
	1,872,242	**1,668,677**



When times are hard, solid value can only be found in stocks that build on basic needs.



Semmelrock "Bradstone Old" concrete pavers

Glossary

Acquisitions
Expenditure for the purchase of a company or share in a company (vs. investment – see below)
Asset coverage
Equity divided by non-current assets; indicates to what percent land, buildings, machinery etc. are covered by equity
ATX
Abbreviation for the "Austrian Traded Price Index" of the Vienna Stock Exchange
Basel II
Committee of the Bank for International Settlements
CAP
Agreed maximum interest for liabilities with variable interest rates; protection against rising interest rates
Capital Employed (CE)
Equity plus interest-bearing debt (incl. net inter-company balance) less liquid funds and financial assets; the sum of capital engaged in a company
Cash Management
Management of cash and cash equivalents held by a company to maximize the efficient use of these funds while ensuring the solvency of the company
Deferred taxes
The result of consolidation procedures as well as timing differences in the valuation of individual company financial statements prepared according to commercial law and tax law
Depreciation ratio
Depreciation (excluding amortization of goodwill) as a percentage of sales
EBIT
Earnings before interest and taxes, or operating profit
EBIT margin
EBIT divided by sales, or operating profit
EBITDA
Earnings before interest, taxes, depreciation and amortization, or operating profit before depreciation and amortization = gross cash flow
E-Business
Electronic business; summary term for transactions conducted over electronic media such as the Internet, other data networks etc.
ECB
European Central Bank
EPS
Earnings per share, or net profit divided by the weighted number of shares outstanding
Equity method
Consolidation method for Group accounting
Equity ratio
Equity divided by total assets
Equity yield
Net profit after tax divided by equity; indicates the return on equity
EVA
Economic Value Added, or the difference between the return on capital employed and cost of capital: Capital Employed x (ROCE – WACC)

Facing brick
External layer of two-layer exterior walls for buildings (face wall – air layer below/above insulation – rear wall)
FED
Federal Reserve, Central Bank of the USA
Forward exchange contract
Foreign exchange transaction that is not realized at conclusion of the relevant contract, but at a later point in time; a hedge against exchange rate fluctuations
Free cash flow
Cash flow on operating activities less cash flow on investing activities; indicates the amount of cash and cash equivalents earned by a company during a particular business year, which are available for expansion projects, dividends, and the repayment of debt
Gearing
Financial liabilities less liquid funds (current securities, cash on hand and in banks, net inter-Group receivables/liabilities) divided by equity including minority interest; an indicator of financial security
Goodwill
Surplus of the price paid for a company over net assets acquired
HGB
Handelsgesetzbuch (the Austrian Commercial Code)
Hollow brick
Walling bricks made of burned clay, which are normally used as perforated bricks under plaster
IAS
International Accounting Standards
Interest coverage
EBIT divided by interest expense; indicates the number of times operating income will cover interest payments on financial liabilities
Interest rate swap
Agreement to exchange cash flows with different terms over a specific period of time; these cash flows are usually fixed and variable interest rates; provides security against interest rate fluctuations
Investments
Additions to plant, property and equipment and tangible assets (vs. acquisitions – see above)
Joint venture
Agreement by various companies to jointly operate a business enterprise
Net Debt
Net sum of financial liabilities less cash and cash equivalents
NF
Abbreviation for "Normalformat", the standard size for hollow bricks (250 x 120 x 65mm)
NOPAT
Net Operating Profit After Tax, or operating profit less taxes and adjusted taxes (tax effects from financial results)
Paver
Product used in the design of gardens and public areas
PE
Polyethylene, raw material for plastic pipes
P/E ratio
Price/earnings ratio; an indicator of the market valuation of a stock

Performance Share Plan
Incentive system for management and employees that links the realization of operating indicators (e.g. EPS, TSR, EVA) with the price of a company's stock

PVC
Polyvinyl chloride, raw material for plastic pipes

Risk management
Systematic procedure to identify and evaluate potential risk, and select and implement appropriate counteractions

ROCE
Return on Capital Employed, or NOPAT divided by Capital Employed = net yield on capital employed

Shareholder value
Measure of the profitably with which a company manages the capital provided by shareholders; management principle to increase the value of a company

Stock option
Form of compensation that gives management and employees the right to purchase stock in their company at certain conditions if specific goals are reached

Total shareholder return (TSR)
Average increase or decrease in the value of a stock investment over a specific period of time; based on gains and losses in the stock price and dividend payments

Treasury
Staff function to safeguard the financing and cash management (see above) of a company

WACC
Weighted Average Cost of Capital, or the average price a company must pay on financial markets for equity and debt

WF
Abbreviation for "Waalformat", the standard format for a facing brick (210 x 100 x 50 mm)

Addresses of Major Companies

Wienerberger AG		
A-1100 Vienna,	T +43 (1) 60 192-0	info@wienerberger.com
Wienerberg City, Wienerbergstrasse 11	F +43 (1) 60 192-466	www.wienerberger.com
Wienerberger Ziegelindustrie AG		
A-2332 Hennersdorf/Wien	T +43 (1) 605 03-0	office@wienerberger.at
Hauptstrasse 2	F +43 (1) 605 03-99	www.wienerberger.at
Wienerberger Ziegelindustrie GmbH		
D-30659 Hannover	T +49 (511) 610 70-0	info@wienerberger.de
Oldenburger Allee 26	F +49 (511) 614 403	www.wienerberger.de
Terca Bricks N.V.		
B-8500 Kortrijk	T +32 (56) 24 96 10	info@terca.be
Ter Bede Business Center	F +32 (56) 25 92 96	www.terca.com
Wienerberger Briques SA		
F-67087 Strasbourg CEDEX 2	T +33 (388) 10 35 80	claudia.reydel@terca.com
50 Rue des Vignes	F +33 (388) 10 35 81	www.sturm.fr
General Shale Bricks, LLC		
Johnson City TN 37602, USA	T +1 (423) 952 42 24	office@generalshale.com
3211 North Roan Street	F +1 (423) 952 41 03	www.generalshale.com
P.O. Box 3547		
Semmelrock Stein + Design		
A-9020 Klagenfurt	T +43 (463) 38 38-0	office@semmelrock.com
Stadlweg 30/Südring	F +43 (463) 38 38-139	www.semmelrock.com
Bramac Dachsysteme International GmbH		
A-3380 Pöchlarn	T +43 (2757) 4010-0	mk@bramac.com
Bramacstrasse 9	F +43 (2757) 4010-61	www.bramac.com
Tondach Gleinstätten AG	T +43 (3457) 2218-0	office@tondach.at
A-8443 Gleinstätten	F +43 (3457) 2218-22	www.tondach.at
Pipelife International GmbH		
A-2351 Wr. Neudorf	T +43 (2236) 439 39-0	info@pipelife.com
Triester Strasse 14	F +43 (2236) 439 39-6	www.pipelife.com
Steinzeug Abwassersysteme GmbH		
D-50858 Köln	T +49 (2234) 507-0	info@steinzeug.com
Max-Planck-Strasse 6	F +49 (2234) 507-207	www.steinzeug.com
Wienerberger Ofenkachel GmbH		
A-7210 Mattersburg	T +43 (2626) 62 234-0	office@wienerberger-ofenkachel.at
Berggasse 2	F +43 (2626) 62 234-15	www.ofenkachel.at

Financial Calendar

April 3, 2002	Press Conference and Analysts Conference in Vienna, 2001 Results
April 4, 2002	Analysts Conference in London
May 6, 2002	Press Release on First Quarter Results for 2002
May 8, 2002	133-rd Annual General Meeting, Palais Ferstel, Vienna, 11 am
May 14, 2002	Deduction of dividends (ex-day)
May 17, 2002	First day for payment of 2001 dividends
August 27, 2002	Press Conference on 2002 Interim Financial Statements
August 28, 2002	Analysts Conference in London
October 30/31, 2002	Investors and Analysts Conference in Germany
November 26, 2002	Press Release on Third Quarter Results for 2002
February 2003	Preliminary Figures for 2002

Actual dates can be found on our Wienerberger Website:
www.wienerberger.com

1994	1995	1996	1997	1998	1999	2000	2001
766.9	934.2	1,094.5	1,113.7	1,143.3	1,337.5	1,670.3	1,544.9
188.2	206.8	214.7	224.6	201.4	176.8	170.7	139.3
578.7	727.5	879.9	889.1	941.9	1,160.8	1,499.6	1,405.6
158.2	193.4	217.1	240.7	258.2	308.9	403.4	202.2
20.6	20.7	19.8	21.6	22.6	23.1	24.2	13.1
97.6	121.7	116.4	131.1	162.6	187.8	254.3	-25.8
112.5	101.2	87.1	117.5	163.1	178.6	228.3	-62.7
88.2	81.1	58.2	101.4	116.5	124.7	201.4	-17.8
-23.2	-118.1	4.9	143.0	-95.0	-323.1	96.2	96.1
148.5	181.1	165.5	104.7	237.9	155.8	146.2	130.6
2)	2)	2)	12.8	63.9	344.9	140.9	97.4
12.1	12.2	7.4	13.8	12.4	10.1	13.9	0.4
20.6	25.3	-16.1	38.6	31.9	27.0	93.0	-106.4
136.2	266.3	418.5	143.7	249.1	573.1	604.8	674.1
n.a.	n.a.	1,034.6	797.6	936.1	1,297.7	1,568.5	1,613.9
23.4	51.3	58.3	19.0	29.7	62.2	54.5	66.9
5.7	4.1	2.9	4.7	5.1	5.1	5.0	-0.5
83.5	73.9	65.8	82.6	72.6	61.7	67.1	63.4
15.2	13.7	8.1	13.7	14.3	14.0	18.6	-1.8
4,803	6,418	8,229	7,574	7,988	10,374	11,069	11,331

1994	1995	1996	1997	1998	1999	2000	2001
1.43	1.53	0.94	1.43	1.64	1.74	2.86	-0.29
n.a.	n.a.	1.15	1.37	1.29	1.40	1.69	0.83
0.25	0.38	0.38	0.42	0.45	0.50	0.80	0.60
12.9	21.2	26.5	29.0	31.5	34.7	55.1	38.8
10.6	10.3	10.1	10.6	11.7	12.9	15.7	14.8
23.44	18.17	19.08	22.03	21.18	21.59	19.13	15.75
50,649	55,564	69,455	69,455	69,455	69,223	68,823	67,975
1,187.0	1,009.5	1,325.0	1,530.0	1,471.3	1,499.5	1,328.7	1,093.9

1994	1995	1996	1997	1998	1999	2000	2001
696.0	799.7	1.091.2	892.6	1.121.4	1.446.8	1,611.3	1,556.3
132.3	164.7	233.0	214.8	223.4	265.4	300.7	331.8
374.8	441.3	370.7	507.9	687.8	631.6	624.3	543.8
1,203.0	**1,405.7**	**1,694.9**	**1,615.3**	**2,032.6**	**2,343.8**	**2,536.3**	**2,431.9**
581.5	591.0	717.6	756.9	838.1	921.2	1,109.2	1,008.0
124.9	131.7	187.4	239.5	263.1	311.9	325.6	283.1
496.7	683.0	789.9	619.0	931.4	1,110.7	1,101.5	1,140.8

Austrian Commercial Code

IAS

Publisher:
Wienerberger AG
A-1100 Vienna, Wienerberg City,
Wienerbergstrasse 11, Austria

Tel.: +43 (1) 60 192-463
Fax: +43 (1) 60 192-466
E-mail: investor@wienerberger.com
Internet: www.wienerberger.com

Inquiries may be addressed to:
The Managing Board:
Wolfgang Reithofer, CEO
Hans Tschuden, CFO

Investor Relations:
Thomas Melzer

Corporate Finance:
Thomas Leissing

The Annual Report and Annual Financial Statements for 2001 were presented at the Press Conference on April 3, 2002 and the 133-rd Annual General Meeting on May 8, 2002 in Vienna.
Available in German and English.

Translation:
Donna Schiller-Margolis, Vienna

Concept and Layout:
Lowe GGK Design, Vienna

DTP and Reproduction:
Satz & Graphik, Vienna

Photos:
Andreas Hofer

Printed by:
1a Druck, Judenburg
Printed on Garda Pat, 13 matt,
PhöniXmotion xantur wood-free TCF

Ten-Year Review

Corporate Data		1992	1993
Sales	*in € mill.*	851.1	880.8
Domestic	*in € mill.*	437.6	432.1
Foreign	*in € mill.*	413.4	448.7
EBITDA [1]	*in € mill.*	100.4	126.9
EBITDA margin	*in %*	11.8	14.4
EBIT [1]	*in € mill.*	48.6	70.2
Profit before tax	*in € mill.*	40.4	60.6
Profit after tax	*in € mill.*	27.5	42.3
Free cash flow	*in € mill.*	n.a.	n.a.
Capital expenditure	*in € mill.*	150.5	131.1
Acquisitions	*in € mill.*	[2]	[2]
ROCE [1]	*in %*	6.3	8.5
EVA [1]	*in € mill.*	-13.7	-2.7
Net debt	*in € mill.*	71.7	101.5
Capital employed	*in € mill.*	n.a.	n.a.
Gearing	*in %*	14.4	19.5
Interest cover [3]		2.0	3.3
Asset coverage [4]	*in %*	92.6	86.1
Return on equity [5]	*in %*	5.5	8.1
Employees		5,596	5,629

Stock Exchange Data		1992	1993
Earnings per share [6]	*in €*	0.90	1.11
Operating earnings per share [7]	*in €*	n.a.	n.a.
Dividends per share	*in €*	0.21	0.23
Dividends	*in € mill.*	9.7	10.6
Equity capital per share	*in € mill.*	9.2	9.8
Share price at year-end	*in €*	18.78	25.07
Shares outstanding (weighted) [8]	*in 1,000*	46,850	47,229
Market capitalization at year-end	*in € mill.*	879.7	1,184.1

Condensed Balance Sheet		1992	1993
Fixed and financial assets	*in € mill.*	540.0	605.9
Inventories	*in € mill.*	140.3	146.4
Misc. current assets	*in € mill.*	367.4	368.5
Balance sheet total	*in € mill.*	**1,047.7**	**1,120.8**
Equity [9]	*in € mill.*	500.0	521.6
Provisions	*in € mill.*	131.1	144.7
Liabilities	*in € mill.*	416.6	454.4

Explanatory Notes:

1) *Including non-recurring income and expenses*
2) *Separate classification of capex and acquisitions only possible beginning in 1997 with the introduction of IAS reporting*
3) *EBIT : interest expense*
4) *Equity : fixed and financial assets*
5) *Profit after tax : Equity*
6) *1992–1996 according to ÖVFA*
7) *Before amortization of goodwill and excluding non-recurring income and expenses*
8) *Adjusted for treasury stock, 1: 8 stock split (1999), 2 : 1 stock split (1995), and 5 : 4 stock split (1992)*
9) *Equity plus minority interest*

